Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Interim Financial Statements

September 30, 2024 and 2023

(Unaudited)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the “Group”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2024, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2024 and 2023, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2024 and 2023, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2024, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Company as of December 31, 2023, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated statement of financial position from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2024

This report is effective as of November 14, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2024 and December 31, 2023

(In millions of won)	Note		September 30, 2024 (Unaudited)	December 31, 2023
Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	44,410,677	34,629,251
Financial assets at fair value through profit or loss	4, 8		76,710,929	71,216,564
Derivative assets	4, 9		5,038,216	4,711,421
Securities at fair value through other comprehensive income	4, 10		91,389,365	90,311,979
Securities at amortized cost	4, 10		34,470,612	35,686,487
Loans at amortized cost	4, 11		443,132,439	411,739,562
Property and equipment			4,000,943	3,972,304
Intangible assets	12		6,142,822	6,217,946
Investments in associates	13		2,765,739	2,692,031
Current tax receivable			39,498	30,590
Deferred tax assets			191,860	153,719
Investment property			433,135	257,806
Net defined benefit assets	17		150,847	114,378
Insurance contract assets	19		8,539	10,654
Reinsurance contract assets	19		152,318	88,353
Other assets	4, 11		36,320,741	29,925,844
Assets held for sale			37,820	36,444
Total assets		~~W~~	745,396,500	691,795,333

Liabilities
Deposits	4	~~W~~	415,932,186	381,512,664
Financial liabilities at fair value through profit or loss	4, 14		1,940,847	1,868,977
Financial liabilities designated at fair value through profit or loss	4, 15		8,917,614	7,796,727
Derivative liabilities	4, 9		4,658,128	5,038,416
Borrowings	4		54,676,360	56,901,352
Debt securities issued	4, 16		89,812,589	81,561,725
Net defined benefit liabilities	17		90,532	67,620
Provisions	18		1,188,008	1,369,666
Current tax payable			337,499	92,253
Deferred tax liabilities			520,869	542,595
Insurance contract liabilities	19		51,126,421	48,333,208
Reinsurance contract liabilities	19		116,591	93,240
Investment contract liabilities			1,361,869	1,572,685
Other liabilities	4		55,949,948	48,722,340
Total liabilities			686,629,461	635,473,468

Equity	21
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,600,121	4,001,731
Capital surplus			12,094,968	12,094,968
Capital adjustments			(857,215)	(658,664)
Accumulated other comprehensive loss			(2,039,137)	(1,074,453)
Retained earnings			39,233,107	36,387,314
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			56,001,485	53,720,537
Non-controlling interests			2,765,554	2,601,328
Total equity			58,767,039	56,321,865

Total liabilities and equity		~~W~~	745,396,500	691,795,333

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the Nine-month periods ended September 30, 2024 and 2023

			September 30, 2024 (Unaudited)		September 30, 2023 (Unaudited)
(In millions of won)	Notes		Three-month	Nine- month	Three-month	Nine- month
Interest income		~~W~~	7,402,644	21,838,101	7,028,499	20,336,162
Interest expense			(4,547,657)	(13,345,401)	(4,265,192)	(12,304,830)
Net interest income	23		2,854,987	8,492,700	2,763,307	8,031,332

Fees and commission income			1,081,702	3,267,780	1,092,040	3,087,731
Fees and commission expense			(391,135)	(1,157,904)	(379,999)	(1,122,962)
Net fees and commission income	24		690,567	2,109,876	712,041	1,964,769

Insurance income			794,618	2,338,542	737,324	2,150,250
Reinsurance income			15,538	38,497	10,123	33,379
Insurance service expenses			(531,813)	(1,499,275)	(455,966)	(1,356,978)
Reinsurance service expenses			(11,506)	(50,212)	(19,876)	(57,470)
Net insurance income	19		266,837	827,552	271,605	769,181

Insurance finance income			112,769	129,519	96,756	123,274
Insurance finance expense			4,715	(271,826)	5,499	(359,345)
Net insurance finance expense	20		117,484	(142,307)	102,255	(236,071)

Dividend income			41,257	194,811	22,892	152,093
Net gain (loss) on financial instruments at fair value through profit or loss			479,504	1,513,587	(35,850)	1,575,319
Net gain (loss) on financial instruments designated at fair value through profit or loss			(42,497)	(273,750)	171,156	(267,637)
Net gain (loss) on foreign currency transaction			(140,470)	201,276	104,306	330,482
Net gain (loss) on disposal of financial securities at fair value through other comprehensive income	10		38,793	66,073	(17,756)	(31,315)
Net gain (loss) on disposal of securities at amortized cost	10		(23,133)	(23,137)	(1)	355
Provision for allowance for credit loss	25		(422,259)	(1,399,739)	(488,723)	(1,472,206)
General and administrative expenses	26		(1,489,244)	(4,333,095)	(1,497,534)	(4,296,382)
Other operating expenses, net			(501,929)	(1,443,171)	(403,565)	(1,323,554)

Operating income			1,869,897	5,790,676	1,704,133	5,196,366

Equity method income (expense)	13		(7,841)	(22,799)	28,165	95,499
Other non-operating income (expense), net			(96,688)	(340,565)	(141,916)	(116,304)
Profit before income taxes			1,765,368	5,427,312	1,590,382	5,175,561

Income tax expense	28		439,919	1,303,048	371,557	1,273,613
Profit for the period		~~W~~	1,325,449	4,124,264	1,218,825	3,901,948
+

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the Nine-month periods ended September 30, 2024 and 2023

(In millions of won, except earnings per share data)			September 30, 2024 (Unaudited)		September 30, 2023 (Unaudited)
	Notes		Three- month	Nine- month	Three- month	Nine- month

Other comprehensive income (loss) for the period, net of income tax	21
Items that are or may be reclassified to profit or loss:
Valuation gain (loss) on securities at fair value through other comprehensive income		~~W~~	1,233,192	1,147,554	(741,022)	125,895
Equity in other comprehensive income (loss) of associates			255	218	505	6,659
Foreign currency translation adjustments for foreign operations			(58,023)	55,220	(9,624)	116,463
Net change in unrealized fair value of cash flow hedges			25,986	4,473	(18,708)	(26,008)
Net finance income (expense) on insurance contract assets (liabilities)			(1,221,725)	(2,233,942)	874,344	710,087
Net finance income (expense) on reinsurance contract assets (liabilities)			(7,052)	(7,547)	2,861	(970)
			(27,367)	(1,034,024)	108,356	932,126
Items that will never be reclassified to profit or loss:
Remeasurement of the net defined benefit liabilities (assets)			450	61,513	(275)	(36,889)
Valuation gain (loss) on securities at fair value through other comprehensive income			(44,390)	9,164	43,827	(23,711)
Gain (loss) on disposal of securities at fair value through other comprehensive income			3,245	737	(704)	(1,964)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(1,494)	(4,793)	296	1,179
			(42,189)	66,621	43,144	(61,385)
Total other comprehensive income (loss), net of income tax			(69,556)	(967,403)	151,500	870,741

Total comprehensive income for the period		~~W~~	1,255,893	3,156,861	1,370,325	4,772,689

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,297,068	4,044,079	1,192,065	3,818,288
Non-controlling interests			28,381	80,185	26,760	83,660
		~~W~~	1,325,449	4,124,264	1,218,825	3,901,948
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,227,475	3,076,239	1,343,384	4,686,724
Non-controlling interests			28,418	80,622	26,941	85,965
		~~W~~	1,255,893	3,156,861	1,370,325	4,772,689

Earnings per share:	29
Basic and diluted earnings per share in won		~~W~~	2,497	7,717	2,210	7,057

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the Nine-month period ended September 30, 2024444

(In millions of won)		September 30, 2023
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2023	~~W~~	2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	50,731,842	2,691,716	53,423,558
Total comprehensive income
Profit for the period		-	-	-	-	-	3,818,288	3,818,288	83,660	3,901,948
Other comprehensive income, net of income tax:
Gain on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	98,640	-	98,640	1,580	100,220
Equity in other comprehensive income of associates		-	-	-	-	6,659	-	6,659	-	6,659
Foreign currency translation adjustments for foreign operations		-	-	-	-	115,659	-	115,659	804	116,463
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(26,008)	-	(26,008)	-	(26,008)
Net finance gain on insurance contract assets (liabilities)		-	-	-	-	710,087	-	710,087	-	710,087
Net finance loss on reinsurance contract assets (liabilities)		-	-	-	-	(970)	-	(970)	-	(970)
Remeasurement of defined benefit liabilities (assets)		-	-	-	-	(36,810)	-	(36,810)	(79)	(36,889)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	1,179	-	1,179	-	1,179
Total other comprehensive income		-	-	-	-	868,436	-	868,436	2,305	870,741
Total comprehensive income		-	-	-	-	868,436	3,818,288	4,686,724	85,965	4,772,689

Other changes in equity
Annual dividends		-	-	-	-	-	(455,215)	(455,215)	-	(455,215)
Quarterly dividends		-	-	-	-	-	(546,486)	(546,486)	-	(546,486)
Dividends to hybrid bonds		-	-	-	-	-	(142,893)	(142,893)	-	(142,893)
Issuance of hybrid bonds (Note 21)		-	897,646	-	-	-	-	897,646	-	897,646
Repayment of hybrid bonds (Note 21)		-	(1,092,883)	-	(102,667)	-	-	(1,195,550)	-	(1,195,550)
Transfer to retained earning of redemption loss of hybrid bonds		-	-	-	317	-	(317)	-	-	-
Acquisition of treasury stock (Note 21)		-	-	-	(385,947)	-	-	(385,947)	-	(385,947)
Retirement of treasury stock (Note 21)		-	-	-	385,947	-	(386,027)	(80)	-	(80)
Preferred stock converted to common stock		-	-	(75)	-	-	-	(75)	-	(75)
Change in other capital adjustments		-	-	-	27,165	-	(465)	26,700	-	26,700
Change in other non-controlling interests		-	-	-	(426)	-	-	(426)	22,705	22,279
		-	(195,237)	(75)	(75,611)	-	(1,531,403)	(1,802,326)	22,705	(1,779,621)
Reclassification between OCI and retained earnings		-	-	-	-	(1,206)	1,206	-	-	-
Balance at September 30, 2023 (Unaudited)	~~W~~	2,969,641	4,001,731	12,094,968	(658,470)	(1,043,520)	36,251,890	53,616,240	2,800,386	56,416,626

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the Nine-month period ended September 30, 2024444

(In millions of won)		September 30, 2024
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2024	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865
Total comprehensive income
Profit for the period		-	-	-	-	-	4,044,079	4,044,079	80,185	4,124,264
Other comprehensive income, net of income tax:
Gain on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	1,156,578	-	1,156,578	877	1,157,455
Equity in other comprehensive income of associates		-	-	-	-	218	-	218	-	218
Foreign currency translation adjustments for foreign operations		-	-	-	-	55,843	-	55,843	(623)	55,220
Net change in unrealized fair value of cash flow hedges		-	-	-	-	4,473	-	4,473	-	4,473
Net finance loss on insurance contract assets (liabilities)		-	-	-	-	(2,233,942)	-	(2,233,942)	-	(2,233,942)
Net finance loss on reinsurance contract assets (liabilities)		-	-	-	-	(7,547)	-	(7,547)	-	(7,547)
Remeasurements of defined benefit liability (asset)		-	-	-	-	61,330	-	61,330	183	61,513
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(4,793)	-	(4,793)	-	(4,793)
Total other comprehensive income		-	-	-	-	(967,840)	-	(967,840)	437	(967,403)
Total comprehensive income		-	-	-	-	(967,840)	4,044,079	3,076,239	80,622	3,156,861

Other changes in equity
Annual dividends		-	-	-	-	-	(268,697)	(268,697)	-	(268,697)
Quarterly dividends		-	-	-	-	-	(548,427)	(548,427)	-	(548,427)
Dividends to hybrid bonds		-	-	-	-	-	(124,397)	(124,397)	-	(124,397)
Issuance of hybrid bonds (Note 21)		-	797,866	-	-	-	-	797,866	-	797,866
Repayment of hybrid bonds (Note 21)		-	(199,476)	-	(524)	-	-	(200,000)	-	(200,000)
Transfer to retained earning of redemption loss of hybrid bonds		-	-	-	102,667	-	(102,667)	-	-	-
Acquisition of treasury stock (Note 21)		-	-	-	(450,126)	-	-	(450,126)	-	(450,126)
Disposal of treasury stock (Note 21)		-	-	-	296	-	-	296	-	296
Retirement of treasury stock (Note 21)		-	-	-	150,000	-	(150,056)	(56)	-	(56)
Change in other capital adjustments		-	-	-	(864)	-	(886)	(1,750)	-	(1,750)
Change in other non-controlling interests		-	-	-	-	-	-	-	83,604	83,604
		-	598,390	-	(198,551)	-	(1,195,130)	(795,291)	83,604	(711,687)
Reclassification between OCI and retained earnings		-	-	-	-	3,156	(3,156)	-	-	-
Balance at September 30, 2024 (Unaudited)	~~W~~	2,969,641	4,600,121	12,094,968	(857,215)	(2,039,137)	39,233,107	56,001,485	2,765,554	58,767,039

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the Nine-month periods ended September 30, 2024 and 20234

			Nine-month periods ended September 30
(In millions of won)	Notes		2024 (Unaudited)	2023 (Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	4,124,264	3,901,948
Adjustments for:
Interest income	23		(21,838,101)	(20,336,162)
Interest expense	23		13,345,401	12,304,830
Dividend income			(194,811)	(152,093)
Corporate tax expense			1,303,048	1,273,613
Net fees and commission expense			231,028	233,691
Net insurance contract income			(827,552)	(769,180)
Net insurance finance expense			142,307	236,071
Net gain on financial instruments at fair value through profit or loss			(672,810)	(716,782)
Net loss (gain) on derivatives			(242,321)	80,441
Net gain on foreign currency translation			(13,025)	(98,982)
Net loss (gain) on financial instruments designated at fair value through profit or loss			67,310	(116,818)
Net loss (gain) on disposal of securities at fair value through other comprehensive income	10		(66,073)	31,315
Net loss (gain) on disposal of securities at amortized cost	10		23,137	(355)
Provision for allowance for credit loss	25		1,399,739	1,472,206
Employee benefits			155,356	96,814
Depreciation and other amortization	26		947,392	874,166
Other operating expense			490,641	337,251
Equity method expense (income)	13		22,799	(95,499)
Other non-operating expense			287,682	100,073
			(5,438,853)	(5,245,400)

Changes in assets and liabilities:
Due from banks at amortized cost			(624,944)	595,973
Securities at fair value through profit or loss			(4,381,191)	(3,436,312)
Loans at fair value through profit or loss			(471,852)	270,615
Financial instruments designated at fair value through profit or loss			1,046,951	(1,272,999)
Derivative instruments			(234,416)	(387,189)
Loans at amortized cost			(31,015,319)	(3,702,831)
Insurance contract assets			2,116	(1,105)
Reinsurance contract assets			(63,964)	9,393
Other assets			(7,554,358)	(9,923,629)
Deposits			34,024,780	1,715,803
Net defined benefit liabilities (assets)			(40,672)	45,590
Provisions			(451,633)	(399,296)
Insurance contract liabilities			(618,063)	(1,025,893)
Reinsurance contract liabilities			1,122	(20,249)
Investment contract liabilities			(256,830)	(49,581)
Other liabilities			6,026,064	14,759,318
			(4,612,209)	(2,822,392)

Income taxes paid			(692,345)	(1,476,343)
Interest received			21,529,146	19,331,142
Interest paid			(10,979,150)	(8,576,877)
Dividends received			186,758	173,564
Net cash flow from operating activities		~~W~~	4,117,611	5,285,642

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the Nine-month periods ended September 30, 2024 and 20234

				Nine-month periods ended September 30
(In millions of won)	Notes		2024 (Unaudited)	2023 (Unaudited)

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	3,336,040	3,212,948
Acquisition of financial instruments at fair value through profit or loss			(4,373,233)	(4,227,464)
Decrease in financial securities at fair value through other comprehensive income			33,221,502	28,747,082
Acquisition of securities at fair value through other comprehensive income			(31,689,749)	(28,672,295)
Decrease in securities at amortized cost			5,380,769	2,983,775
Acquisition of securities at amortized cost			(4,076,830)	(4,722,342)
Proceeds from disposal of property and equipment			5,962	14,251
Acquisition of property and equipment			(164,171)	(174,766)
Proceeds from disposal of intangible assets			5,814	16,054
Acquisition of intangible assets			(414,886)	(351,331)
Proceeds from disposal of investments in associates			241,996	273,776
Acquisition of investments in associates			(560,192)	(323,748)
Proceeds from disposal of investment property			5,281	166,767
Acquisition of investment property			(2,291)	(4,324)
Disposal of assets held-for-sale			-	2,490
Change in other assets			40,074	9,430
Proceeds from settlement of hedging derivative financial instruments			30,526	19,608
Payment of settlement of hedging derivative financial instruments			(101,693)	(57,337)
Net cash flow from investing activities		~~W~~	884,919	(3,087,426)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	797,866	897,646
Repayment of hybrid bonds			(200,000)	(1,195,550)
Net change in borrowings			(2,096,338)	6,391,722
Proceeds from debt securities issued			33,388,400	31,593,197
Repayments of debt securities issued			(26,235,357)	(32,278,891)
Increase in financial liabilities designated at fair value through profit or loss			-	209,969
Changes in other liabilities			(56,703)	79,558
Dividends paid			(941,075)	(1,144,090)
Proceeds from settlement of hedging derivative financial instruments			2,201,235	1,492,007
Payments of settlement of hedging derivative financial instruments			(2,154,056)	(1,415,311)
Acquisition of treasury stock			(450,126)	(385,947)
Disposal of treasury stock			296	-
Costs for retirement of treasury stock			(56)	(80)
Increase(decrease) in non-controlling interests			82,007	21,865
Repayments of lease liabilities			(207,206)	(185,346)
Conversion costs for preferred stock to common stock			-	(75)
Net cash flow from financing activities			4,128,887	4,080,674

Effect of exchange rate changes on cash and cash equivalents held			25,804	46,052
Increase in cash and cash equivalents			9,157,221	6,324,942

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the Nine-month periods ended September 30, 2024 and 20234

Cash and cash equivalents at the beginning of the period	31		30,416,884	24,413,946

Cash and cash equivalents at the end of the period	31	~~W~~	39,574,105	30,738,888

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (Hereinafter referred to as the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2024 and December 31, 2023 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		September 30, 2024	December 31, 2023
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	September 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Securities Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Asset Management Co., Ltd.	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan Asset Trust Co. Ltd	〃	〃	100.0	100.0
〃	Shinhan Fund Partners Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd. (*2)	〃	〃	-	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan EZ General Insurance, Ltd.	〃	〃	85.1	85.1
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2024 and December 31, 2023 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		September 30, 2024	December 31, 2023
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	September 30	100.0	100.0
〃	LLP MFO Shinhan Finance	Kazakhstan	〃	75.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	76.3	76.3
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	〃	100.0	100.0
〃	Shinhan Securities Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia (*3)	Indonesia	〃	-	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd	Korea	〃	100.0	100.0
〃	Shinhan LifeCare Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.

(*2) The major assets were sold to Shinhan Bank, a subsidiary company, in January 2024, and the liquidation was completed after the distribution of remaining assets on July 15, 2024.

(*3) The entire ownership was sold on August 30, 2024, resulting in the exclusion from subsidiaries.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to significant variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	Tiger Eyes 3 Co., Ltd. and 195 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is substantially exposed to, or has rights to significant variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	-

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is substantially exposed to, or has rights to significant variable returns.

Investment Fund	One Shinhan Future's Fund and 171 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is substantially exposed to, or has rights to, the significant variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

1. Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) The summarized financial information of the controlling company and the Group’s major consolidated subsidiaries as of September 30, 2024 and December 31, 2023 is as follows:

		September 30, 2024			December 31, 2023
Investees (*1)(*2)		Asset balance	Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group(separate)	~~W~~	38,147,815	11,246,071	26,901,744	37,289,555	11,190,414	26,099,141
Shinhan Bank		557,398,556	521,498,995	35,899,561	508,497,276	474,966,063	33,531,213
Shinhan Card Co., Ltd.		43,380,930	35,120,031	8,260,899	43,420,162	35,365,175	8,054,987
Shinhan Securities Co., Ltd.		54,272,863	48,709,555	5,563,308	52,497,500	47,131,211	5,366,289
Shinhan Life Insurance Co., Ltd.		60,169,303	52,930,511	7,238,792	58,641,345	50,218,211	8,423,134
Shinhan Capital Co., Ltd.		12,494,844	10,203,886	2,290,958	13,018,880	10,791,281	2,227,599
Jeju Bank		7,303,556	6,710,915	592,641	7,162,714	6,626,863	535,851
Shinhan Asset Management Co., Ltd.		489,042	183,583	305,459	409,246	134,030	275,216
SHC Management Co., Ltd.		10,257	-	10,257	10,051	-	10,051
Shinhan DS		127,826	68,274	59,552	137,141	85,417	51,724
Shinhan Savings Bank		2,941,913	2,570,052	371,861	3,046,110	2,696,597	349,513
Shinhan Asset Trust Co., Ltd.		712,472	415,039	297,433	463,445	85,555	377,890
Shinhan Fund Partners		117,682	21,645	96,037	110,849	20,136	90,713
Shinhan REITs Management Co., Ltd.		86,812	13,800	73,012	72,018	9,522	62,496
Shinhan AI Co., Ltd. (*3)		-	-	-	35,674	940	34,734
Shinhan Venture Investment Co., Ltd.		178,357	87,849	90,508	171,783	90,515	81,268
Shinhan EZ General Insurance, Ltd.		288,316	173,269	115,047	261,204	131,875	129,329

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) Shinhan AI was liquidated for the nine-month period ended September 30, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

1. Reporting entity (continued)

ii) the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024			September 30, 2023
Investees (*1),(*2)		Operating income	Net income (loss) (*3)	Com- prehensive income (loss) (*3)	Operating income	Net income (loss) (*3)	Com- prehensive income (loss) (*3)
Shinhan Financial Group (separate)	~~W~~	2,108,299	1,597,981	1,596,444	2,137,290	1,703,017	1,702,247
Shinhan Bank		29,792,206	3,103,237	3,527,706	30,975,662	2,599,275	2,985,649
Shinhan Card Co., Ltd.		4,322,578	555,085	529,256	4,108,511	470,104	458,120
Shinhan Investment Corp.		8,945,872	248,838	245,546	7,745,380	223,351	230,410
Shinhan Life Insurance Co., Ltd.		5,010,639	467,107	(1,010,904)	4,866,674	427,623	732,803
Shinhan Capital Co., Ltd.		916,880	152,626	149,139	907,097	292,863	289,389
Jeju Bank		287,747	9,378	13,793	273,267	13,115	19,408
Shinhan Asset Management Co., Ltd.		196,619	54,638	54,643	102,954	19,481	19,473
SHC Management Co., Ltd.		-	206	206	-	237	237
Shinhan DS		231,993	6,267	7,829	227,795	7,906	6,412
Shinhan Savings Bank		194,930	21,761	22,348	207,275	26,992	26,991
Shinhan Asset Trust Co., Ltd.		80,151	(178,507)	(178,760)	113,415	56,288	56,064
Shinhan Fund Partners		50,656	11,420	11,420	46,656	8,286	8,286
Shinhan REITs Management Co., Ltd.		23,328	10,518	10,515	16,418	6,386	6,380
Shinhan AI Co., Ltd. (*4)		-	(1,927)	(1,928)	7,835	(2,391)	(2,405)
Shinhan Venture Investment Co, Ltd.		40,889	9,116	9,241	18,860	3,231	3,258
Shinhan EZ General Insurance, Ltd.		66,074	(13,990)	(14,282)	29,526	(5,221)	(5,591)
(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) It includes non-controlling interest.

(*4) Shinhan AI was liquidated for the nine-month period ended September 30, 2024, and the amounts for the nine-month period ended September 30, 2024, and September 30, 2023, reflect pre-liquidation figures.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”). These consolidated interim financial statements are prepared under K-IFRS 1034, ‘Interim Financial Reporting’ and contains less information than required in the annual consolidated financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2023.

(b) Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual circumstances, the related actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2023 except for the method of estimation used to determine the income tax expense for the interim period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

3. Material accounting policies

(a) The Group applies the same accounting policies applied as when preparing the annual consolidated financial statements for the year ended December 31, 2023, except for the following amendments that has been applied for the first time since January 1, 2024 and as described in Note 2. (b).

i) Amendment to K-IFRS No. 1001 'Presentation of Financial Statements' - Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current or non-current should be based on the substantive rights existing at the end of the reporting period and that the classification is unaffected by management’s intentions or expectations about whether the company will exercise its right to defer settlement of a liability. The amendments also introduce a definition of settlement to make clear that settlement includes the transfer to the counterparty of the company's own equity instruments, however, it would be excluded if an option to settle the liability by the transfer of the company’s own equity instruments is recognized separately from the liability in compound financial instruments. There is no significant impact on the consolidated financial statements from these amendments.

ii) Amendments to K-IFRS No. 1007, ‘Cash Flow Statement’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ - Supplier Finance Arrangements

The amendments add to the disclosure objectives in K-IFRS 1007, ‘Cash Flow Statement,’ that information about supplier finance arrangements should be disclosed to enable users of financial statements to assess the impact of those arrangements on the Company’s liabilities and cash flows. The amendments also amend K-IFRS 1107, ‘Financial Instruments: Disclosures,’ to add supplier finance arrangements as an example of a requirement to disclose information about an entity’s exposure to concentrations of liquidity risk. There is no significant impact on the consolidated financial statements from these amendments.

iii) The following new and amended standards are not expected to have a significant impact on the consolidated financial statements.

- Lease Liability in a Sale and Leaseback (the K-IFRS 1116 'lease')

- Disclosure of Virtual Assets (the K-IFRS 1001 'Financial statement presentation')

(b) As of September 30, 2024, the newly enacted and disclosed but not yet effective new K-IFRS are as follows:

i) Amendment to K-IFRS No. 1021 'Effects of Changes in Foreign Exchange Rates' and No. 1101 ‘First-time adoption of K-IFRS’ – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. These amendments are set for prospective application to fiscal years beginning on or after January 1, 2025, with early application permitted. Consolidated entities are currently assessing the impacts of these amendments on the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (hereinafter referred to as the “Group”) manages various risks that may occur in each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with risk management guidelines established by the controlling company and each subsidiary.

i) Risk management principles

The risk management principles of the Group are as follows:

- All sales activities should be carried out in consideration of the balance between risk and profit within the preset risk propensity.

-The controlling company presents the best practices for the group risk management, supervises compliance, and has responsibilities and authorities for monitoring at the group level.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a careful view to prepare for possible deterioration of the situation even in normal conditions.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (hereinafter referred to as the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's Chief Risk Management Officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be affordable by the Group and each subsidiary, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

ii-1) Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The Committee's resolutions are as follows.

- Establish a basic risk management policy consistent with the management strategy.

- Determination of the level of risk that can be borne by the group and each subsidiary

- Approve the appropriate investment limit or loss allowance limit

- Establishment and revision of group risk management regulations and group risk council regulations

- Matters concerning risk management organizational structure and division of duties.

- Matters concerning the operation of the risk management system.

- Matters concerning the establishment of various limits and approval of excess limits

- Decisions related to the approval of the group's internal rating law for non-retail and retail credit rating systems by the Financial Supervisory Service

- Matters concerning risk disclosure policy

- Results of crisis situation analysis and related capital management plans and financing plans

- Matters deemed necessary by the board of directors

- Matters required by external regulations such as the Financial Services Commission, and matters prescribed by other regulations, guidelines, etc.

- Matters deemed necessary by the Chairperson

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

ii-2) Group Risk Management Council

In order to maintain the Group's risk policies and strategies consistently, discuss all risk-related matters of the Group and make resolutions on matters necessary to implement the policies prescribed by the Group Risk Management Committee. The members shall be chaired by the risk management officer of the group and shall be comprised of the risk management officer of the major subsidiaries.

iii) Group risk management framework

iii-1) Risk Capital Management

Risk capital refers to the capital required to compensate for losses in case of a potential risk being realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and its subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management and a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

iii-2) Risk monitoring

The Group proactively manages risks by periodically identifying risk factors that may affect the Group’s business environment, through a multidimensional risk monitoring system. Each subsidiary is required to report to the Company any factors that could have a material impact on the group-level risk management, and the Company prepares weekly, monthly and occasional monitoring reports to the Group management including the CRO.

In addition, the Group performs preemptive risk management through a “Risk Dashboard” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each subsidiary, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

iii-3) Risk review

When promoting new products or new businesses and changing major policies, risk factors are reviewed by a pre-defined checklist to block reckless promotion of businesses that are not easy to judge risks and support rational decision-making. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following, should there be any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

iii-4) Crisis management

The Group maintains a group-wide risk management system by detecting signals of any risk crisis to respond on a timely, efficient and flexible manner, thereby ensuring the Group’s sustainability. Each subsidiary maintains crisis planning for four levels of contingencies, namely, “cautious’, “alert”, “imminent crisis” and “crisis”, determination of which are based on quantitative and qualitative monitoring and consequence analysis, Under circumstance of any such contingencies, each subsidiary is required to respond according to a prescribed contingency plan. At the controlling company level, the Group establishes and maintains a system that can detect and respond to crisis, consistent group-wide. The Group directly gets involved in a situation when deemed necessary, such as two or more subsidiaries entering into ‘cautious’ level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the CRO as the chairman, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department. The committee decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the Group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision. Moreover, measuring credit risk and managing limit for portfolios are included in the process. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the personal information, the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch’s RM (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring system (CSS) based on objective statistical methods and bank credit policies.

The Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is requested for an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairman, the head of each business division and supporting division, and the head of the related departments. Apart from the RMC, the credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to credit policy decisions, separate from credit monitoring.

Shinhan Card’s credit rating system is divided into ASS(Application Scoring System) and BSS(Behavior Scoring System). Unless a customer falls under “rejections due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of AS is approved. There is a separate screening criterion for credit card customers, who has maintained its relationship with Shinhan Financial Group for a long-term and has a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk

i) Techniques, assumptions, and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of default over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, available without undue cost or effort and indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit risk rating is the main variable input to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased since the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific delinquent pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, there should be no excessively frequent movement between the 12-month expected credit loss accumulation target and the entire period expected credit loss accumulation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk, and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms)

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected forward looking information through regression estimation. To reflect internal and external economic uncertainties, the Group reviewed not only the existing 3 scenarios (‘upside’, ‘central’, and ‘downside’) but also an additional scenario, the ‘worst’ scenario for final forward-looking information.

Major macroeconomic variables	Correlation between credit risks

GDP growth rate	(-)
Private consumption index growth rate	(-)
Index of equipment investment growth rate	(-)
Consumer price index growth rate	(+)
Balance on current account	(-)

The predicted correlation between the macroeconomic variables used by the consolidated entity and the risk of default has been derived based on long-term data over the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed considering the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it deems that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying value, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk without considering of any collateral held or other credit enhancements as of September 30, 2024 and December 31, 2023 is as follows:

		September 30, 2024	December 31, 2023
Due from banks and loans at amortized cost (*1),(*3):
Banks	~~W~~	13,396,221	15,099,247
Retail		200,165,446	177,454,344
Government/Public sector/Central bank		31,807,738	21,981,065
Corporations		212,373,591	202,763,657
Card receivables		26,792,674	26,896,950
		484,535,670	444,195,263

Due from banks and loans at fair value through profit or loss (*3):
Banks		322,245	238,740
Corporations		1,938,841	1,550,565
		2,261,086	1,789,305

Securities at fair value through profit or loss		70,960,146	65,575,798
Securities at fair value through other comprehensive income		89,721,658	88,637,000
Securities at amortized cost (*1)		34,470,612	35,686,487
Derivative assets		5,038,216	4,711,421
Other financial assets (*1),(*2)		33,008,579	26,880,554
Guarantee contracts		21,365,755	18,374,287
Loan commitments and other credit liabilities		215,088,929	212,078,870
	~~W~~	956,450,651	897,928,985

(*1) The maximum exposure amount of due from banks and loans at amortized cost, securities at amortized cost and other financial assets are recorded as net of allowances.

(*2) Other financial assets mainly consist of receivables, accrued income, secured deposits, prepayment and uncollected domestic exchange settlement.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024
		12-month expected credit loss		Lifetime expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,369,879	1,692,148	284,231	66,948	-	13,413,206	(16,985)	13,396,221	29,639
Retail		177,022,118	6,439,907	12,403,529	4,063,743	1,199,219	201,128,516	(963,070)	200,165,446	149,919,434
Government/Public sector/ Central bank		29,034,494	2,703,835	81,833	70	-	31,820,232	(12,494)	31,807,738	2,500
Corporations		113,468,428	53,156,859	19,786,995	26,447,520	1,953,838	214,813,640	(2,440,049)	212,373,591	115,629,595
Card receivable		20,924,792	2,865,230	1,152,290	2,323,564	581,231	27,847,107	(1,054,433)	26,792,674	20,264
		351,819,711	66,857,979	33,708,878	32,901,845	3,734,288	489,022,701	(4,487,031)	484,535,670	265,601,432
Securities at fair value through other comprehensive income (loss) (*)		80,502,192	9,157,011	10,056	52,399	-	89,721,658	-	89,721,658	-
Securities at amortized cost		32,442,468	2,034,802	-	3,488	-	34,480,758	(10,146)	34,470,612	-
	~~W~~	464,764,371	78,049,792	33,718,934	32,957,732	3,734,288	613,225,117	(4,497,177)	608,727,940	265,601,432

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of September 30, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
		12-month expected credit loss		Lifetime expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	12,465,770	2,260,226	392,061	80	-	15,118,137	(18,890)	15,099,247	39,768
Retail		158,067,855	6,429,281	8,934,566	3,839,919	1,054,827	178,326,448	(872,104)	177,454,344	122,490,514
Government/Public sector/ Central bank		20,226,305	1,680,151	82,000	2,952	-	21,991,408	(10,343)	21,981,065	2,500
Corporations		118,154,965	46,714,178	16,503,560	22,375,111	1,312,424	205,060,238	(2,296,581)	202,763,657	113,085,005
Card receivable		20,593,023	2,701,607	1,507,605	2,602,802	645,604	28,050,641	(1,153,691)	26,896,950	14,382
		329,507,918	59,785,443	27,419,792	28,820,864	3,012,855	448,546,872	(4,351,609)	444,195,263	235,632,169
Securities at fair value through other comprehensive income (loss) (*)		78,098,959	10,446,092	-	91,949	-	88,637,000	-	88,637,000	-
Securities at amortized cost		33,585,503	2,104,884	-	7,523	-	35,697,910	(11,423)	35,686,487	-
	~~W~~	441,192,380	72,336,419	27,419,792	28,920,336	3,012,855	572,881,782	(4,363,032)	568,518,750	235,632,169

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 42,744 million and ~~W~~ 42,477 million as of September 30, 2024 and December 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	18,063,005	2,815,233	-	20,878,238
Lifetime expected credit loss		328,832	137,361	-	466,193
Impaired		-	-	21,324	21,324
		18,391,837	2,952,594	21,324	21,365,755
Loan commitment and other credit line
12-month expected credit loss		180,977,886	20,512,259	-	201,490,145
Lifetime expected credit loss		10,558,558	3,034,673	-	13,593,231
Impaired		-	-	5,553	5,553
		191,536,444	23,546,932	5,553	215,088,929
	~~W~~	209,928,281	26,499,526	26,877	236,454,684

		December 31, 2023
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	15,112,974	2,578,086	-	17,691,060
Lifetime expected credit loss		513,229	168,287	-	681,516
Impaired		-	-	1,711	1,711
		15,626,203	2,746,373	1,711	18,374,287
Loan commitment and other credit line
12-month expected credit loss		181,662,271	19,763,504	-	201,425,775
Lifetime expected credit loss		7,510,601	3,138,342	-	10,648,943
Impaired		-	-	4,152	4,152
		189,172,872	22,901,846	4,152	212,078,870
	~~W~~	204,799,075	25,648,219	5,863	230,453,157

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public sector/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (individuals)	Behavior scoring system of grade 7 or above	Behavior scoring system of below grade 7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

Analyses of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024
Classification (*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Hospitality and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	12,957,435	-	-	-	-	-	438,786	-	13,396,221
Retail		-	-	-	-	-	-	-	200,165,446	200,165,446
Government/Public sector/Central bank		31,593,959	-	-	-	-	-	213,779	-	31,807,738
Corporations		20,302,531	62,006,438	23,088,609	46,821,598	5,260,046	6,680,467	48,213,902	-	212,373,591
Card receivable		71,969	294,669	288,154	65,160	44,795	19,348	1,120,253	24,888,326	26,792,674
		64,925,894	62,301,107	23,376,763	46,886,758	5,304,841	6,699,815	49,986,720	225,053,772	484,535,670
Due from banks and loans at FVTPL
Banks		34,205	-	-	99,677	99,107	-	89,256	-	322,245
Corporations		870,975	776,206	104,246	142,038	-	-	45,376	-	1,938,841
		905,180	776,206	104,246	241,715	99,107	-	134,632	-	2,261,086
Securities at fair value through profit or loss		41,983,519	3,740,425	1,525,421	1,940,055	190,738	95,943	21,484,045	-	70,960,146
Securities at fair value through other comprehensive income		33,490,296	2,702,095	707,365	1,854,698	992,371	11,215	49,963,618	-	89,721,658
Securities at amortized cost		10,869,189	19,977	-	497,627	230,470	-	22,853,349	-	34,470,612
		152,174,078	69,539,810	25,713,795	51,420,853	6,817,527	6,806,973	144,422,364	225,053,772	681,949,172
Off-balance accounts
Guarantees		3,490,073	11,130,055	3,381,547	95,417	152,058	83,596	3,020,520	12,489	21,365,755
Loan commitments and other liabilities related to credit		19,509,513	30,360,967	10,038,089	4,233,168	2,489,582	417,433	18,642,498	129,397,679	215,088,929
	~~W~~	22,999,586	41,491,022	13,419,636	4,328,585	2,641,640	501,029	21,663,018	129,410,168	236,454,684

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

Analyses of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
Classification (*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Hospitality and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	14,677,168	-	-	-	-	-	422,079	-	15,099,247
Retail		-	-	-	-	-	-	-	177,454,344	177,454,344
Government/Public sector/Central bank		21,767,450	-	-	-	-	-	213,615	-	21,981,065
Corporations		17,974,146	58,338,956	23,517,815	47,301,730	4,823,554	6,730,886	44,076,570	-	202,763,657
Card receivable		56,507	276,256	284,905	71,169	45,769	19,810	948,359	25,194,175	26,896,950
		54,475,271	58,615,212	23,802,720	47,372,899	4,869,323	6,750,696	45,660,623	202,648,519	444,195,263
Due from banks and loans at FVTPL
Banks		30,743	-	-	49,526	99,043	-	59,428	-	238,740
Corporations		1,037,896	235,232	105,890	70,716	-	1,000	99,831	-	1,550,565
		1,068,639	235,232	105,890	120,242	99,043	1,000	159,259	-	1,789,305
Securities at fair value through profit or loss		35,228,859	3,211,188	1,175,495	1,308,223	98,864	68,630	24,484,539	-	65,575,798
Securities at fair value through other comprehensive income		30,283,670	2,934,740	734,170	1,698,290	1,774,505	31,055	51,180,570	-	88,637,000
Securities at amortized cost		11,514,420	9,961	-	354,906	284,080	-	23,523,120	-	35,686,487
		132,570,859	65,006,333	25,818,275	50,854,560	7,125,815	6,851,381	145,008,111	202,648,519	635,883,853
Off-balance accounts
Guarantees		2,518,182	9,139,168	3,504,409	119,573	152,112	60,077	2,601,841	278,925	18,374,287
Loan commitments and other liabilities related to credit		17,773,113	32,356,393	10,328,099	4,715,541	2,471,645	428,695	17,788,097	126,217,287	212,078,870
	~~W~~	20,291,295	41,495,561	13,832,508	4,835,114	2,623,757	488,772	20,389,938	126,496,212	230,453,157

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk management method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent of the operating department.

Trading positions refer to all transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, and risk hedging. Securities, foreign exchange position, and derivatives are included mainly as trading position. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System, and Shinhan Bank calculates the standard method market risk using its own model market risk calculation system. Shinhan Financial Investment uses its own market risk calculation system to calculate historical simulation VaR and the group market risk system to calculate standard method market risk.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the risk of trading account products by applying market risk standard methods. The trading account calculates market risk if it is for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. The standard method is a risk calculation method proposed by Basel Board of Banking Supervisors (BCBS) of Bank for International Settlements (BIS), Korea has reflected the Basel 3 standards of market risk sector to the detailed regulations on supervision of bank business from FY23 and followed these regulations. The standard method of the Basel 3 standards is the method to calculate and add up sensitivity risk, bankruptcy risk, and residual risk. Sensitivity risk measures delta, vega, and coverage of general interest rates, credit spreads, stocks, general products, and foreign exchange. Delta refers to the change in product value due to changes in the price of the underlying asset, and vega refers to the change in product value due to changes in the volatility of the underlying asset. Coverage is defined as a loss that exceeds the delta risk in the event of an upward or downward shock to the underlying asset. Sensitivity risk is designed to measure both linear and non-linear risks of factors affecting value fluctuations regardless of the characteristics of the product. Default risk measures the discrete default risk of the underlying asset that cannot be captured in sensitivity risk. Complete offsetting between purchase and sale exposures of the same borrower is possible. Residual risk is a concept that calculates additional risk because sensitivity risk and default risk are not accurately measured when there is a special profit/loss structure, or the underlying asset is special.

Trading position data such as transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, risk hedging is automatically interfaced into measurement system. The system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for the trading department and desks, and monitors daily.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(c) Market risk(continued)

i) Market risk management from trading positions(continued)

i-2) Market risk management method(continued)

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. It also measures market risk standard methods to ensure consistent market risk management at the group level. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limits and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system varies by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk in The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based on IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In particular, after the bankruptcy of Silicon Valley Bank, the Group has been strengthening its ability to respond to liquidity crises by conducting crisis situation analysis using bank run scenarios for banks and savings bank subsidiaries. As such, the Group has been establishing and inspecting emergency procurement plans accordingly.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and pre-emptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024
Classifications(*1)		Less than 1 month (*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits (*2)	~~W~~	215,871,119	57,101,292	52,793,195	66,220,142	31,724,648	1,624,357	425,334,753
Financial liabilities at fair value through profit or loss		1,940,847	-	-	-	-	-	1,940,847
Borrowings		18,242,931	5,455,234	5,293,828	10,253,299	11,481,448	5,099,641	55,826,381
Debt securities issued		6,327,768	8,553,862	8,248,969	15,945,762	52,753,481	4,617,173	96,447,015
Financial liabilities designated at fair value through profit or loss		445,162	2,506,759	857,973	976,695	2,712,399	1,441,316	8,940,304
Investment contract liabilities		66,556	353,843	169,889	326,279	445,302	-	1,361,869
Other financial liabilities		51,875,306	130,777	563,034	519,535	1,555,438	393,740	55,037,830
	~~W~~	294,769,689	74,101,767	67,926,888	94,241,712	100,672,716	13,176,227	644,888,999
Off balance (*3):
Guarantee contracts	~~W~~	21,365,755	-	-	-	-	-	21,365,755
Other liabilities related to loan commitments		215,088,929	-	-	-	-	-	215,088,929
	~~W~~	236,454,684	-	-	-	-	-	236,454,684

Derivatives:
Derivatives	~~W~~	723,390	(26,498)	(68,362)	(117,067)	(1,743,003)	(145,999)	(1,377,539)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period as of September 30, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
Classifications(*1)		Less than 1 month (*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits (*2)	~~W~~	204,353,639	49,995,140	43,382,707	65,673,174	24,930,159	2,931,998	391,266,817
Financial liabilities at fair value through profit or loss		410,381	358	586	1,202	6,816	1,449,634	1,868,977
Borrowings		19,310,777	5,678,981	6,166,750	9,811,684	14,182,221	5,170,111	60,320,524
Debt securities issued		4,496,200	7,218,255	7,931,732	18,000,681	45,961,768	3,734,554	87,343,190
Financial liabilities designated at fair value through profit or loss		309,713	1,252,877	1,774,016	1,821,666	1,324,185	1,356,579	7,839,036
Investment contract liabilities		245,353	110,050	67,039	423,484	726,759	-	1,572,685
Other financial liabilities		39,957,559	219,656	394,997	252,445	1,637,763	808,731	43,271,151
	~~W~~	269,083,622	64,475,317	59,717,827	95,984,336	88,769,671	15,451,607	593,482,380
Off balance (*3):
Guarantee contracts	~~W~~	18,374,287	-	-	-	-	-	18,374,287
Other liabilities related to loan commitments		212,078,870	-	-	-	-	-	212,078,870
	~~W~~	230,453,157	-	-	-	-	-	230,453,157

Derivatives:
Derivatives	~~W~~	131,174	(101,655)	(335,841)	(104,002)	(1,657,294)	134,835	(1,932,783)

(*1) These amounts include cash flows of principal and interest on financial liabilities.

(*2) Demand deposits amounting to ~~W~~157,152,115 million and ~~W~~151,177,041 million as of September 30, 2024 and December 31, 2023 are included in the ‘Less than 1 month’ category, respectively.

(*3) Usually, a maturity date exists for guarantees, loan agreements, and other credit offerings provided by the Group. However, if the counterparty requests a payment, the payment must be performed immediately; hence, it is classified as the “earliest sections that can be performed”.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(e) Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and Domestic-Systemically Important Banks(D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. In the domestic market, the economic response capital requirement has been increased from 0% to 1%, effective from May 1, 2024. Accordingly, as of September 30, 2024, the minimum regulatory BIS capital ratio to be observed is 12.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (1.0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

As of September 30, 2024, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS Equity Capital Regulation System.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined using valuation techniques such as a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical or discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:


Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	34,205	-	34,205
Loans at FVTPL		-	1,151,282	1,075,599	2,226,881
Securities at FVTPL:
Debt securities and other securities		14,181,109	41,087,313	15,565,852	70,834,274
Equity securities		2,072,907	64,302	1,352,488	3,489,697
Gold/silver deposits		125,872	-	-	125,872
		16,379,888	41,151,615	16,918,340	74,449,843
Derivative assets:
Trading		90,944	3,812,503	785,321	4,688,768
Hedging		-	349,448	-	349,448
		90,944	4,161,951	785,321	5,038,216
Securities measured at FVOCI:
Debt securities		34,833,861	54,887,797	-	89,721,658
Equity securities		806,654	-	861,053	1,667,707
		35,640,515	54,887,797	861,053	91,389,365
	~~W~~	52,111,347	101,386,850	19,640,313	173,138,510
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,416,700	-	-	1,416,700
Gold/silver deposits		524,147	-	-	524,147
		1,940,847	-	-	1,940,847
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	1,022,200	7,634,040	8,656,240
Debt securities issued		-	261,374	-	261,374
		-	1,283,574	7,634,040	8,917,614
Derivative liabilities:
Trading		33,220	3,355,988	520,424	3,909,632
Hedging		-	556,248	192,248	748,496
		33,220	3,912,236	712,672	4,658,128
	~~W~~	1,974,067	5,195,810	8,346,712	15,516,589

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of September 30, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	30,743	-	30,743
Loans at FVTPL		-	515,564	1,242,998	1,758,562
Securities at FVTPL:
Debt securities and other securities		11,248,555	39,736,457	14,487,080	65,472,092
Equity securities		2,253,651	-	1,597,810	3,851,461
Gold/silver deposits		103,706	-	-	103,706
		13,605,912	39,736,457	16,084,890	69,427,259
Derivative assets:
Trading		117,929	3,709,058	632,213	4,459,200
Hedging		-	252,221	-	252,221
		117,929	3,961,279	632,213	4,711,421
Securities measured at FVOCI:
Debt securities		39,111,078	49,525,922	-	88,637,000
Equity securities		725,796	-	949,183	1,674,979
		39,836,874	49,525,922	949,183	90,311,979
	~~W~~	53,560,715	93,769,965	18,909,284	166,239,964
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,449,634	-	-	1,449,634
Gold/silver deposits		419,343	-	-	419,343
		1,868,977	-	-	1,868,977
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	816,643	6,725,252	7,541,895
Debt securities issued		-	254,832	-	254,832
		-	1,071,475	6,725,252	7,796,727
Derivative liabilities:
Trading		46,578	3,369,771	783,587	4,199,936
Hedging		-	614,285	224,195	838,480
		46,578	3,984,056	1,007,782	5,038,416
	~~W~~	1,915,555	5,055,531	7,733,034	14,704,120

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the evaluation value from external evaluators who are qualified and independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

		September 30, 2024
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	17,327,888	949,183	(6,725,252)	(151,374)	(224,195)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		60,236	-	(147,044)	(67,021)	31,947
Recognized in other comprehensive income (loss) for the year		256	(97,883)	(6,513)	-	-

Purchase		4,625,129	14,904	-	811,647	-
Issue		-	-	(5,887,681)	-	-
Settlement		(3,812,081)	(5,151)	5,132,450	(328,432)	-
Transfer to level3 (*2)		17,315	-	-	-	-
Transfer from level3 (*2)		(224,804)	-	-	77	-
Ending balance	~~W~~	17,993,939	861,053	(7,634,040)	264,897	(192,248)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

The Group uses the evaluation value from external evaluators who are qualified and independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	15,047,137	981,329	(7,930,909)	61,622	(343,759)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		69,334	-	(244,146)	(15,540)	119,564
Recognized in other comprehensive income (loss) for the year		(532)	12,747	(1,907)	-	-
		68,802	12,747	(246,053)	(15,540)	119,564
Purchase		5,987,732	55,078	-	36,786	-
Issue		-	-	(6,343,080)	-	-
Settlement		(4,071,062)	(100,000)	7,794,790	(234,242)	-
Transfer to level3 (*2)		299,148	29	-	-	-
Transfer from level3 (*2)		(3,869)	-	-	-	-
Ending balance	~~W~~	17,327,888	949,183	(6,725,252)	(151,374)	(224,195)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		September 30, 2024
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of September 30
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	(6,785)	203,499
Net loss on financial liabilities designated at fair value through profit or loss		(147,044)	(61,106)
Net other operating income		31,947	31,948
	~~W~~	(121,882)	174,341

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

		December 31, 2023
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	~~W~~	53,794	47,708
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(244,146)	96,223
Other operating expenses		119,564	119,564
	~~W~~	(70,788)	263,495

(*2) The transfers between levels occurred due to changes in the availability of observable market data for the financial instruments. The consolidated entity recognizes level changes at the end of the reporting period in which the events or changes in circumstances that caused the transfers to occur.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*)	~~W~~	42,272,800	Discount rate, interest rate, stock price, etc.
Equity securities	NAV		64,302	Underlying asset price such as stocks and bonds, etc
			42,337,102
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		3,812,503	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			349,448
			4,161,951
Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		54,887,797	Interest rate, discount rate, etc.
		~~W~~	101,386,850
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		261,374	Discount rate, volatility
Compound financial instruments		~~W~~	1,022,200	Underlying asset price
			1,283,574
Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		3,355,988	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			556,248
			3,912,236
		~~W~~	5,195,810

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2024 and December 31, 2023 are as follows (continued):

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*)	~~W~~	40,282,764	Discount rate, interest rate, stock price and etc.
			40,282,764
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		3,709,058	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			252,221
			3,961,279
Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		49,525,922	Interest rate, discount rate, etc.
		~~W~~	93,769,965
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		254,832	Discount rate, volatility
Compound financial instruments		~~W~~	816,643	Underlying asset price
			1,071,475
Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		3,369,771	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			614,285
			3,984,056
		~~W~~	5,055,531

(*) Option model that the Group uses in valuation includes Black-Scholes model, Hull-White model, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range(%)
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1), Income approach	~~W~~	16,641,451	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and Liquidation Value	0.51~80.94 2.77~10.77 10.95~90.00 0.00 0.00
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Cost method		1,352,488	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	23.54~28.85 3.97~24.85 0.00 0.46~0.66
			17,993,939
Derivative assets
Equity and foreign exchange related	Option model (*1)		207,847	The volatility of the underlying asset and Correlations	7.13~59.44 -42.43~70.33
Interest rates related	Option model (*1)		79,082	The volatility of the underlying asset and Correlations	0.51~0.82 -38.34~82.53
Credit and commodity related	Option model (*1)		498,392	The volatility of the underlying asset, Correlations and Hazard Rate	38.28~38.56 99.94~99.98 0.11~7.91
			785,321
Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		861,053	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	20.86 4.99~14.39 -1.00~1.00 0.48~67.91

		~~W~~	19,640,313

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2024 and December 31, 2023 are as follows (continued):

		September 30, 2024
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range(%)
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	7,634,040	The volatility of the underlying asset and Correlations	0.44~59.44 -42.43~82.53
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		303,765	The volatility of the underlying asset and Correlations	11.83~59.44 5.32~71.68
Interest rates related	Option model (*1)		333,398	The volatility of the underlying asset, Regression coefficient and Correlations	0.51~1.04 0.00~2.32 -38.34~90.34
Credit and commodity related	Option model (*1)		75,509	The volatility of the underlying asset, Correlations and Hazard Rate	0.64~7.27 6.76~82.53 0.07~5.60
			712,672
		~~W~~	8,346,712

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2024 and December 31, 2023 are as follows (continued):

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range(%)
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*1), Income approach	~~W~~	15,730,078	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and Liquidation Value	1.00~76.22 2.44~16.17 -11.62~65.74 0.00 0.00
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Cost method		1,597,810	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	0.51~51.57 2.61~31.73 0.00 0.51~74.30
			17,327,888
Derivative assets
Equity and foreign exchange related	Option model (*1)		97,403	The volatility of the underlying asset and Correlations	8.08~63.37 -1.74~69.79
Interest rates related	Option model (*1)		60,919	The volatility of the underlying asset and Correlations	0.19~0.68 75.14~77.30
Credit and commodity related	Option model (*1)		473,891	The volatility of the underlying asset, Correlations and Hazard Rate	34.52~41.77 99.83~99.95 0.08~3.60
			632,213
Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		949,183	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	20.60~27.84 5.14~20.90 -1.00~1.00 0.55~60.71

		~~W~~	18,909,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2024 and December 31, 2023 are as follows (continued):

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range(%)
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	6,725,252	The volatility of the underlying asset and Correlations	0.26~81.98 -42.43~84.71
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		468,611	The volatility of the underlying asset and Correlations	7.58~81.98 -42.43~84.71
Interest rates related	Option model (*1)		445,572	The volatility of the underlying asset, Regression coefficient and Correlations	0.19~1.06 0.00~2.71 -38.52~90.34
Credit and commodity related	Option model (*1)		93,599	The volatility of the underlying asset, Correlations and Hazard Rate	0.26~24.67 -11.62~77.30 0.08~2.55
			1,007,782
		~~W~~	7,733,034

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of September 30, 2024 and December 31, 2023.

		September 30, 2024
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1)(*2):
Financial assets at fair value through profit or loss	~~W~~	52,398	(45,439)
Derivative assets		24,004	(23,928)
Securities at fair value through other comprehensive income (*2)		73,672	(48,963)
	~~W~~	150,074	(118,330)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	22,174	(20,849)
Derivative liabilities		36,217	(31,110)
	~~W~~	58,391	(51,959)

		December 31, 2023
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1)(*2):
Financial assets at fair value through profit or loss	~~W~~	45,433	(42,214)
Derivative assets		19,994	(20,386)
Securities at fair value through other comprehensive income (*2)		44,286	(33,212)
	~~W~~	109,713	(95,812)
Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	30,543	(29,790)
Derivative liabilities		27,561	(27,525)
	~~W~~	58,104	(57,315)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset or correlations (-10~10%p), which is the major significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing the growth rate and discount rate (-1~1%p), which are the major unobservable inputs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow to be received at the discount rate considering the market interest rate and the borrower's credit risk.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying value and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The remaining liabilities and borrowings were calculated as fair value by discounting contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Investment contract liabilities

The carrying value is used instead of fair value for reserve for retirement pension contracts in accordance with the Insurance Act and the Enforcement Rules of the Insurance Business Act, due to the difficulties with calculating expected cash flows.

Other financial assets and other financial liabilities

The carrying value is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024		December 31, 2023
		Carrying value	Fair value	Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	41,403,232	41,327,611	32,455,701	32,338,446

Loans measured at amortized cost		443,132,439	446,888,493	411,739,562	414,024,035

Securities measured at amortized cost:
Government bonds		21,891,562	21,670,281	22,787,609	22,182,130
Financial institution bonds		4,950,975	4,992,667	5,864,626	5,906,724
Corporation bonds		7,628,075	7,569,841	7,034,252	6,879,983
		34,470,612	34,232,789	35,686,487	34,968,837
Other financial assets		33,008,579	33,360,632	26,880,554	27,175,002
	~~W~~	552,014,862	555,809,525	506,762,304	508,506,320
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	157,152,115	157,152,115	151,177,041	151,177,041
Time deposits		229,706,995	230,235,605	202,106,686	202,405,752
Certificate of deposits		12,033,319	12,114,318	12,059,730	12,114,566
Issued bill deposits		8,315,796	8,314,991	7,614,701	7,614,012
CMA deposits		4,900,124	4,900,124	4,950,392	4,950,392
Others		3,823,837	3,823,810	3,604,114	3,604,031
		415,932,186	416,540,963	381,512,664	381,865,794
Borrowing debts:
Call-money		3,565,042	3,565,042	2,195,849	2,195,849
Bills sold		9,902	9,857	11,252	11,208
Bonds sold under repurchase agreements		14,404,509	14,404,509	17,312,576	17,312,576
Borrowings		36,696,907	36,793,654	37,381,675	37,322,235
		54,676,360	54,773,062	56,901,352	56,841,868
Debt securities issued:
Borrowings in Korean won		73,082,407	73,521,333	68,382,242	68,189,097
Borrowings in foreign currency		16,730,182	16,835,662	13,179,483	13,143,721
		89,812,589	90,356,995	81,561,725	81,332,818

Investment contract liabilities		1,361,869	1,361,869	1,572,685	1,572,685
Other financial liabilities		54,606,830	54,568,312	47,328,051	47,295,828
	~~W~~	616,389,834	617,601,201	568,876,477	568,908,993

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	440,018	40,887,593	-	41,327,611

Loans measured at amortized cost		-	1,468,149	445,420,344	446,888,493

Securities measured at amortized cost:
Government bonds		11,235,063	10,435,218	-	21,670,281
Financial institution bonds		1,531,389	3,461,278	-	4,992,667
Corporation bonds		-	7,569,841	-	7,569,841
		12,766,452	21,466,337	-	34,232,789

Other financial assets		-	21,292,943	12,067,689	33,360,632
	~~W~~	13,206,470	85,115,022	457,488,033	555,809,525
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	157,152,115	-	157,152,115
Time deposits		-	-	230,235,605	230,235,605
Certificate of deposit		-	-	12,114,318	12,114,318
Issued bill deposit		-	-	8,314,991	8,314,991
CMA deposits		-	4,900,124	-	4,900,124
Other		-	3,783,125	40,685	3,823,810
		-	165,835,364	250,705,599	416,540,963
Borrowing debts:
Call-money		-	3,565,042	-	3,565,042
Bills sold		-	-	9,857	9,857
Bonds sold under repurchase agreements		-	-	14,404,509	14,404,509
Borrowings		-	19,876	36,773,778	36,793,654
		-	3,584,918	51,188,144	54,773,062
Debts:
Borrowings in won		-	42,241,262	31,280,071	73,521,333
Borrowings in foreign currency		-	11,895,856	4,939,806	16,835,662
		-	54,137,118	36,219,877	90,356,995

Investment contract liabilities		-	-	1,361,869	1,361,869

Other financial liabilities		-	22,828,747	31,739,565	54,568,312
	~~W~~	-	246,386,147	371,215,054	617,601,201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of September 30, 2024 and December 31, 2023 are as follows:

		December 31, 2023
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	554,703	31,783,743	-	32,338,446

Loans measured at amortized cost		-	1,633,949	412,390,086	414,024,035

Securities measured at amortized cost:
Government bonds		10,727,244	11,454,886	-	22,182,130
Financial institution bonds		2,005,877	3,900,847	-	5,906,724
Corporation bonds		-	6,879,983	-	6,879,983
		12,733,121	22,235,716	-	34,968,837

Other financial assets		-	16,393,625	10,781,377	27,175,002
	~~W~~	13,287,824	72,047,033	423,171,463	508,506,320
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	151,177,041	-	151,177,041
Time deposits		-	-	202,405,752	202,405,752
Certificate of deposit		-	-	12,114,566	12,114,566
Issued bill deposit		-	-	7,614,012	7,614,012
CMA deposits		-	4,950,392	-	4,950,392
Other		-	3,565,491	38,540	3,604,031
		-	159,692,924	222,172,870	381,865,794
Borrowing debts:
Call-money		-	2,195,849	-	2,195,849
Bills sold		-	-	11,208	11,208
Bonds sold under repurchase agreements		-	-	17,312,576	17,312,576
Borrowings		-	221,256	37,100,979	37,322,235
		-	2,417,105	54,424,763	56,841,868
Debts:
Borrowings in won		-	36,388,349	31,800,748	68,189,097
Borrowings in foreign currency		-	10,456,332	2,687,389	13,143,721
		-	46,844,681	34,488,137	81,332,818

Investment contract liabilities		-	-	1,572,685	1,572,685

Other financial liabilities		-	20,658,155	26,637,673	47,295,828
	~~W~~	-	229,612,865	339,296,128	568,908,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4(f) Measurement of fair value.

The carrying value of each category of financial assets and financial liabilities as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	44,410,677	-	44,410,677
Due from banks at fair value through profit or loss		34,205	-	-	-	34,205
Securities at fair value through profit or loss		74,449,843	-	-	-	74,449,843
Derivatives assets		4,688,768	-	-	349,448	5,038,216
Loans at fair value through profit or loss		2,226,881	-	-	-	2,226,881
Loans at amortized cost		-	-	443,132,439	-	443,132,439
Securities at fair value through other comprehensive income		-	91,389,365	-	-	91,389,365
Securities at amortized cost		-	-	34,470,612	-	34,470,612
Others		-	-	33,008,579	-	33,008,579
	~~W~~	81,399,697	91,389,365	555,022,307	349,448	728,160,817

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of September 30, 2024 and December 31, 2023 are as follows (continued):

		September 30, 2024
		FVTPL	FVTPL liabilities designated	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	415,932,186	-	415,932,186
Financial liabilities at fair value through profit or loss		1,940,847	-	-	-	1,940,847
Financial liabilities designated at FVTPL		-	8,917,614	-	-	8,917,614
Derivatives liabilities		3,909,632	-	-	748,496	4,658,128
Borrowings		-	-	54,676,360	-	54,676,360
Debt securities issued		-	-	89,812,589	-	89,812,589
Investment contract liabilities		-	-	1,361,869	-	1,361,869
Others		-	-	54,606,830	-	54,606,830
	~~W~~	5,850,479	8,917,614	616,389,834	748,496	631,906,423

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of September 30, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	34,629,251	-	34,629,251
Due from banks at fair value through profit or loss		30,743	-	-	-	30,743
Securities at fair value through profit or loss		69,427,259	-	-	-	69,427,259
Derivatives assets		4,459,200	-	-	252,221	4,711,421
Loans at fair value through profit or loss		1,758,562	-	-	-	1,758,562
Loans at amortized cost		-	-	411,739,562	-	411,739,562
Securities at fair value through other comprehensive income		-	90,311,979	-	-	90,311,979
Securities at amortized cost		-	-	35,686,487	-	35,686,487
Others		-	-	26,880,554	-	26,880,554
	~~W~~	75,675,764	90,311,979	508,935,854	252,221	675,175,818

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of September 30, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
		FVTPL	FVTPL liabilities designated	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	381,512,664	-	381,512,664
Financial liabilities at fair value through profit or loss		1,868,977	-	-	-	1,868,977
Financial liabilities designated at FVTPL		-	7,796,727	-	-	7,796,727
Derivatives liabilities		4,199,936	-	-	838,480	5,038,416
Borrowings		-	-	56,901,352	-	56,901,352
Debt securities issued		-	-	81,561,725	-	81,561,725
Investment contract liabilities		-	-	1,572,685	-	1,572,685
Others		-	-	47,328,051	-	47,328,051
	~~W~~	6,068,913	7,796,727	568,876,477	838,480	583,580,597

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

5. Changes in subsidiaries

Major subsidiaries excluded from the consolidated financial statements for the nine-month period ended September 30 are as follows:

Category	Subsidiary name	Reason
Exclusion	Shinhan AI	Liquidation
〃	PT Shinhan Asset Management Indonesia	Disposal

(*) Excludes subsidiaries that do not engage in substantive business operations, such as trusts, beneficiary securities, asset-backed specialized limited companies, associations, and private investment firms.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of September 30, 2024 are as follows:

Segment	Description

Banking	Credit to customers, deposits from customers, and accompanying work
Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and accompanying work
Securities	Securities trading, consignment trading, underwriting and accompanying work
Insurance (*)	Life insurance business, non-life insurance business and accompanying work
Credit	Facility rental, new technology business financing and accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining businesses

(*) The Group had disclosed related information using the life insurance sales segment as a reporting segment. However, as the internal reporting method for the chief operating decision maker was changed to the insurance industry standard, from the previous period, the life insurance and non-life insurance sales segment has been integrated and redefined as the insurance segment. Accordingly, the reporting segment information for the previous term was restated.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

6. Operating segments (continued)

(b) The following tables provide information of operating income(expense) and net profit(loss) for each operating segment for the nine-month periods ended September 30, 2024 and 2023.

		September 30, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	6,718,577	1,440,420	415,663	(107,278)	115,616	69,889	(160,187)	8,492,700
Net fees and commission income (expense)		666,694	736,181	417,337	(2,759)	15,373	257,926	19,124	2,109,876
Provision for credit loss allowance		(346,522)	(618,291)	(53,837)	(5,522)	(81,740)	(293,579)	(248)	(1,399,739)
General and administrative expenses		(2,770,152)	(618,989)	(578,742)	(146,838)	(45,866)	(328,732)	156,224	(4,333,095)
Other operating income (expense)		(108,779)	(135,946)	174,165	892,679	161,038	373,831	(436,054)	920,934
Operating income		4,159,818	803,375	374,586	630,282	164,421	79,335	(421,141)	5,790,676
Equity method income (expense)		11,322	(4,072)	(8,529)	(180)	29,834	2,332	(53,506)	(22,799)
Income tax expense		873,949	188,780	73,199	172,626	39,431	20,988	(65,925)	1,303,048
Profit or loss for the period	~~W~~	3,039,218	628,482	248,838	453,117	152,626	(39,126)	(358,891)	4,124,264
Controlling interest	~~W~~	3,038,758	626,129	248,833	453,117	152,626	(39,126)	(436,258)	4,044,079
Non-controlling interests		460	2,353	5	-	-	-	77,367	80,185

		September 30, 2023
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	6,363,778	1,405,585	303,836	(149,714)	192,797	98,287	(183,237)	8,031,332
Net fees and commission income (expense)		567,072	694,015	378,132	(1,313)	13,926	294,995	17,942	1,964,769
Provision for credit loss allowance		(620,932)	(639,517)	(76,262)	(7,529)	(76,470)	(51,857)	361	(1,472,206)
General and administrative expenses		(2,775,978)	(576,164)	(565,679)	(168,765)	(49,512)	(293,437)	133,153	(4,296,382)
Other operating income (expense)		(173,612)	(182,886)	309,428	911,709	249,312	276,567	(421,665)	968,853
Operating income		3,360,328	701,033	349,455	584,388	330,053	324,555	(453,446)	5,196,366
Equity method income (expense)		4,128	(995)	11,020	661	51,085	1,388	28,212	95,499
Income tax expense		786,629	159,937	77,925	152,208	85,391	61,843	(50,320)	1,273,613
Profit for the period	~~W~~	2,534,359	548,135	223,351	422,402	292,863	264,371	(383,533)	3,901,948
Controlling interest	~~W~~	2,534,174	547,143	223,422	422,402	292,863	264,371	(466,087)	3,818,288
Non-controlling interests		185	992	(71)	-	-	-	82,554	83,660

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

6. Operating segments (continued)

(c) The following tables provide information of interest gains and losses from segment external customers and cross-sector interest gains and losses for the nine-month periods ended September 30, 2024 and 2023.

		September 30, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	6,718,504	1,487,536	429,019	(108,503)	136,012	885	(170,753)	8,492,700
Internal transactions		73	(47,116)	(13,356)	1,225	(20,396)	69,004	10,566	-
	~~W~~	6,718,577	1,440,420	415,663	(107,278)	115,616	69,889	(160,187)	8,492,700

		September 30, 2023
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	6,367,982	1,458,355	311,204	(155,745)	204,184	33,589	(188,237)	8,031,332
Internal transactions		(4,204)	(52,770)	(7,368)	6,031	(11,387)	64,698	5,000	-
	~~W~~	6,363,778	1,405,585	303,836	(149,714)	192,797	98,287	(183,237)	8,031,332

(*) Consolidated adjustment to net interest income(expense) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the nine-month periods ended September 30, 2024 and 2023.

		September 30, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income (loss) from:
External customers	~~W~~	698,506	774,610	421,635	2,905	14,189	198,031	-	2,109,876
Internal transactions		(31,812)	(38,429)	(4,298)	(5,664)	1,184	59,895	19,124	-
	~~W~~	666,694	736,181	417,337	(2,759)	15,373	257,926	19,124	2,109,876

		September 30, 2023
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income (loss) from:
External customers	~~W~~	600,629	732,560	383,033	2,879	11,748	233,920	-	1,964,769
Internal transactions		(33,557)	(38,545)	(4,901)	(4,192)	2,178	61,075	17,942	-
	~~W~~	567,072	694,015	378,132	(1,313)	13,926	294,995	17,942	1,964,769

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

7. Cash and due from banks at amortized cost

Restricted due from banks in accordance with Related Regulations or Acts as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023	Related Regulations or Acts
Due from banks in Korean won:
Reserve deposits	~~W~~	20,025,887	10,909,697	Article 55 of the Bank of Korea Act
Other deposits		2,022,832	1,633,297	Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		22,048,719	12,542,994

Due from banks in foreign currency		6,799,351	7,148,169	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	~~W~~	28,848,070	19,691,163

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

8. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Debt instruments:
Governments	~~W~~	9,488,178	6,392,302
Financial institutions		12,506,354	12,590,217
Corporations		12,159,372	10,949,245
Stocks with put option		706,447	651,045
Equity investment with put option		5,312,886	5,019,107
Beneficiary certificates		15,828,240	14,489,698
Commercial papers		7,518,466	8,631,502
CMA		4,209,095	3,473,984
Others (*)		3,105,236	3,274,992
		70,834,274	65,472,092

Equity instruments:
Stocks		3,351,663	3,732,637
Equity investment		6,439	8,093
Others		131,595	110,731
		3,489,697	3,851,461
		74,323,971	69,323,553
Others:
Loans		2,226,881	1,758,562
Due from banks		34,205	30,743
Gold/silver deposits		125,872	103,706
	~~W~~	76,710,929	71,216,564

(*) As of September 30, 2024 and December 31, 2023, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 2,008,723 million and ~~W~~ 1,841,473 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives outstanding as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	154,514,183	142,779,721
Currency swaps		52,476,498	45,159,344
Currency options		1,231,530	1,265,326
		208,222,211	189,204,391
Exchange traded:
Currency futures		2,905,062	2,189,413
		211,127,273	191,393,804
Interest rates related:
Over the counter:
Interest rate forwards and swaps		51,312,263	41,950,711
Interest rate options		827,557	516,577
		52,139,820	42,467,288
Exchange traded:
Interest rate futures		7,128,611	3,943,763
Interest rate options		3,088	-
Interest rate swaps (*)		129,674,801	94,186,140
		136,806,500	98,129,903
		188,946,320	140,597,191
Credit related:
Over the counter:
Credit swaps		5,120,638	4,178,441

Equity related:
Over the counter:
Equity swaps and forwards		6,613,071	4,100,836
Equity options		4,457,448	3,552,337
		11,070,519	7,653,173
Exchange traded:
Equity futures		2,111,916	2,764,186
Equity options		278,966	240,603
		2,390,882	3,004,789
		13,461,401	10,657,962
Commodity related:
Over the counter:
Commodity swaps and forwards		1,981,651	1,034,225
Commodity options		-	8,000
		1,981,651	1,042,225
Exchange traded:
Commodity futures and options		223,447	93,004
		2,205,098	1,135,229
Hedge:
Currency forwards		2,604,214	2,142,233
Currency swaps		6,790,075	4,448,030
Interest rate forwards and swaps		12,813,623	12,469,580
Equity options		18,750	-
		22,226,662	19,059,843
	~~W~~	443,087,392	367,022,470

(*) The notional amounts of derivatives outstanding those will be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024		December 31, 2023
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,843,692	1,540,529	1,558,662	1,402,185
Currency swaps		1,346,392	1,046,325	1,431,614	1,206,156
Currency options		7,626	10,146	13,128	13,065
		3,197,710	2,597,000	3,003,404	2,621,406
Exchange traded:
Currency futures		201	177	30	1,102
		3,197,911	2,597,177	3,003,434	2,622,508
Interest rates related:
Over the counter:
Interest rate forwards and swaps		615,986	833,466	683,814	902,989
Interest rate options		1,883	26,729	4,011	17,038
		617,869	860,195	687,825	920,027
Exchange traded:
Interest rate futures		3,113	5,352	2,253	11,757
Interest rate options		2	-	-	-
		3,115	5,352	2,253	11,757
		620,984	865,547	690,078	931,784
Credit related:
Over the counter:
Credit swaps		496,934	9,466	473,582	10,366

Equity related:
Over the counter:
Equity swap and forwards		114,811	87,919	166,010	350,768
Equity options		160,802	255,491	7,137	165,834
		275,613	343,410	173,147	516,602
Exchange traded:
Equity futures		28,759	25,272	66,356	16,346
Equity options		41,039	2,240	47,167	16,735
		69,798	27,512	113,523	33,081
		345,411	370,922	286,670	549,683
Commodity related:
Over the counter:
Commodity swaps and forwards		9,692	66,072	3,314	84,957
Exchange traded:
Commodity futures and options		17,836	448	2,122	638
		27,528	66,520	5,436	85,595

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of September 30, 2024 and December 31, 2023 are as follows (continued):

		September 30, 2024		December 31, 2023
		Assets	Liabilities	Assets	Liabilities
Hedge:
Currency forwards		21,011	51,846	21,580	34,492
Currency swaps		150,432	178,469	111,024	99,093
Interest rate forwards and swaps		178,005	513,365	119,617	704,895
Equity options		-	4,816	-	-
		349,448	748,496	252,221	838,480
	~~W~~	5,038,216	4,658,128	4,711,421	5,038,416

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024		September 30, 2023
		Three- month	Nine- month	Three- month	Nine- month
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	(591,632)	249,713	220,506	334,058
Currency swaps		734,798	(72,587)	(233,515)	(376,491)
Currency options		64	2,478	2,644	3,224
		143,230	179,604	(10,365)	(39,209)
Exchange traded:
Currency futures		270	323	1,658	1,900
		143,500	179,927	(8,707)	(37,309)
Interest rates related:
Over the counter:
Interest rate forwards and swaps		(34,994)	48,801	(2,682)	85,716
Interest rate options		436	473	(836)	(3,785)
		(34,558)	49,274	(3,518)	81,931
Exchange traded:
Interest rate futures, etc.		324	(2,249)	(2,332)	7,189
		(34,234)	47,025	(5,850)	89,120
Credit related:
Over the counter:
Credit swaps		20,756	31,297	(2,052)	(4,618)

Equity related:
Over the counter:
Equity swap and forwards		(45,559)	(3,143)	(101,512)	(55,858)
Equity options		(97,488)	(61,050)	(56,908)	(89,599)
		(143,047)	(64,193)	(158,420)	(145,457)
Exchange traded:
Equity futures		25,887	3,487	59,255	39,131
Equity options		(4,185)	(655)	(41,709)	(28,094)
		21,702	2,832	17,546	11,037
		(121,345)	(61,361)	(140,874)	(134,420)
Commodity related:
Over the counter:
Commodity swaps and forwards		37,609	28,045	1,276	7,565
Commodity options		-	-	13	1,516
		37,609	28,045	1,289	9,081
Exchange traded:
Commodity futures and options		26,893	17,388	(5,575)	(2,295)
		64,502	45,433	(4,286)	6,786
Hedge:		235,194	144,279	(118,387)	(51,946)
	~~W~~	308,373	386,600	(280,156)	(132,387)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

9. Derivatives (continued)

(d) Nominal amounts and average hedge ratio for hedging instruments as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	1,314,458	1,610,567	2,469,813	2,246,755	1,049,589	4,122,440	12,813,622
Average price condition (*1):		1.96%	1.89%	1.38%	1.65%	1.46%	0.45%	1.26%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk (*2):
Nominal values:		2,208,148	1,686,202	2,326,587	1,355,162	3,085,909	438,314	11,100,322
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Other price risk (*3):
Nominal values:		-	-	18,750	-	-	-	18,750

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,274.91 JPY/KRW 8.74, EUR/KRW 1,392.69, GBP/KRW 1,563.89, AUD/KRW 879.42, CAD/KRW 991.06, CNY/KRW 189.50, SEK/KRW 127.54.

(*3) It is a stock option, and the exercise price is ~~W~~ 324,027

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

9. Derivatives (continued)

(d) Nominal amounts and average hedge ratio for hedging instruments as of September 30, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	3,038,263	609,182	2,143,914	804,873	1,935,599	3,937,749	12,469,580
Average price condition (*1):		0.82%	3.02%	1.64%	1.65%	1.37%	0.74%	1.18%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk (*2):
Nominal values:		1,871,327	1,335,798	2,139,371	974,113	1,687,341	49,109	8,057,059
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,235.14, JPY/KRW 9.46, EUR/KRW 1,358.46, GBP/KRW 1,547.81, AUD/KRW 865.53, CAD/KRW 921.27, CNY/KRW 177.98, SEK/KRW 126.18.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	42,331,374	44,418,450
Financial institutions bonds		23,707,030	21,303,402
Corporate bonds and others		23,683,254	22,915,148
		89,721,658	88,637,000
Equity securities (*):
Stocks		1,521,551	1,527,182
Equity investments		4,437	2,153
Others		141,719	145,644
		1,667,707	1,674,979
		91,389,365	90,311,979
Securities at amortized cost:
Debt securities:
Government bonds		21,891,562	22,787,609
Financial institutions bonds		4,950,975	5,864,626
Corporate bonds and others		7,628,075	7,034,252
		34,470,612	35,686,487
	~~W~~	125,859,977	125,998,466

(*) Equity securities listed in the table above are classified as securities measured at other comprehensive income, as the Group is holding the securities due to a policy requirement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

		September 30, 2024
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910
Transfer (from)to 12-month expected credit losses		-	-	-	-	-	-
Transfer (from)to lifetime expected credit losses		-	-	-	-	-	-
Net increase and decrease (*)		1,114,152	(29,494)	1,084,658	(1,213,117)	(4,035)	(1,217,152)
Ending balance	~~W~~	89,659,203	62,455	89,721,658	34,477,270	3,488	34,480,758

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114
Transfer (from)to 12-month expected credit losses		18,873	(18,873)	-	-	-	-
Transfer (from)to lifetime expected credit losses		(47,209)	47,209	-	-	-	-
Net increase and decrease (*)		4,844,010	(3,585)	4,840,425	2,318,788	(2,992)	2,315,796
Ending balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910

(*) Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

		September 30, 2024
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total
Beginning balance	~~W~~	41,568	909	42,477	11,283	140	11,423
Transfer (from) to 12-month expected credit losses		-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-
Provision(reversal)		2,229	(397)	1,832	(1,652)	(91)	(1,743)
Disposal and others (*)		(1,562)	(3)	(1,565)	461	5	466
Ending balance	~~W~~	42,235	509	42,744	10,092	54	10,146

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12 months expected credit losses	Lifetime expected credit losses	Total	12 months expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	40,501	113	40,614	10,759	157	10,916
Transfer (from)to 12-month expected credit losses		14	(14)	-	-	-	-
Transfer (from)to lifetime expected credit losses		(111)	111	-	-	-	-
Provision (reversal)		1,573	698	2,271	(113)	(23)	(136)
Disposal and others (*)		(409)	1	(408)	637	6	643
Ending balance	~~W~~	41,568	909	42,477	11,283	140	11,423

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024		September 30, 2023
		Three-month	Nine- month	Three-month	Nine- month
Gain on disposal of securities at FVOCI	~~W~~	94,543	167,161	7,383	47,298
Loss on disposal of securities at FVOCI		(55,750)	(101,088)	(25,139)	(78,613)
Gain on disposal of securities at amortized cost (*)		-	-	-	358
Loss on disposal of securities at amortized cost (*)		(23,133)	(23,137)	(1)	(3)
	~~W~~	15,660	42,936	(17,757)	(30,960)

(*) The disposal is to secure additional asset duration for asset-liability management due to changes in the interest rate environment, including the issuers’ exercise of early redemption options..

(e) Income or loss on equity securities at fair value through other comprehensive income

i) The Group recognizes dividends, amounting to ~~W~~ 76,400 million and ~~W~~ 58,786 million, related to equity securities at fair value through other comprehensive income for the nine-month periods ended September 30, 2024 and 2023, respectively.

ii) The details of disposal of equity securities at fair value through other comprehensive income for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30,2024	September 30, 2023
		Stocks acquired by investment conversion (*)
Fair value at the date of disposal	~~W~~	81,207	32,402
Cumulative net gain (loss) at the time of disposal		473	(2,669)

(*) The disposal is due to the disposal of stocks acquired by investment conversion and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc.

(a) Loans at amortized cost for configuration by customer as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Retail loans	~~W~~	166,419,384	155,103,825
Corporate loans (*)		245,122,399	224,916,377
Public and other loans		5,153,282	4,427,500
Loans between banks		2,410,002	3,049,239
Credit card receivables		27,886,171	28,090,168
		446,991,238	415,587,109
Discount		(27,985)	(23,063)
Deferred loan origination costs		634,769	505,986
		447,598,022	416,070,032
Less: Allowance for credit loss		(4,465,583)	(4,330,470)
	~~W~~	443,132,439	411,739,562

(*) Included loans for solo proprietor business, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

		September 30, 2024
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12 months expected credit losses	Lifetime expected credit losses	Impaired financial asset	12 months expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	356,983,353	56,073,735	3,012,944	59,409,121	245,916	167,788	475,892,857
Transfer (from) to 12 months expected credit losses		12,080,678	(12,052,351)	(28,327)	35,638	(35,535)	(103)	-
Transfer (from) to lifetime expected credit losses		(23,381,126)	23,499,193	(118,067)	(65,272)	65,351	(79)	-
Transfer (from) to credit- impaired financial assets		(870,660)	(998,868)	1,869,528	(5,151)	(13,882)	19,033	-
Net increase and decrease (*1)		32,490,340	198,559	954,122	15,168,027	(10,442)	143,881	48,944,487
Write-off (*2)		-	-	(1,028,643)	-	-	(36,345)	(1,064,988)
Disposal		(33,148)	(125,844)	(927,396)	(475)	(4,004)	(120,536)	(1,211,403)
Ending balance	~~W~~	377,269,437	66,594,424	3,734,161	74,541,888	247,404	173,639	522,560,953

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,025,018 million, which is written off as of September 30, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued ):

		December 31, 2023
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12 months expected credit losses	Lifetime expected credit losses	Impaired financial asset	12 months expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	363,925,280	45,545,875	2,078,630	49,701,131	165,723	87,512	461,504,151
Transfer (from) to 12 months expected credit losses		10,108,025	(10,093,443)	(14,582)	23,476	(23,305)	(171)	-
Transfer (from) to lifetime expected credit losses		(21,544,283)	21,593,531	(49,248)	(96,073)	96,096	(23)	-
Transfer (from) to credit- impaired financial assets		(994,625)	(759,558)	1,754,183	(9,110)	(40,985)	50,095	-
Net increase and decrease (*1)		5,544,988	(203,368)	1,534,744	9,789,697	48,392	60,859	16,775,312
Write-off (*2)		-	-	(1,649,416)	-	-	(28,665)	(1,678,081)
Disposal		(56,032)	(9,302)	(641,367)	-	(5)	(1,819)	(708,525)
Ending balance	~~W~~	356,983,353	56,073,735	3,012,944	59,409,121	245,916	167,788	475,892,857

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 9,964,573 million, which is written off as of December 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss

Changes in allowances for credit loss of loans at amortized cost, etc. for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

		September 30, 2024
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12 months expected credit losses	Lifetime expected credit losses	Impaired financial asset	12 months expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	1,275,974	1,672,926	1,381,570	332,951	15,650	137,968	4,817,039
Transfer (from) to 12 months expected credit losses		222,995	(219,037)	(3,958)	1,292	(1,260)	(32)	-
Transfer (from) to lifetime expected credit losses		(132,165)	158,415	(26,250)	(3,114)	3,144	(30)	-
Transfer (from) to credit- impaired financial assets		(30,624)	(126,485)	157,109	(168)	(3,262)	3,430	-
Provision (reversal)		(48,454)	49,354	1,294,732	(1,351)	853	48,921	1,344,055
Write-off		-	-	(1,028,643)	-	-	(36,345)	(1,064,988)
Amortization of discount		-	-	(26,573)	-	-	-	(26,573)
Disposal		(2,946)	(18,236)	(341,040)	(1)	(10)	(12,177)	(374,410)
Collection		-	-	265,249	-	-	2,674	267,923
Others (*)		(3,141)	(2,494)	(2,695)	60,612	17	1,361	53,660
Ending balance	~~W~~	1,281,639	1,514,443	1,669,501	390,221	15,132	145,770	5,016,706

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss (continued)

		December 31, 2023
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12 months expected credit losses	Lifetime expected credit losses	Impaired financial asset	12 months expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	1,050,037	1,486,338	1,114,438	296,346	10,440	74,621	4,032,220
Transfer (from) to 12 months expected credit losses		142,018	(140,871)	(1,147)	364	(299)	(65)	-
Transfer (from) to lifetime expected credit losses		(116,457)	137,751	(21,294)	(40,026)	40,041	(15)	-
Transfer (from) to credit- impaired financial assets		(23,309)	(82,713)	106,022	(228)	(37,000)	37,228	-
Provision		236,867	276,805	1,600,770	44,035	2,326	44,409	2,205,212
Write-off		-	-	(1,649,416)	-	-	(28,665)	(1,678,081)
Amortization of discount		-	-	(30,912)	-	-	-	(30,912)
Disposal		(36)	(426)	(96,685)	-	-	(178)	(97,325)
Collection		-	-	358,493	-	-	2,198	360,691
Others (*)		(13,146)	(3,958)	1,301	32,460	142	8,435	25,234
Ending balance	~~W~~	1,275,974	1,672,926	1,381,570	332,951	15,650	137,968	4,817,039

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Goodwill

(a) Goodwill allocated to the cash-generating units as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Bank	~~W~~	768,706	768,468
Credit Card		2,892,388	2,891,498
Securities		-	1,265
Life insurance		850,238	850,238
Others		142,521	165,735
	~~W~~	4,653,853	4,677,204

(b) Changes in goodwill for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Beginning balance	~~W~~	4,677,204	4,683,902
Impairment loss (*)		(24,513)	(5,402)
Change in foreign exchange rate		1,162	(1,296)
Ending balance	~~W~~	4,653,853	4,677,204

(*) The impairment loss on the goodwill for the year period ended September 30, 2024 occurred in the securities sector of SHINHAN SECURITIES VIETNAM CO.,LTD and in the other sector of Shinhan Asset Trust. As a result of the impairment tests on the goodwill of SHINHAN SECURITIES VIETNAM CO.,LTD, ~~W~~ 1,298 million was recognized as an impairment loss, which is amounted to the carrying amounts exceeding the recoverable amount of the cash-generating unit as the equity holder of the Group. This is due to a decrease in the recoverable amount due to a decline in trading value and volume in the Vietnamese stock market, driven by the global high interest rate environment and domestic and international economic downturns. In addition, as a result of the impairment tests on the goodwill of Shinhan Asset Trust, the carrying amount exceeding the recoverable amount of the cash-generating unit was amounted to ~~W~~ 23,215 million as an impairment loss. This is due to a decrease in the recoverable amount due to the deterioration of the business environment caused by the downturn in the real estate and construction sectors.

The impairment loss on the goodwill for the year period ended December 31, 2023 occurred in the securities sector of PT Shinhan Sekuritas Indonesia and in the life insurance sector of Shinhan Financial Plus. As a result of the impairment tests on the goodwill of PT Shinhan Sekuritas Indonesia, ~~W~~ 1,842 million was recognized as an impairment loss, which is amounted to the carrying amounts exceeding the recoverable amount as the equity holder of the Group. This is due to a decrease in recoverable amount due to the prolonged Ukraine crisis, the global economy with high-interest rates and the economic downturn domestically and globally. In addition, as a result of the impairment tests of goodwill recognized by Shinhan Financial Plus, the carrying amount exceeding the recoverable amount of the cash-generating unit was amounted to ~~W~~ 3,560 million as an impairment loss. This is due to the decrease in recoverable amounts due to the underperformance from the cash-generating unit and the reflection of the future outlook. The impairment loss is included in the non-operating expense of the statement of consolidated comprehensive income.

(c) Impairment tests

For cash-generating units, recoverable amounts are assessed based on the value in use.

i) Basis for assessment

The discounted cash flow (DCF) method was used for measurement of the recoverable amounts based on the value in use, reflecting the characteristics of each cash-generating unit. However, for the cash-generating unit of life insurance, the actuarial valuation approach based on the statistical expected cash flows was used.

ii) Estimated period of cash flows

As for the assessment of value in use, the estimated period is 5.5 years after the assessment base date and perpetual value was computed and reflected on its value after the estimated period.

However, for a cash-generating unit of life insurance, future cash flows are estimated over 99 years and the present value of future cash flows afterwards was not reflected as it was determined as insignificant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Goodwill (continued)

(c) Impairment tests (continued)

iii) Discount rate and perpetual growth rate

The discount rate was applied by calculating the cost of equity, the required rate of return of shareholders. The cost of equity was calculated based on the risk-free rate of return, market risk premium, and company's systematic risk (β). In addition, the perpetual growth rate was estimated based on inflation rates. As cash-generating units of life insurance reflect the consideration for risk in future cash flows, the discount rate was applied based on the term structure of interest rate of risk-free government bonds reflecting only the time value of money.

The pre-tax discount rates and perpetual growth rates used for the cash generating units are as follows:.

	Pre-tax discount rates(%)	Perpetual growth rates(%)
Bank	9.5 ~ 15.2	0.0 ~ 2.0
Credit Card	11.3 ~ 16.1	1.0 ~ 2.0
Securities	17.2	2.0
Others	10.4 ~ 12.6	1.0

Life insurance applied 3.92%~4.55%, term structure discount rate for each future period corresponding to 99 years of future cash flows.

iv) Primary index

iv-1) The primary indexes used to measure the recoverable amounts of cash-generating units except for life insurance are as follows:

	2024	2025	2026	2027	2028	2029
CPI Growth(%)	2.4	2.1	1.5	1.8	1.6	1.6
Private Consumption Growth(%)	1.1	2.1	2.5	2.6	2.5	2.5
Real GDP Growth(%)	2.6	2.7	2.2	2.5	2.7	2.7

iv-2) Among the cash-generating units, the primary indexes used to measure the recoverable amount of life insurance are as follows:

Rates (%)
Inflation rates (Bank of Korea)	2.0
Risk criteria confidence level	99.5

iv-3) The recoverable amount and the carrying amount of a group of the cash generating units are as follows:

Amount
Recoverable amount	60,171,578
Carrying amount (*)	53,816,224
Difference	6,355,354

(*) The amount represents the carrying amount after reflecting the impairment losses recognized during the nine-month period ended September 30, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates

(a) Investments in associates as of September 30, 2024 and December 31, 2023 are as follows:

Investees	Country	Reporting Date	Ownership (%)
			September 30, 2024	December 31, 2023
BNP Paribas Cardif Life Insurance (*1),(*7)	Korea	June 30, 2024	14.99	14.99
Shinhan-Neoplux Energy Newbiz Fund	Korea	September 30, 2024	31.66	31.66
Shinhan-Albatross tech investment Fund (*1)	Korea	August 31, 2024	50.00	50.00
KCGI-SingA330-A Private Special Asset Investment Trust	Korea	September 30, 2024	23.89	23.89
VOGO Debt Strategy Qualified IV Private	Korea	September 30, 2024	20.00	20.00
Shinhan-Midas Dong-A Secondary Fund	Korea	September 30, 2024	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund	Korea	September 30, 2024	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	September 30, 2024	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	September 30, 2024	50.00	50.00
Shinhan Global Healthcare Fund 1 (*7)	Korea	September 30, 2024	3.13	4.41
KB NA Hickory Private Special Asset Fund	Korea	September 30, 2024	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	September 30, 2024	44.02	44.02
KDBC-Midas Dong-A Global contents Fund	Korea	September 30, 2024	23.26	23.26
Shinhan-Nvestor Liquidity Solution Fund	Korea	September 30, 2024	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	September 30, 2024	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	September 30, 2024	25.00	25.00
Korea Omega Project Fund III	Korea	September 30, 2024	23.53	23.53
Genesis North America Power Company No.1 PEF	Korea	September 30, 2024	43.84	43.84
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	September 30, 2024	23.33	23.33
KOREA FINANCE SECURITY CO., LTD. (*1),(*7)	Korea	June 30, 2024	14.91	14.91
MIEL CO.,LTD. (*1), (*2)	Korea	December 31, 2023	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	September 30, 2024	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	September 30, 2024	50.00	50.00
Midas Asset Global CRE Debt Private Fund No.6 (*5)	Korea	-	-	40.10
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	September 30, 2024	42.92	42.92
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	September 30, 2024	20.00	20.00
MK Ventures K-Clavis Growth Capital Venture Fund No. 1	Korea	September 30, 2024	26.67	26.67
NH-Amundi Global Infrastructure Trust 14 (*5)	Korea	-	-	30.00
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*6)	Korea	September 30, 2024	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	September 30, 2024	32.06	32.06
Rifa Private Real Estate Investment Trust 31	Korea	September 30, 2024	31.31	31.31
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	September 30, 2024	21.27	21.27
FuturePlay-Shinhan TechInnovation Fund 1	Korea	September 30, 2024	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	September 30, 2024	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	September 30, 2024	21.64	21.64
Korea Credit Bureau (*1),(*7)	Korea	June 30, 2024	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1),(*7)	Korea	June 30, 2024	1.04	1.04
SBC PFV Co., Ltd. (*1),(*7),(*8)	Korea	June 30, 2024	25.00	25.00
NH-amundi global infra private fund 16	Korea	September 30, 2024	50.00	50.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*9)	Korea	September 30, 2024	72.50	72.50
DWS Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*5)	Korea	-	-	52.28
Sparklabs-Shinhan Opportunity Fund 1	Korea	September 30, 2024	49.50	49.50
IGIS Real-estate Private Investment Trust No.33	Korea	September 30, 2024	40.86	40.86
Goduck Gangil10 PFV Co., Ltd. (*1),(*7)	Korea	June 30, 2024	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*6)	Korea	September 30, 2024	79.63	79.63

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(a) Investments in associates as of September 30, 2024 and December 31, 2023 are as follows:

Investees	Country	Reporting date	Ownership (%)
			September 30, 2024	December 31, 2023
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	September 30, 2024	28.70	28.70
Shinhan Global Healthcare Fund 2 (*7)	Korea	September 30, 2024	13.68	13.68
Shinhan AIM Real Estate Fund No.2	Korea	September 30, 2024	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	September 30, 2024	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	September 30, 2024	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	September 30, 2024	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*6)	Korea	September 30, 2024	71.43	71.43
Korea Omega-Shinhan Project Fund I	Korea	September 30, 2024	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	September 30, 2024	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	September 30, 2024	28.98	28.98
VS Cornerstone Fund	Korea	September 30, 2024	41.18	41.18
NH-Amundi US Infrastructure Private Fund2	Korea	September 30, 2024	25.91	25.91
Kakao-Shinhan 1st TNYT Fund	Korea	September 30, 2024	48.62	48.62
Pacific Private Placement Real Estate Fund No.40	Korea	September 30, 2024	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	September 30, 2024	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29 (*6)	Korea	September 30, 2024	65.00	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	September 30, 2024	32.57	32.57
EDNCENTRAL Co.,Ltd. (*7)	Korea	September 30, 2024	13.47	13.47
Gyeonggi-Neoplux Superman Fund	Korea	September 30, 2024	21.76	21.76
NewWave 6th Fund	Korea	September 30, 2024	30.00	30.00
Neoplux No.3 Private Equity Fund (*3)	Korea	September 30, 2024	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	September 30, 2024	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	September 30, 2024	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	September 30, 2024	22.22	22.22
Neoplux Market-Frontier Secondary Fund (*3)	Korea	September 30, 2024	19.74	19.74
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	September 30, 2024	28.17	28.17
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	September 30, 2024	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	September 30, 2024	49.75	49.75
Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	September 30, 2024	30.00	30.00
Eum Private Equity Fund No.7	Korea	September 30, 2024	21.00	21.00
Kiwoom Hero No.4 Private Equity Fund	Korea	September 30, 2024	21.05	21.05
Vogo Canister Professional Trust Private Fund I (*5)	Korea	-	-	36.74
Timefolio The Venture-V second	Korea	September 30, 2024	20.73	20.73
Shinhan Smilegate Global PEF I (*7)	Korea	September 30, 2024	14.21	14.21
Genesis Eco No.1 PEF	Korea	September 30, 2024	29.00	29.00
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	September 30, 2024	42.70	42.70
NH-Synergy Core Industrial New Technology Fund (*5)	Korea	-	-	36.93
J& Moorim Jade Investment Fund	Korea	September 30, 2024	24.89	24.89
Ulmus SHC innovation investment fund	Korea	September 30, 2024	24.04	24.04
T Core Industrial Technology 1st Venture PEF	Korea	September 30, 2024	31.47	31.47
Fine Value POST IPO No.5 Private Equity Fund (*5)	Korea	-	-	40.00
TI First Property Private Investment Trust 1	Korea	September 30, 2024	40.00	40.00
IBKC Global Contents Investment Fund (*5)	Korea	-	-	24.39

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(a) Investments in associates as of September 30, 2024 and December 31, 2023 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			September 30, 2024	December 31, 2023
Kiwoom-Shinhan Innovation Fund 2	Korea	September 30, 2024	42.86	42.86
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	September 30, 2024	50.00	50.00
SJ ESG Innovative Growth Fund	Korea	September 30, 2024	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund (*4)	Korea	September 30, 2024	76.19	76.19
Leverent-Shinhan Vista New Technology Investment Fund (*3)	Korea	September 30, 2024	13.41	13.41
JS Shinhan Private Equity Fund (*3)	Korea	September 30, 2024	3.85	3.85
Daishin Newgen New Technology Investment Fund 1st (*6)	Korea	September 30, 2024	50.60	50.60
META ESG Private Equity Fund I	Korea	September 30, 2024	27.40	27.40
Shinhan VC tomorrow venture fund 1	Korea	September 30, 2024	39.62	39.62
H-IOTA Fund	Korea	September 30, 2024	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	September 30, 2024	26.01	26.01
Tres-Yujin Trust	Korea	September 30, 2024	50.00	50.00
Shinhan-Time mezzanine blind Fund	Korea	September 30, 2024	50.00	50.00
Capstone REITs No.26	Korea	September 30, 2024	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	September 30, 2024	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	September 30, 2024	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	September 30, 2024	31.03	31.03
KB Oaktree Trust No.3	Korea	September 30, 2024	33.33	33.33
Daehan No.36 Office Asset Management Company (*5)	Korea	-	-	48.05
Rhinos Premier Mezzanine Private Investment Fund No.1	Korea	September 30, 2024	27.93	27.93
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	September 30, 2024	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	September 30, 2024	24.85	24.85
SKS-Yozma Fund No.1	Korea	-	-	29.85
KB Distribution Private Real Estate 3-1	Korea	September 30, 2024	37.50	37.50
Pacific Private Investment Trust No.49-1 (*6)	Korea	September 30, 2024	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)	Korea	September 30, 2024	60.00	60.00
RIFA Real estate private placement fund for normal investors No. 51	Korea	September 30, 2024	40.00	40.00
Fivetree general private equity fund No.15 (*5)	Korea	-	-	49.98
Shinhan-Kunicorn first Fund	Korea	September 30, 2024	38.31	38.31
Shinhan-Quantum Startup Fund	Korea	September 30, 2024	49.18	49.18
Shinhan Simone Fund Ⅰ	Korea	September 30, 2024	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	September 30, 2024	40.00	40.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

Investees	Country	Reporting date	Ownership (%)
			September 30, 2024	December 31, 2023
Tiger Green alpha Trust No.29 (*4)	Korea	September 30, 2024	95.24	95.24
STIC ALT Global II Private Equity Fund	Korea	September 30, 2024	21.74	21.74
NH-Brain EV Fund	Korea	September 30, 2024	25.00	25.00
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1),(*7)	Korea	June 30, 2024	15.00	15.00
Leverent-Frontier 4th Venture PEF	Korea	September 30, 2024	23.89	23.89
Find-Green New Deal 2nd Equity Fund	Korea	September 30, 2024	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*3)	Korea	September 30, 2024	16.17	16.17
Koramco Private Real Estate Fund 143	Korea	September 30, 2024	30.30	30.30
Korea Investment Top Mezzanine Private Real Estate Trust No.1	Korea	September 30, 2024	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	September 30, 2024	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	September 30, 2024	32.77	32.77
Cornerstone J&M Fund I	Korea	September 30, 2024	26.67	26.67
Logisvalley Shinhan REIT Co.,Ltd. (*1)	Korea	June 30, 2024	20.27	20.27
DA Value-Honest New Technology Investment Fund 1 (*5)	Korea	-	-	23.66
Shinhan-Ji and Tec Smart Innovation Fund	Korea	September 30, 2024	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	September 30, 2024	50.00	50.00
Korea Investment Green Newdeal Infra Trust No.1	Korea	September 30, 2024	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	August 31, 2024	26.00	26.00
NH-J&-IBKC Label Technology Fund	Korea	September 30, 2024	27.81	27.81

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(a) Investments in associates as of September 30, 2024 and December 31, 2023 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			September 30, 2024	December 31, 2023
Hanyang Time Mezzanine Fund	Korea	September 30, 2024	28.57	28.57
Shinhan-Sneak Peek Biohealthcare Bounceback Fund	Korea	September 30, 2024	50.00	50.00
Shinhan-isquare Venture PEF 1st	Korea	September 30, 2024	40.00	40.00
Capstone Develop Frontier Trust	Korea	September 30, 2024	21.43	21.43
Nextrade Co., Ltd. (*7)	Korea	September 30, 2024	8.00	8.00
SH 1.5years Maturity Investment Type Security Investment Trust No.2 (*5)	Korea	-	-	29.10
Eventus-IBKC LIB Fund	Korea	September 30, 2024	21.88	21.88
IBKC-Behigh Fund 1st	Korea	September 30, 2024	29.73	29.73
ON No.1 Private Equity Fund	Korea	September 30, 2024	28.57	28.57
Digital New Deal Kappa Private Equity Fund	Korea	September 30, 2024	24.75	24.75
IBKCJS New Technology Fund No.1	Korea	September 30, 2024	29.41	29.41
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Korea	September 30, 2024	20.83	20.83
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	September 30, 2024	28.57	28.57
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38 (*4)	Korea	September 30, 2024	75.00	75.00
TogetherKorea Private Investment Trust No. 6 (*6)	Korea	September 30, 2024	99.98	99.98
TogetherKorea Private Investment Trust No. 7 (*6)	Korea	September 30, 2024	99.98	99.98
Kiwoom Material Part Equipment New Technology Investment Fund No.3	Korea	September 30, 2024	34.75	34.75
Penture K-Content Investment Fund	Korea	September 30, 2024	19.78	21.96
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	September 30, 2024	30.00	30.00
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	September 30, 2024	37.04	37.04
Shinhan-timefolio Bio Development Investment Fund	Korea	September 30, 2024	48.39	48.39
Shinhan M&A-ESG Investment Fund	Korea	September 30, 2024	26.67	23.33
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.	Korea	September 30, 2024	28.43	28.43
KDBC meta-enter New Technology investment fund	Korea	September 30, 2024	27.89	27.89
Shinhan Time Secondary Blind New Technology Investment Trust	Korea	September 30, 2024	47.50	47.50
Shinhan DS Secondary Investment Fund	Korea	September 30, 2024	39.93	39.93
Shinhan-OpenWater Pre-IPO Fund-1	Korea	September 30, 2024	50.00	50.00
Shinhan-CJ Technology Innovation Fund No. 1	Korea	September 30, 2024	40.00	40.00
Shinhan-Eco Venture Fund 2nd	Korea	September 30, 2024	40.00	40.00
Heungkuk-Shinhan The First Visionary Fund No.1	Korea	September 30, 2024	40.00	40.00
Koreainvestment-Shinhan-LEP K beauty	Korea	September 30, 2024	22.96	22.96

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

Investees	Country	Reporting date	Ownership (%)
			September 30, 2024	December 31, 2023
Shinhan HB Wellness 1st Fund	Korea	September 30, 2024	48.54	48.54
Korea real Asset Fund No.3	Korea	September 30, 2024	28.57	28.57
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	Korea	September 30, 2024	26.22	31.49
K-REITs Infrastructure Real Estate Fund	Korea	September 30, 2024	20.19	21.03
Samsung-dunamu Innovative IT Technology Investment Trust No. 1	Korea	September 30, 2024	22.99	22.99
Time Robotics New Technology Investment Trust	Korea	September 30, 2024	29.86	29.86
Ascent-welcome Technology Investment Trust No.2	Korea	September 30, 2024	27.65	27.65
New Main Technology Investment Association No. 1	Korea	September 30, 2024	36.36	36.36
Igis General PE Real Estate Investment Trust 517-1 (*6)	Korea	September 30, 2024	96.41	96.30
Consus Osansegyo No.2	Korea	September 30, 2024	50.00	50.00
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)	Korea	September 30, 2024	32.69	32.69
Shinhan AIM Private Fund of Fund 9-B	Korea	September 30, 2024	25.00	25.00
Shinhan General Private Real Estate Investment Trust No.3	Korea	September 30, 2024	20.75	20.75
NH Absolute Project L General Private Investment Trust (*5)	Korea	-	-	26.03
Paros Kosdaq Venture General Private Investment Trust No. 5	Korea	September 30, 2024	28.56	28.56
Happy Pet Life Care New Technology Investment Association No.2	Korea	September 30, 2024	30.00	30.00
Shinhan-soo secondary Fund (*6)	Korea	September 30, 2024	77.61	77.61
Douzone Techfin Co.,Ltd. (*1)	Korea	June 30, 2024	45.00	-
Songpa Biz-Cluster PFV Co.,Ltd. (*1),(*7),(*10)	Korea	June 30, 2024	27.40	-
Planeta PTE LTD.	Korea	September 30, 2024	33.33	-
Shinhan-GB FutureFlow Fund L.P.	Korea	September 30, 2024	35.62	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(a) Investments in associates as of September 30, 2024 and December 31, 2023 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			September 30, 2024	December 31, 2023
HDFC Credila Financial Services (*7)	India	-	10.93	-
Shinhan-DS Mezzanine New Technology Investment Association No. 1 (*7)	Korea	September 30, 2024	15.09	-
DB IPO HighYield Fund 1	Korea	September 30, 2024	28.57	-
Exponential SQUARE Private Investment Trust No.1	Korea	September 30, 2024	44.87	-
Fine North America Credit Private Mixed Asset Investment Trust 22 (*6)	Korea	September 30, 2024	58.82	-
IGIS Private Real Estate Investment No.454	Korea	September 30, 2024	24.04	-
IGIS Private Real Estate Investment No.462 (*6)	Korea	September 30, 2024	69.20	-
Fount Private Investment Trust No.12 (*6)	Korea	September 30, 2024	51.36	-
KR Seocho Co., Ltd.	Korea	September 30, 2024	41.31	-
BNW Recharge Private Equity Fund	Korea	September 30, 2024	21.13	-
United Partners Realasset Fund No.14	Korea	September 30, 2024	33.33	-
Shinhan Market-Frontier Investment Association No. 3	Korea	September 30, 2024	44.02	-

(*1) The most recent financial statements available are used for the equity method since the financial statements as of September 30, 2024 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights were exercised because the rehabilitation process was completed before September 30, 2024. Also, it has been reclassified from securities at fair value through profit or loss to investments in associates.

(*3) As a managing partner, the Group has a significant influence over the investees.

(*4) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*5) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence for the nine-month period ended September 30, 2024.

(*6) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*7) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*8) The rate of Group’s voting rights is 4.65%.

(*9) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*10) The rate of Group’s voting rights is 19.86%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

		September 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	39,272	-	(2,916)	236	-	36,592
Shinhan-Neoplux Energy Newbiz Fund		22,358	(9,196)	3,264	-	-	16,426
Shinhan-Albatross tech investment Fund		15,499	(8,312)	5,398	-	-	12,585
KCGI-SingA330-A Private Asset Investment Trust		4,609	(822)	198	-	-	3,985
VOGO Debt Strategy Qualified IV Private		6,532	(2,883)	439	-	-	4,088
Shinhan-Midas Dong-A Secondary Fund		4,301	(750)	(497)	-	-	3,054
ShinHan – Soo Young Entrepreneur Investment Fund		4,862	(5,760)	5,704	-	-	4,806
Shinhan Praxis K-Growth Global Private Equity Fund		3,692	-	(1)	-	-	3,691
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1 (*)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		24,096	(2,801)	602	-	-	21,897
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,799	-	370	-	(11,162)	8,007
KDBC-Midas Dong-A Global contents Fund		4,288	-	(1,653)	-	-	2,635
Shinhan-Nvestor Liquidity Solution Fund		6,088	-	(112)	-	-	5,976
Shinhan AIM FoF Fund 1-A		9,635	(1,038)	1,025	-	-	9,622
IGIS Global Credit Fund 150-1		4,286	(526)	915	-	-	4,675
Korea Omega Project Fund III		3,696	-	(1,416)	-	-	2,280
Genesis North America Power Company No.1 PEF		6,358	(538)	(331)	-	-	5,489
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,764	(14,628)	8,101	-	-	34,237
KOREA FINANCE SECURITY CO., LTD.		3,245	-	253	-	-	3,498
MIEL CO.,LTD. (*)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		46,372	3,460	6,850	-	-	56,682
Kiwoom-Shinhan Innovation Fund I		7,854	-	272	-	-	8,126

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		September 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Midas Asset Global CRE Debt Private Fund No.6	~~W~~	54,881	(57,919)	3,038	-	-	-
Samchully Midstream Private Placement Special Asset Fund 5-4		33,163	-	1,792	-	-	34,955
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		7,254	(232)	218	-	-	7,240
MK Ventures K-Clavis Growth Capital Venture Fund No. 1 (*)		-	-	-	-	-	-
NH-Amundi Global Infrastructure Trust 14		18,728	(20,589)	1,861	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,265	(401)	2,027	-	-	36,891
Milestone Private Real Estate Fund 3		17,615	1,619	253	-	-	19,487
Rifa Private Real Estate Investment Trust 31		6,889	-	(482)	-	-	6,407
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		3,138	(95)	190	-	-	3,233
FuturePlay-Shinhan TechInnovation Fund 1		7,847	(1,063)	(772)	-	-	6,012
Stonebridge Corporate 1st Fund		4,142	-	(309)	-	-	3,833
Vogo Realty Partners Private Real Estate Fund V		10,792	(286)	(1,350)	-	-	9,156
Korea Credit Bureau		6,738	(45)	265	-	-	6,958
Goduck Gangil1 PFV Co., Ltd.		180	(148)	94	-	-	126
SBC PFV Co., Ltd.		30,774	8,750	(1,606)	-	-	37,918
NH-amundi global infra private fund 16		50,652	4,293	(20,780)	-	-	34,165
SH BNCT Professional Investment Type Private Special Asset Investment Trust		244,772	(23,855)	9,575	-	-	230,492
DWS Global Professional Investment Type Private Real Estate Investment Trust No. 24		18,110	(19,646)	1,536	-	-	-
Sparklabs-Shinhan Opportunity Fund 1		3,914	-	(666)	-	-	3,248
IGIS Real-estate Private Investment Trust No.33		15,271	(809)	857	-	-	15,319
Goduck Gangil10 PFV Co., Ltd.		5,081	(212)	1,324	-	-	6,193
Fidelis Global Private Real Estate Trust No.2		551	-	-	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,619	(2,979)	2,919	-	(28,006)	20,553

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		September 30, 2024
Investees		Beginning Balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Global Healthcare Fund 2 (*)	~~W~~	-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		26,678	1,760	(27,054)	-	-	1,384
Shinhan AIM Real Estate Fund No.1		51,873	2,613	(51,835)	-	-	2,651
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		34,781	(626)	4,127	-	-	38,282
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,053	-	1,492	-	-	21,545
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		17,516	(3,321)	490	-	-	14,685
Korea Omega-Shinhan Project Fund I		11,630	(1,957)	8,107	-	-	17,780
Samsung SRA Real Estate Professional Private 45		31,432	(1,763)	1,524	-	-	31,193
IBK Global New Renewable Energy Special Asset Professional Private2		32,296	-	1,067	-	-	33,363
VS Cornerstone Fund		3,280	-	(1)	-	-	3,279
NH-Amundi US Infrastructure Private Fund2		29,725	(26,413)	1,527	-	-	4,839
Kakao-Shinhan 1st TNYT Fund		19,866	-	3,086	-	-	22,952
Pacific Private Placement Real Estate Fund No.40		11,624	(372)	560	-	-	11,812
Mastern Private Real Estate Loan Fund No.2		3,040	(999)	121	-	-	2,162
LB Scotland Amazon Fulfillment Center Fund 29		30,928	3,780	(13,309)	-	-	21,399
JR AMC Hungary Budapest Office Fund 16		12,687	221	574	-	-	13,482
EDNCENTRAL Co.,Ltd. (*)		-	-	-	-	-	-
Gyeonggi-Neoplux Superman Fund		5,056	-	(450)	-	-	4,606
NewWave 6th Fund		13,716	(1,425)	(559)	-	-	11,732
Neoplux No.3 Private Equity Fund		18,981	(404)	(2,752)	-	-	15,825
PCC Amberstone Private Equity Fund I		17,258	(3,419)	2,393	-	-	16,232
KIAMCO POWERLOAN TRUST 4TH		45,099	(1,749)	4,133	-	-	47,483
Mastern Opportunity Seeking Real Estate Fund II		13,135	(363)	(2,039)	-	-	10,733
Neoplux Market-Frontier Secondary Fund		10,427	(3,602)	1,886	-	-	8,711
Synergy Green New Deal 1st New Technology Business Investment Fund		10,315	(72)	399	-	-	10,642

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		September 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KIAMCO Vietnam Solar Special Asset Private Investment Trust	~~W~~	6,836	(580)	127	-	-	6,383
SHINHAN-NEO Core Industrial Technology Fund		13,616	(2,871)	2,334	-	-	13,079
SGreen New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		23,356	(1,815)	709	-	-	22,250
Eum Private Equity Fund No.7		9,166	(400)	410	-	-	9,176
Kiwoom Hero No.4 Private Equity Fund		3,442	(96)	416	-	-	3,762
Vogo Canister Professional Trust Private Fund I		45,871	(47,321)	1,450	-	-	-
Timefolio The Venture-V second		5,801	(4,444)	66	-	-	1,423
Shinhan Smilegate Global PEF I		3,801	-	524	-	-	4,325
Genesis Eco No.1 PEF		11,219	-	(142)	-	-	11,077
SHINHAN-NEO Market-Frontier 2nd Fund		32,670	(5,466)	1,964	-	-	29,168
NH-Synergy Core Industrial New Technology Fund		6,439	(6,175)	(264)	-	-	-
J& Moorim Jade Investment Fund		4,920	-	173	-	-	5,093
Ulmus SHC innovation investment fund		5,543	(1,150)	(174)	-	-	4,219
T Core Industrial Technology 1st Venture PEF		4,254	(378)	(860)	-	-	3,016
Fine Value POST IPO No.5 Private Equity Fund		3,766	(3,565)	(201)	-	-	-
TI First Property Private Investment Trust 1		3,102	(203)	152	-	-	3,051
IBKC Global Contents Investment Fund		4,701	(4,764)	63	-	-	-
Kiwoom-Shinhan Innovation Fund 2		9,165	2,118	(54)	-	-	11,229
ETRI Holdings-Shinhan 1st Unicorn Fund		3,295	1,500	(77)	-	-	4,718
SJ ESG Innovative Growth Fund		4,198	-	609	-	-	4,807
AVES 1st Corporate Recovery Private Equity Fund		4,768	-	(145)	-	-	4,623
Leverent-Shinhan Vista New Technology Investment Fund		2,600	27	739	-	-	3,366
JS Shinhan Private Equity Fund		4,933	-	2,174	-	-	7,107
Daishin Newgen New Technology Investment Fund 1st		6,082	-	(608)	-	-	5,474
META ESG Private Equity Fund I		5,771	-	(93)	-	-	5,678

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		September 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan VC tomorrow venture fund 1	~~W~~	45,210	18,226	3,106	-	-	66,542
H-IOTA Fund		9,524	(2,639)	2,382	-	-	9,267
Stonebridge-Shinhan Unicorn Secondary Fund		7,427	3,080	19	-	-	10,526
Tres-Yujin Trust		10,359	-	1,002	-	-	11,361
Shinhan-Time mezzanine blind Fund		14,121	-	2,354	-	-	16,475
Capstone REITs No.26		5,750	-	(871)	-	-	4,879
JB Incheon-Bucheon REITS No.54		4,978	-	(8)	-	-	4,970
Hankook Smart Real Asset Investment Trust No.3		7,668	-	174	-	-	7,842
JB Hwaseong-Hadong REITs No.53		4,983	-	(7)	-	-	4,976
KB Oaktree Trust No.3		8,668	359	578	-	-	9,605
Daehan No.36 Office Asset Management Company		22,482	(25,394)	2,912	-	-	-
Rhinos Premier Mezzanine Private Investment Fund No.1		3,056	(1,161)	(8)	-	-	1,887
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		62,769	10,909	1,718	-	-	75,396
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		41,434	(917)	1,231	-	-	41,748
SKS-Yozma Fund No.1		3,455	(2,931)	(524)	-	-	-
KB Distribution Private Real Estate 3-1		25,976	-	(1,319)	-	-	24,657
Pacific Private Investment Trust No.49-1		27,377	-	605	-	-	27,982
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(261)	250	-	-	8,547
RIFA Real estate private placement fund for normal investors No. 51		5,731	(174)	167	-	-	5,724
Fivetree general private equity fund No.15		12,572	(12,572)	-	-	-	-
Shinhan-Kunicorn first Fund		9,626	-	(120)	-	-	9,506
Shinhan-Quantum Startup Fund		3,986	1,800	(96)	-	-	5,690
Shinhan Simone Fund Ⅰ		4,837	(991)	(403)	-	-	3,443
Korea Investment develop seed Trust No.1		9,532	(939)	1,061	-	-	9,654
Tiger Green alpha Trust No.29		28,573	432	2,045	-	-	31,050
STIC ALT Global II Private Equity Fund		9,504	(217)	426	-	-	9,713
NH-Brain EV Fund		11,125	-	960	-	-	12,085
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,583	-	(492)	-	-	6,091
Leverent-Frontier 4th Venture PEF		3,294	-	(1,209)	-	-	2,085
Find-Green New Deal 2nd Equity Fund		4,465	-	110	-	-	4,575
ShinhanFitrin 1st Technology Business Investment Association		4,519	-	(271)	-	-	4,248
Koramco Private Real Estate Fund 143		6,667	-	2	-	-	6,669
Korea Investment Top Mezzanine Private Real Estate Trust No.1		10,016	(448)	805	-	-	10,373
LB YoungNam Logistics Private Trust No.40		9,782	(300)	430	-	-	9,912
Shinhan-Cognitive Start-up Fund L.P.		5,329	-	(841)	-	-	4,488

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

		September 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cornerstone J&M Fund I	~~W~~	3,488	-	(55)	-	-	3,433
Logisvalley Shinhan REIT Co.,Ltd.		3,598	-	(145)	-	-	3,453
DA Value-Honest New Technology Investment Fund 1		4,099	(2,754)	(1,345)	-	-	-
Shinhan-Ji and Tec Smart Innovation Fund		9,977	2,535	23	-	-	12,535
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		6,968	-	(158)	-	-	6,810
Korea Investment Green Newdeal Infra Trust No.1		10,257	5,962	(104)	-	-	16,115
BTS 2nd Private Equity Fund		6,342	3,796	20	-	-	10,158
NH-J&-IBKC Label Technology Fund		9,747	-	(76)	-	-	9,671
Hanyang Time Mezzanine Fund		3,012	(300)	370	-	-	3,082
Shinhan-Sneak Peek Biohealthcare Bounceback Fund		2,261	1,250	144	-	-	3,655
Shinhan-isquare Venture PEF 1st		4,286	50	82	-	-	4,418
Capstone Develop Frontier Trust		7,547	(273)	573	-	-	7,847
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,835	(4,835)	-	-	-	-
Eventus-IBKC LIB Fund		6,632	-	94	-	-	6,726
IBKC-Behigh Fund 1st		3,219	-	(43)	-	-	3,176
ON No.1 Private Equity Fund		5,321	-	298	-	-	5,619
Digital New Deal Kappa Private Equity Fund		4,845	-	(74)	-	-	4,771
IBKCJS New Technology Fund No.1		6,130	(2,418)	(1,078)	-	-	2,634
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,803	-	(158)	-	-	9,645
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		12,013	(1,724)	908	-	-	11,197
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		3,171	(61)	327	-	-	3,437
TogetherKorea Private Investment Trust No. 6		5,270	-	117	-	-	5,387
TogetherKorea Private Investment Trust No. 7		5,270	-	117	-	-	5,387
Kiwoom Material Part Equipment New Technology Investment Fund No.3		4,180	-	59	-	-	4,239
Penture K-Content Investment Fund		5,622	6,000	(266)	-	-	11,356
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		7,969	6,413	(440)	-	-	13,942
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,107	(394)	514	-	-	5,227
Shinhan-timefolio Bio Development Investment Fund		5,927	-	(215)	-	-	5,712
Shinhan M&A-ESG Investment Fund		4,169	-	(201)	-	-	3,968
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.		10,574	6,641	598	-	-	17,813

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		September 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KDBC meta-enter New Technology investment fund	~~W~~	6,940	-	(108)	-	-	6,832
Shinhan Time Secondary Blind New Technology Investment Trust		4,754	-	(71)	-	-	4,683
Shinhan DS Secondary Investment Fund		7,477	(1,858)	(3,237)	-	-	2,382
Shinhan-OpenWater Pre-IPO Fund-1		4,973	-	484	-	-	5,457
Shinhan-CJ Technology Innovation Fund No. 1		2,364	2,400	(185)	-	-	4,579
Shinhan-Eco Venture Fund 2nd		3,610	450	(78)	-	-	3,982
Heungkuk-Shinhan The First Visionary Fund No.1		3,154	1,600	(142)	-	-	4,612
Koreainvestment-Shinhan-LEP K beauty		9,969	-	561	-	-	10,530
Shinhan HB Wellness 1st Fund		4,992	-	335	-	-	5,327
Korea real Asset Fund No.3		9,315	3,665	(458)	-	-	12,522
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		23,131	(5,596)	(158)	-	-	17,377
K-REITs Infrastructure Real Estate Fund		2,764	278	57	-	-	3,099
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		4,536	-	(342)	-	-	4,194
Time Robotics New Technology Investment Trust		3,966	(200)	21	-	-	3,787
Ascent-welcome Technology Investment Trust No.2		8,771	-	(273)	-	-	8,498
New Main Technology Investment Association No. 1		1,991	-	5,853	-	-	7,844
Igis General PE Real Estate Investment Trust 517-1		51,736	5,000	(455)	-	-	56,281
Consus Osansegyo No.2		8,104	-	(95)	-	-	8,009
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		7,822	(394)	(320)	-	-	7,108
Shinhan AIM Private Fund of Fund 9-B		24,018	4,918	1,086	-	-	30,022
Shinhan General Private Real Estate Investment Trust No.3		7,838	18,610	(314)	-	-	26,134
NH Absolute Project L General Private Investment Trust		4,893	(5,264)	371	-	-	-
Paros Kosdaq Venture General Private Investment Trust No. 5		5,994	-	(95)	-	-	5,899
Happy Pet Life Care New Technology Investment Association No.2		3,456	-	(426)	-	-	3,030
Shinhan-soo secondary Fund		5,249	12,250	27	-	-	17,526
Douzone Techfin Co.,Ltd.		-	27,000	(764)	-	-	26,236
Songpa Biz-Cluster PFV Co.,Ltd.		-	13,700	(229)	-	-	13,471
Planeta PTE LTD.		-	11,341	-	-	-	11,341

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		September 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan-GB FutureFlow Fund L.P.		-	5,848	(300)	60	-	5,608
HDFC Credila Financial Services		-	250,270	-	-	-	250,270
Shinhan-DS Mezzanine New Technology Investment Association No. 1		-	4,000	(832)	-	-	3,168
DB IPO HighYield Fund 1		-	4,000	239	-	-	4,239
Exponential SQUARE Private Investment Trust No.1		-	6,146	(580)	-	-	5,566
Fine North America Credit Private Mixed Asset Investment Trust 22		-	3,896	(38)	-	-	3,858
IGIS Private Real Estate Investment No.454		-	3,393	(24)	-	-	3,369
IGIS Private Real Estate Investment No.462		-	4,607	(165)	-	-	4,442
Fount Private Investment Trust No.12		-	5,280	372	-	-	5,652
KR Seocho Co., Ltd.		-	4,371	-	-	-	4,371
BNW Recharge Private Equity Fund		-	6,767	367	-	-	7,134
United Partners Realasset Fund No.14		-	10,000	-	-	-	10,000
Shinhan Market-Frontier Investment Association No. 3		-	8,804	(252)	-	-	8,552
Others		217,246	(4,549)	(7,913)	1	-	204,785
Total	~~W~~	2,692,031	135,378	(22,799)	297	(39,168)	2,765,739

(*) The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	30,169	-	920	8,183	-	39,272
Partners 4th Growth Investment Fund		13,542	(13,542)	-	-	-	-
KTB Newlake Global Healthcare PEF		4,309	(3,954)	(355)	-	-	-
Shinhan-Neoplux Energy Newbiz Fund		20,837	-	1,521	-	-	22,358
Shinhan-Albatross tech investment Fund		12,253	(1,500)	4,618	128	-	15,499
KCGI-SingA330-A Private Asset Investment Trust		4,232	-	377	-	-	4,609
VOGO Debt Strategy Qualified IV Private		6,085	50	397	-	-	6,532
Shinhan-Midas Dong-A Secondary Fund		4,431	-	(130)	-	-	4,301
ShinHan – Soo Young Entrepreneur Investment Fund		4,414	(864)	1,312	-	-	4,862
Shinhan Praxis K-Growth Global Private Equity Fund		3,691	-	1	-	-	3,692
Kiwoom Milestone Professional Private Real Estate Trust 19 (*1)		3,961	-	(136)	-	(3,825)	-
Shinhan Global Healthcare Fund 1 (*1)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		34,339	(11,436)	1,193	-	-	24,096
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,236	(919)	482	-	-	18,799
Hermes Private Investment Equity Fund		5,562	(5,562)	-	-	-	-
KDBC-Midas Dong-A Global contents Fund		4,277	-	11	-	-	4,288
Shinhan-Nvestor Liquidity Solution Fund		6,438	(265)	(85)	-	-	6,088
Shinhan AIM FoF Fund 1-A		10,110	(1,653)	1,178	-	-	9,635
IGIS Global Credit Fund 150-1		4,692	(803)	397	-	-	4,286
Partner One Value up I Private Equity Fund		5,144	(5,144)	-	-	-	-
Genesis No.1 Private Equity Fund		59,924	(59,916)	(8)	-	-	-
Korea Omega Project Fund III		3,674	-	22	-	-	3,696
Genesis North America Power Company No.1 PEF		8,118	(4,384)	2,624	-	-	6,358
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		43,244	(10,595)	8,115	-	-	40,764
KOREA FINANCE SECURITY CO., LTD.		2,411	-	(169)	1,003	-	3,245
MIEL CO.,LTD. (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		44,821	782	769	-	-	46,372

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom-Shinhan Innovation Fund I	~~W~~	9,441	(1,425)	(162)	-	-	7,854
Midas Asset Global CRE Debt Private Fund No.6		57,029	(8,663)	6,515	-	-	54,881
Samchully Midstream Private Placement Special Asset Fund 5-4		30,624	795	1,744	-	-	33,163
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		24,492	(18,264)	1,026	-	-	7,254
NH-Amundi Global Infrastructure Trust 14		20,975	(3,086)	839	-	-	18,728
Jarvis Memorial Private Investment Trust 1		9,786	(10,642)	856	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,357	(683)	2,591	-	-	35,265
Milestone Private Real Estate Fund 3		19,071	563	(2,019)	-	-	17,615
Rifa Private Real Estate Investment Trust 31		7,364	-	(475)	-	-	6,889
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		2,969	(2,675)	2,844	-	-	3,138
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		3,231	(3,231)	-	-	-	-
FuturePlay-Shinhan TechInnovation Fund 1		6,916	-	931	-	-	7,847
Stonebridge Corporate 1st Fund		3,622	-	520	-	-	4,142
Vogo Realty Partners Private Real Estate Fund V		10,915	(378)	255	-	-	10,792
Korea Credit Bureau		5,039	(90)	1,789	-	-	6,738
Goduck Gangil1 PFV Co., Ltd.		60	-	120	-	-	180
SBC PFV Co., Ltd.		28,468	3,750	(1,444)	-	-	30,774
NH-amundi global infra private fund 16		56,211	(1,299)	(4,260)	-	-	50,652
IMM Global Private Equity Fund		147,384	(147,384)	-	-	-	-
SH BNCT Professional Investment Type Private Special Asset Investment Trust		263,052	(32,093)	13,813	-	-	244,772
DWS Global Professional Investment Type Private Real Estate Investment Trust No. 24		22,683	(5,882)	1,309	-	-	18,110
Sparklabs-Shinhan Opportunity Fund 1		4,631	(1,137)	420	-	-	3,914
BNW Tech-Innovation Private Equity Fund		5,833	(5,833)	-	-	-	-
IGIS Real-estate Private Investment Trust No.33		14,552	(360)	1,079	-	-	15,271
WWG Global Real Estate Investment Trust no.4		10,331	(10,795)	464	-	-	-
Goduck Gangil10 PFV Co., Ltd.		3,236	-	1,845	-	-	5,081

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Fidelis Global Private Real Estate Trust No.2	~~W~~	21,945	-	(9,925)	-	(11,469)	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,427	(5,864)	6,056	-	-	48,619
Shinhan Global Healthcare Fund 2 (*1)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		25,243	-	1,435	-	-	26,678
Shinhan AIM Real Estate Fund No.1		44,642	6,586	645	-	-	51,873
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,627	(916)	3,070	-	-	34,781
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		19,296	3	754	-	-	20,053
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,598	(7,618)	536	-	-	17,516
Korea Omega-Shinhan Project Fund I		10,022	-	1,608	-	-	11,630
Samsung SRA Real Estate Professional Private 45		21,650	8,487	1,295	-	-	31,432
IBK Global New Renewable Energy Special Asset Professional Private2		33,412	(2,303)	1,187	-	-	32,296
VS Cornerstone Fund		3,335	-	(55)	-	-	3,280
Aone Mezzanine Opportunity Professional Private		5,009	(5,072)	63	-	-	-
NH-Amundi US Infrastructure Private Fund2		31,941	(4,395)	2,179	-	-	29,725
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		6,332	(4,360)	341	-	-	2,313
Kakao-Shinhan 1st TNYT Fund		21,330	-	(1,464)	-	-	19,866
Pacific Private Placement Real Estate Fund No.40		11,622	(748)	750	-	-	11,624
Mastern Private Real Estate Loan Fund No.2		6,387	(3,679)	332	-	-	3,040
LB Scotland Amazon Fulfillment Center Fund 29		29,637	(1,753)	3,044	-	-	30,928
JR AMC Hungary Budapest Office Fund 16		12,457	(773)	1,003	-	-	12,687
EDNCENTRAL Co.,Ltd. (*1)		-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund		4,251	(889)	(682)	-	-	2,680
Gyeonggi-Neoplux Superman Fund		5,467	-	(411)	-	-	5,056
NewWave 6th Fund		13,540	-	176	-	-	13,716

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Neoplux No.3 Private Equity Fund	~~W~~	20,454	(4)	(1,469)	-	-	18,981
PCC Amberstone Private Equity Fund I		18,785	(2,425)	898	-	-	17,258
KIAMCO POWERLOAN TRUST 4TH		43,524	(2,306)	3,881	-	-	45,099
Mastern Opportunity Seeking Real Estate Fund II		14,710	(4,029)	2,454	-	-	13,135
AION ELFIS PROFESSIONAL PRIVATE 1		3,566	(3,376)	(190)	-	-	-
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		5,709	(7,843)	2,134	-	-	-
Neoplux Market-Frontier Secondary Fund		13,960	(3,673)	140	-	-	10,427
Harvest Private Equity Fund II		3,139	(26)	(135)	-	-	2,978
Synergy Green New Deal 1st New Technology Business Investment Fund		10,632	(145)	(172)	-	-	10,315
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,727	(220)	329	-	-	6,836
SHINHAN-NEO Core Industrial Technology Fund		9,409	-	4,207	-	-	13,616
Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		25,024	(2,542)	874	-	-	23,356
SIMONE Mezzanine Fund No.3		3,017	(1,965)	150	-	-	1,202
Eum Private Equity Fund No.7		9,170	-	(4)	-	-	9,166
Kiwoom Hero No.4 Private Equity Fund		3,517	-	(75)	-	-	3,442
Vogo Canister Professional Trust Private Fund I		46,329	(3,075)	2,617	-	-	45,871
SW-S Fund		7,248	(11,177)	3,929	-	-	-
CL Buyout 1st PEF		12,842	(20,216)	7,374	-	-	-
Timefolio The Venture-V second		4,096	-	1,705	-	-	5,801

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Newlake Growth Capital Partners2 PEF	~~W~~	12,496	(12,496)	-	-	-	-
Shinhan Smilegate Global PEF I		3,771	-	30	-	-	3,801
Genesis Eco No.1 PEF		11,418	-	(199)	-	-	11,219
SHINHAN-NEO Market-Frontier 2nd Fund		34,420	4,270	(6,020)	-	-	32,670
NH-Synergy Core Industrial New Technology Fund		6,377	-	62	-	-	6,439
J& Moorim Jade Investment Fund		5,434	(787)	273	-	-	4,920
Helios-KDBC Digital Contents 1st		3,356	(1,457)	357	-	-	2,256
Ulmus SHC innovation investment fund		4,886	-	657	-	-	5,543
Mirae Asset Partners X Private Equity Fund		7,792	(7,792)	-	-	-	-
T Core Industrial Technology 1st Venture PEF		4,529	-	(275)	-	-	4,254
Curious Finale Corporate Recovery Private Equity Fund		3,591	(3,636)	45	-	-	-
Fine Value POST IPO No.5 Private Equity Fund		2,270	-	1,496	-	-	3,766
TI First Property Private Investment Trust 1		3,127	(203)	178	-	-	3,102
MPLUS Professional Private Real Estate Fund 25		4,231	-	(1,873)	-	-	2,358
IBKC Global Contents Investment Fund		4,552	-	149	-	-	4,701
Premier Luminous Private Equity Fund		8,966	(12,439)	3,473	-	-	-
Hanyang-Meritz 1 Fund		3,466	(689)	204	-	-	2,981
Kiwoom-Shinhan Innovation Fund 2		11,271	(4,434)	2,328	-	-	9,165
ETRI Holdings-Shinhan 1st Unicorn Fund		1,895	1,500	(100)	-	-	3,295
Maple Mobility Fund		16,859	(16,859)	-	-	-	-
SJ ESG Innovative Growth Fund		4,197	-	1	-	-	4,198
AVES 1st Corporate Recovery Private Equity Fund		5,057	-	(289)	-	-	4,768
JS Shinhan Private Equity Fund		4,953	-	(20)	-	-	4,933
NH Kyobo AI Solution Investment Fund		3,288	(4,138)	850	-	-	-
Daishin Newgen New Technology Investment Fund 1st		5,704	-	378	-	-	6,082
META ESG Private Equity Fund I		5,857	-	(86)	-	-	5,771
SWFV FUND-1		9,128	(9,433)	305	-	-	-
PHAROS DK FUND		3,835	(1,413)	40	-	-	2,462

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan VC tomorrow venture fund 1	~~W~~	26,926	18,258	26	-	-	45,210
Highland 2021-8 Fund		4,826	(5,366)	540	-	-	-
H-IOTA Fund		9,623	(239)	140	-	-	9,524
Stonebridge-Shinhan Unicorn Secondary Fund		6,082	2,924	(1,579)	-	-	7,427
Tres-Yujin Trust		10,004	-	355	-	-	10,359
Shinhan-Time mezzanine blind Fund		13,312	-	809	-	-	14,121
Capstone REITs No.26		3,852	(300)	2,198	-	-	5,750
JB Incheon-Bucheon REITS No.54		4,989	-	(11)	-	-	4,978
Hankook Smart Real Asset Investment Trust No.3		6,993	-	675	-	-	7,668
JB Hwaseong-Hadong REITs No.53		4,991	-	(8)	-	-	4,983
KB Oaktree Trust No.3		8,605	(771)	834	-	-	8,668
Daehan No.36 Office Asset Management Company		22,058	-	424	-	-	22,482
Rhinos Premier Mezzanine Private Investment Fund No.1		2,873	-	183	-	-	3,056
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		57,334	3,369	2,066	-	-	62,769
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,571	36	827	-	-	41,434
SKS-Yozma Fund No.1		6,599	(4,140)	996	-	-	3,455
IBKC-METIS Global Contents Investment Fund		4,550	(3,921)	(629)	-	-	-
Keistone Unicorn Private Equity Fund		6,249	(6,249)	-	-	-	-
KB Distribution Private Real Estate 3-1		26,651	-	(675)	-	-	25,976
Pacific Private Investment Trust No.49-1		28,641	-	(1,264)	-	-	27,377
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(518)	518	-	-	8,558
RIFA Real estate private placement fund for normal investors No. 51		5,726	(340)	345	-	-	5,731
Fivetree general private equity fund No.15		12,281	(489)	780	-	-	12,572
Shinhan-Kunicorn first Fund		9,831	-	(205)	-	-	9,626
Harvest Fund No.3		15,854	(15,854)	-	-	-	-
Shinhan-Quantum Startup Fund		1,119	3,000	(133)	-	-	3,986
Shinhan Simone Fund Ⅰ		4,796	-	41	-	-	4,837
Korea Investment develop seed Trust No.1		10,242	(901)	191	-	-	9,532
Tiger Green alpha Trust No.29		26,806	(588)	2,355	-	-	28,573
STIC ALT Global II Private Equity Fund		9,859	(218)	(137)	-	-	9,504
NH-Brain EV Fund		11,592	-	(467)	-	-	11,125
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,405	450	(272)	-	-	6,583
Leverent-Frontier 4th Venture PEF		2,964	-	330	-	-	3,294
Find-Green New Deal 2nd Equity Fund		4,508	-	(43)	-	-	4,465
ShinhanFitrin 1st Technology Business Investment Association		4,437	-	82	-	-	4,519
PARATUS No.3 Private Equity Fund		4,936	(4,936)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Golden Route 2nd Startup Venture Specialized Private Equity Fund	~~W~~	3,003	(3,003)	-	-	-	-
Koramco Private Real Estate Fund 143		3,030	3,636	1	-	-	6,667
Korea Investment Top Mezzanine Private Real Estate Trust No.1		9,885	(1,169)	1,300	-	-	10,016
LB YoungNam Logistics Private Trust No.40		9,748	(600)	634	-	-	9,782
Shinhan-Cognitive Start-up Fund L.P.		9,953	(5,052)	428	-	-	5,329
IGEN2022 No.1 private Equity Fund		9,045	(9,045)	-	-	-	-
Cornerstone J&M Fund I		3,561	-	(73)	-	-	3,488
Logisvalley Shinhan REIT Co.,Ltd.		3,804	-	(206)	-	-	3,598
DA Value-Honest New Technology Investment Fund 1		2,663	(1,145)	2,581	-	-	4,099
KDB Investment Global Healthcare Private Equity Fund I		34,468	(34,468)	-	-	-	-
Shinhan-Ji and Tec Smart Innovation Fund		2,587	7,800	(410)	-	-	9,977
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		1,776	5,400	(208)	-	-	6,968
Korea Investment Green Newdeal Infra Trust No.1		5,714	4,537	6	-	-	10,257
BTS 2nd Private Equity Fund		3,772	2,860	(290)	-	-	6,342
Shinhan Global Active REIT Co.Ltd.		19,222	(69)	(156)	-	-	18,997
NH-J&-IBKC Label Technology Fund		9,866	-	(119)	-	-	9,747
Hanyang Time Mezzanine Fund		3,000	-	12	-	-	3,012
IMM Global Venture Opportunity, LP		3,115	(3,115)	-	-	-	-
Shinhan-isquare Venture PEF 1st		497	4,000	(211)	-	-	4,286
Capstone Develop Frontier Trust		6,857	(565)	1,255	-	-	7,547
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*2)		3,011	(3,011)	-	-	-	-
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,601	-	234	-	-	4,835
Eventus-IBKC LIB Fund		6,035	-	597	-	-	6,632
NH-Daishin-Kyobo healthcare 1 Fund		3,948	(3,948)	-	-	-	-
IBKC-Behigh Fund 1st		3,268	-	(49)	-	-	3,219
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		3,956	(3,956)	-	-	-	-
ON No.1 Private Equity Fund		5,362	-	(41)	-	-	5,321
Digital New Deal Kappa Private Equity Fund		4,946	-	(101)	-	-	4,845
IBKCJS New Technology Fund No.1		-	5,000	1,130	-	-	6,130
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		-	10,000	(197)	-	-	9,803
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		-	11,014	999	-	-	12,013
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		-	3,000	171	-	-	3,171
TogetherKorea Private Investment Trust No. 6		-	5,122	148	-	-	5,270
TogetherKorea Private Investment Trust No. 7		-	5,122	148	-	-	5,270
Kiwoom Material Part Equipment New Technology Investment Fund No.3		-	4,000	180	-	-	4,180

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Penture K-Content Investment Fund	~~W~~	-	6,000	(378)	-	-	5,622
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		-	7,838	131	-	-	7,969
Hana Alternative Investment Kosmes PCBO General PEF No. 1		-	4,740	367	-	-	5,107
Shinhan-timefolio Bio Development Investment Fund		-	6,000	(73)	-	-	5,927
Shinhan M&A-ESG Investment Fund		-	4,354	(185)	-	-	4,169
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.		-	9,565	1,009	-	-	10,574
KDBC meta-enter New Technology investment fund		-	7,000	(60)	-	-	6,940
Shinhan Time Secondary Blind New Technology Investment Trust		-	4,750	4	-	-	4,754
Shinhan DS Secondary Investment Fund		-	1,815	5,662	-	-	7,477
Shinhan-OpenWater Pre-IPO Fund-1		-	5,000	(27)	-	-	4,973
Shinhan-Eco Venture Fund 2nd		-	3,650	(40)	-	-	3,610
Heungkuk-Shinhan The First Visionary Fund No.1		-	3,200	(46)	-	-	3,154
Koreainvestment-Shinhan-LEP K beauty		-	10,000	(31)	-	-	9,969
Shinhan HB Wellness 1st Fund		-	5,000	(8)	-	-	4,992
Korea real Asset Fund No.3		-	9,370	(55)	-	-	9,315
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		-	23,900	(769)	-	-	23,131
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		-	4,000	536	-	-	4,536
Time Robotics New Technology Investment Trust		-	4,000	(34)	-	-	3,966
Ascent-welcome Technology Investment Trust No.2		-	9,000	(229)	-	-	8,771
Igis General PE Real Estate Investment Trust 517-1		-	52,000	(264)	-	-	51,736
Consus Osansegyo No.2		-	8,000	104	-	-	8,104
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		-	8,500	(678)	-	-	7,822
Shinhan AIM Private Fund of Fund 9-B		-	23,036	982	-	-	24,018
Shinhan General Private Real Estate Investment Trust No.3		-	7,721	117	-	-	7,838
NH Absolute Project L General Private Investment Trust		-	4,488	405	-	-	4,893
Paros Kosdaq Venture General Private Investment Trust No. 5		-	6,000	(6)	-	-	5,994
Happy Pet Life Care New Technology Investment Association No.2		-	3,000	456	-	-	3,456
Shinhan-soo secondary Fund		-	5,250	(1)	-	-	5,249
Others		225,498	(39,576)	4,942	424	(289)	190,999
	~~W~~	2,904,474	(331,686)	125,088	9,738	(15,583)	2,692,031

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’ resulting from the investees’ cumulative loss.

(*2) For the year ended December 31, 2023 it is incorporated into the consolidation target as the Group held control due to increased equity ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

14. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Securities sold:
Stocks	~~W~~	537,803	628,225
Bonds		468,641	477,626
Others		410,256	343,783
		1,416,700	1,449,634
Gold/silver deposits		524,147	419,343
	~~W~~	1,940,847	1,868,977

15. Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023	Reason for designation
Equity-linked securities sold	~~W~~	6,120,815	5,610,256	Combined financial instrument
Securities sold with embedded derivatives		2,535,425	1,931,639
Debt securities issued		261,374	254,832	Fair value measurement and management
	~~W~~	8,917,614	7,796,727

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 8,917,614 million as of September 30, 2024. Decrease in values of the liability due to credit risk changes is ~~W~~ 6,514 million for the nine-month period ended September 30, 2024 and the accumulated changes in values are ~~W~~ 6,499 million as negative as of September 30, 2024.

(b) The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Expiration payment	~~W~~	8,713,348	7,519,962
Carrying amount		8,917,614	7,796,727
Difference from carrying amount	~~W~~	(204,266)	(276,765)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

16. Debt securities issued

Debt securities issued as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024			December 31, 2023
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~9.50	~~W~~	70,276,782	0.00~7.70	~~W~~	65,801,744
Subordinated debt securities issued	2.20~5.20		3,070,105	2.20~5.20		2,860,105
Loss on fair value hedges	-		(181,526)	-		(225,750)
Discount on debt securities issued	-		(82,954)	-		(53,857)
			73,082,407			68,382,242
Debt securities issued in foreign currencies:
Debt securities issued	0.25~7.24		12,373,147	0.25~7.36		9,697,265
Subordinated debt securities issued	3.34~5.75		4,521,716	3.34~5.00		3,768,942
Loss on fair value hedges	-		(105,734)	-		(240,483)
Discount on debt securities issued	-		(58,947)	-		(46,241)
			16,730,182			13,179,483
		~~W~~	89,812,589		~~W~~	81,561,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

17. Defined benefits assets and liabilities

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.

(a) Defined benefit obligations and plan assets as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Present value of defined benefit obligations	~~W~~	2,223,344	2,219,490
Fair value of plan assets		(2,283,659)	(2,266,248)
Recognized liability (asset) for defined benefit obligations (*)	~~W~~	(60,315)	(46,758)

(*) The asset for defined benefit obligation of ~~W~~60,315 million as of September 30, 2024 is the net defined benefit assets of ~~W~~150,847 million less the net defined liabilities of ~~W~~90,532 million. In addition, the asset for defined benefit obligation of ~~W~~46,758 million as of December 31, 2023 is the net defined benefit assets of ~~W~~114,378 million less the net defined liabilities of ~~W~~67,620 million.

(b) Net income relating to defined benefit liabilities for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024		September 30, 2023
		Three-month	Nine- month	Three- month	Nine- month
Current service cost	~~W~~	40,765	122,934	39,306	111,444
Net interest expense (income)		(3,563)	(11,045)	(9,757)	(27,211)
Past service cost		-	265	-	92
Settlement		12	(1,975)	-	5,397
	~~W~~	37,214	110,179	29,549	89,722

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

18. Provisions

(a) Provisions as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Asset retirement obligations	~~W~~	101,159	99,927
Expected loss related to litigation		24,799	31,371
Unused credit commitments		415,503	355,591
Guarantee contracts issued:		88,306	63,161
Financial guarantee contracts issued:		69,246	39,998
Non-financial guarantee contracts issued:		19,060	23,163
Others (*1), (*2), (*3)		558,241	819,616
	~~W~~	1,188,008	1,369,666

(*1) As of September 30, 2024 and December 31, 2023, the Group recognizes a provision of ~~W~~ 319,364 million and ~~W~~ 360,137 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc.

(*2) As of September 30, 2024 and December 31, 2023, the Group recognizes a provision of ~~W~~ 40,935 million and ~~W~~ 293,824 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood.”

(*3) As of September 30, 2024, the Group recognizes a provision of W 38,850 million for an estimated customer compensation amount related to stock-linked products based on the Hang Seng China Enterprises Index (HSCEI)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

18. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

		September 30, 2024

		Unused credit commitments			Financial guaranteed contracts issued			Total
		12 months expected credit loss	Life-time expected credit loss	Impaired financial asset	12 months expected credit loss	Life-time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589
Transfer (from)to 12 months expected credit loss		68,763	(68,632)	(131)	6,008	(6,008)	-	-
Transfer (from)to life-time expected credit loss		(12,517)	12,735	(218)	(3,290)	3,290	-	-
Transfer (from)to impaired financial asset		(699)	(1,369)	2,068	-	-	-	-
Provided (reversed)		(43,651)	19,559	82,624	(2,143)	(802)	8	55,595
Change in foreign exchange rate		1,110	270	-	363	134	-	1,877
OtOthers (*)		(58)	58	-	29,606	2,479	(397)	31,688
Ending balance	~~W~~	219,635	91,803	104,065	62,546	6,683	17	484,749

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

18. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows (continued):

		December 31, 2023

		Unused credit commitments			Financial guaranteed contracts issued			Total
		12 months expected credit loss	Life-time expected credit loss	Impaired financial asset	12 months expected credit loss	Life-time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	175,562	139,998	2,030	48,113	7,687	28	373,418
Transfer (from)to 12 months expected credit loss		65,058	(64,897)	(161)	3,921	(3,921)	-	-
Transfer (from)to life-time expected credit loss		(13,466)	13,502	(36)	(7,659)	7,659	-	-
Transfer (from)to impaired financial asset		(609)	(1,953)	2,562	(530)	-	530	-
Provided (reversed)		(20,883)	42,506	15,327	150	70	(14)	37,156
Change in foreign exchange rate		1,025	26	-	294	92	1	1,438
OtOthers (*)		-	-	-	(12,287)	(3,997)	(139)	(16,423)
Ending balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589

(*) Others include effects of the provision from the new financial guaranteed contracts measured at fair value, and the expired contracts, the change of discount rate and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

19. Insurance contracts liabilities and others

(a) Insurance contract liabilities and others as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Insurance contract assets	~~W~~	8,539	10,654
Insurance contract liabilities		51,126,421	48,333,208
Net insurance contract liabilities	~~W~~	51,117,882	48,322,554
Reinsurance contract assets	~~W~~	152,318	88,353
Reinsurance contract liabilities		116,591	93,240
Net reinsurance contract (assets)liabilities	~~W~~	(35,727)	4,887

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

19. Insurance contracts liabilities and others (continued)

(b) Income or expenses on insurance for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024
		Nine-month
		Modified retrospective approach	Fair value approach	Others	Total
Insurance contracts with no premium allocation approach
Expected premium and other income	~~W~~	577,919	517,703	136,744	1,232,366
Adjustment for change in risk		36,618	26,886	33,577	97,081
Amortization of contractual service margin		343,147	182,814	182,963	708,924
Collection of insurance acquisition cash flows		91,685	313	169,666	261,664
Others (*)		(11,000)	(136)	4,607	(6,529)
Sub-total		1,038,369	727,580	527,557	2,293,506
Premium allocation approach		44,725	-	311	45,036
Total of insurance revenue		1,083,094	727,580	527,868	2,338,542
Insurance contracts with no premium allocation approach
Incurred premium and other expenses		565,113	440,001	132,454	1,137,568
Changes in fulfillment cash flows		4,278	58,050	8,169	70,497
Onerous contracts expense		8,011	5,201	5,407	18,619
Amortization of insurance acquisition cash flows		91,807	313	169,544	261,664
Others (*)		(9,136)	471	(37,771)	(46,436)
Sub-total		660,073	504,036	277,803	1,441,912
Premium allocation approach		56,417	-	946	57,363
Total of insurance service expense		716,490	504,036	278,749	1,499,275
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		35	47,705	6,054	53,794
Changes in fulfillment cash flows		52	(19,274)	(1,113)	(20,335)
Others (*)		19	(6,148)	(3,059)	(9,188)
Sub-total		106	22,283	1,882	24,271
Premium allocation approach		14,226	-	-	14,226
Total of reinsurance revenue		14,332	22,283	1,882	38,497
Insurance contracts with no premium allocation approach
Expected reinsurance premium		-	29,708	8,422	38,130
Adjustment for change in risk		-	2,169	700	2,869
Amortized contractual service margin		-	(8,031)	7,712	(319)
Others (*)		-	(2,810)	39	(2,771)
Sub-total		-	21,036	16,873	37,909
Premium allocation approach		12,303	-	-	12,303
Total of insurance service expense		12,303	21,036	16,873	50,212
Net insurance income (expense)	~~W~~	368,633	224,791	234,128	827,552

(*) Others include allocation of loss components, etc.

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

19. Insurance contracts liabilities (continued)

(b) Income or expenses on insurance for the nine-month periods ended September 30, 2024 and 2023 are as follows(continued):

		September 30, 2024
		Three-month
		Modified retrospective approach	Fair value approach	Others	Total
Insurance contracts with no premium allocation approach
Expected premium and other income	~~W~~	191,814	169,001	52,621	413,436
Adjustment for change in risk		11,794	8,816	12,175	32,785
Amortization of contractual service margin		109,229	57,190	69,757	236,176
Collection of insurance acquisition cash flows		30,144	105	65,040	95,289
Others (*)		(3,278)	(175)	1,509	(1,944)
Sub-total		339,703	234,937	201,102	775,742
Premium allocation approach		18,686	-	190	18,876
Total of insurance revenue		358,389	234,937	201,292	794,618
Insurance contracts with no premium allocation approach
Incurred premium and other expenses		193,293	186,435	59,512	439,240
Changes in fulfillment cash flows		(6,287)	(25,689)	(1,957)	(33,933)
Onerous contracts expense		7,626	299	6,522	14,447
Amortization of insurance acquisition cash flows		30,189	105	64,996	95,290
Others (*)		(2,522)	45	(4,447)	(6,924)
Sub-total		222,299	161,195	124,626	508,120
Premium allocation approach		22,181	-	1,512	23,693
Total of insurance service expense		244,480	161,195	126,138	531,813
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		21	17,455	2,162	19,638
Changes in fulfillment cash flows		7	(8,214)	(786)	(8,993)
Others (*)		12	(1,105)	114	(979)
Sub-total		40	8,136	1,490	9,666
Premium allocation approach		5,872	-	-	5,872
Total of reinsurance revenue		5,912	8,136	1,490	15,538
Insurance contracts with no premium allocation approach
Expected reinsurance premium		-	9,749	2,778	12,527
Adjustment for change in risk		-	741	284	1,025
Amortized contractual service margin		-	(10,773)	2,796	(7,977)
Others (*)		-	(31)	408	377
Sub-total		-	(314)	6,266	5,952
Premium allocation approach		5,554	-	-	5,554
Total of insurance service expense		5,554	(314)	6,266	11,506
Net insurance income (expense)	~~W~~	114,267	82,192	70,378	266,837

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

19. Insurance contracts liabilities (continued)

(b) Income or expenses on insurance for the nine-month periods ended September 30, 2024 and 2023 are as follows(continued):

		September 30, 2023
		Nine-month
		Modified retrospective approach	Fair value approach	Others	Total
Insurance contracts with no premium allocation approach
Expected premium and other income	~~W~~	595,104	519,918	60,124	1,175,146
Adjustment for change in risk		42,571	27,005	17,491	87,067
Amortization of contractual service margin		416,099	154,211	113,189	683,499
Collection of insurance acquisition cash flows		99,413	187	88,826	188,426
Others (*)		(13,873)	57	9,433	(4,383)
Sub-total		1,139,314	701,378	289,063	2,129,755
Premium allocation approach		20,216	-	279	20,495
Total of insurance revenue		1,159,530	701,378	289,342	2,150,250
Insurance contracts with no premium allocation approach
Incurred premium and other expenses		579,362	435,679	69,357	1,084,398
Changes in fulfillment cash flows		2,193	54,346	2,472	59,011
Onerous contracts expense		19,193	6,967	10,942	37,102
Amortization of insurance acquisition cash flows		99,413	187	88,825	188,425
Others (*)		(9,409)	1,330	(26,443)	(34,522)
Sub-total		690,752	498,509	145,153	1,334,414
Premium allocation approach		21,896	-	668	22,564
Total of insurance service expense		712,648	498,509	145,821	1,356,978
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		3	49,934	4,168	54,105
Changes in fulfillment cash flows		-	(21,142)	(978)	(22,120)
Others (*)		-	(2,164)	1,594	(570)
Sub-total		3	26,628	4,784	31,415
Premium allocation approach		1,964	-	-	1,964
Total of reinsurance revenue		1,967	26,628	4,784	33,379
Insurance contracts with no premium allocation approach
Expected reinsurance premium		18	31,484	4,816	36,318
Adjustment for change in risk		-	2,465	423	2,888
Amortized contractual service margin		-	7,204	5,282	12,486
Others (*)		-	(507)	2,337	1,830
Sub-total		18	40,646	12,858	53,522
Premium allocation approach		3,948	-	-	3,948
Total of insurance service expense		3,966	40,646	12,858	57,470
Net insurance income (expense)	~~W~~	444,883	188,851	135,447	769,181

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

19. Insurance contracts liabilities (continued)

(b) Income or expenses on insurance for the nine-month periods ended September 30, 2024 and 2023 are as follows(continued):

		September 30, 2023
		Three-month
		Modified retrospective approach	Fair value approach	Others	Total
Insurance contracts with no premium allocation approach
Expected premium and other income	~~W~~	185,852	183,250	24,844	393,946
Adjustment for change in risk		12,986	9,409	6,915	29,310
Amortization of contractual service margin		129,465	56,835	51,169	237,469
Collection of insurance acquisition cash flows		30,771	166	34,408	65,345
Others (*)		(4,282)	(1)	8,607	4,324
Sub-total		354,792	249,659	125,943	730,394
Premium allocation approach		6,844	-	86	6,930
Total of insurance revenue		361,636	249,659	126,029	737,324
Insurance contracts with no premium allocation approach
Incurred premium and other expenses		172,963	199,038	37,560	409,561
Changes in fulfillment cash flows		(6,359)	(19,889)	(380)	(26,628)
Onerous contracts expense		6,055	(589)	4,517	9,983
Amortization of insurance acquisition cash flows		30,771	166	34,407	65,344
Others (*)		(3,062)	435	(8,466)	(11,093)
Sub-total		200,368	179,161	67,638	447,167
Premium allocation approach		8,243	-	556	8,799
Total of insurance service expense		208,611	179,161	68,194	455,966
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		3	16,086	2,193	18,282
Changes in fulfillment cash flows		-	(8,521)	(804)	(9,325)
Others (*)		-	(473)	218	(255)
Sub-total		3	7,092	1,607	8,702
Premium allocation approach		1,421	-	-	1,421
Total of reinsurance revenue		1,424	7,092	1,607	10,123
Insurance contracts with no premium allocation approach
Expected reinsurance premium		18	10,057	2,106	12,181
Adjustment for change in risk		-	774	176	950
Amortized contractual service margin		-	1,954	2,058	4,012
Others (*)		-	510	533	1,043
Sub-total		18	13,295	4,873	18,186
Premium allocation approach		1,690	-	-	1,690
Total of insurance service expense		1,708	13,295	4,873	19,876
Net insurance income (expense)	~~W~~	152,741	64,295	54,569	271,605

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Insurance finance income and expense

Insurance finance income or expense for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024		September 30, 2023
		Three-month	Nine- month	Three-month	Nine- month
Insurance finance income
Insurance contract
Foreign exchange rate change effects	~~W~~	13,268	13,580	111	2,192
Other		99,510	115,974	96,646	121,077
		112,778	129,554	96,757	123,269
Reinsurance contract
Discount rate change effects		-	-	(1)	5
The change in non-performance risk by reinsurer		(9)	(35)	-	-
		(9)	(35)	(1)	5
		112,769	129,519	96,756	123,274
Insurance finance expense
Insurance contract
Foreign exchange rate change effects		(208)	20,099	6,653	19,363
Discount rate change effects		-	-	(2)	10
Other		(4,507)	251,727	(12,150)	339,972
		(4,715)	271,826	(5,499)	359,345
Insurance finance income (expense)	~~W~~	117,484	(142,307)	102,255	(236,071)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

21. Equity

(a) Equity as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Capital stock (*):
Common stock	~~W~~	2,695,586	2,695,586
Preferred stock		274,055	274,055
		2,969,641	2,969,641

Hybrid bond		4,600,121	4,001,731

Capital surplus:
Share premium		11,352,744	11,352,744
Others		742,224	742,224
		12,094,968	12,094,968

Capital adjustments		(857,215)	(658,664)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(2,347,701)	(3,503,542)
Equity in other comprehensive loss of associates		(752)	(970)
Foreign currency translation adjustments for foreign operations		(62,674)	(118,517)
Net loss from cash flow hedges		(30,635)	(35,108)
Remeasurement of defined benefit obligation		(230,998)	(292,328)
Changes in own credit risk on financial liabilities designated under fair value option		(4,784)	(3,884)
Net finance gain on insurance contract assets(liabilities)		632,681	2,866,623
Net finance gain on reinsurance contract assets(liabilities)		5,726	13,273
		(2,039,137)	(1,074,453)

Retained earnings		39,233,107	36,387,314

Non-controlling interest		2,765,554	2,601,328
	~~W~~	58,767,039	56,321,865
(*) Due to the retirement of earned surplus reserve, the capital is different from the total face value of the issued stock.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

21. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of September 30, 2024 and December 31, 2023 are as follows:

	Issue date	Maturity date	Interest rate (%)		September 30, 2024	December 31, 2023
Hybrid bonds in Korean won	June 25, 2015	June 25, 2045	4.38%	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	4.25%		89,783	89,783
	April 13, 2018	Perpetual bond	4.56%		14,955	14,955
	June 28, 2019	Perpetual bond	3.27%		-	199,476
	September 17, 2020	Perpetual bond	3.12%		448,699	448,699
	March 16, 2021	Perpetual bond	2.94%		429,009	429,009
	March 16, 2021	Perpetual bond	3.30%		169,581	169,581
	January 25, 2022	Perpetual bond	3.90%		560,438	560,438
	January 25, 2022	Perpetual bond	4.00%		37,853	37,853
	August 26, 2022	Perpetual bond	4.93%		343,026	343,026
	August 26, 2022	Perpetual bond	5.15%		55,803	55,803
	January 30, 2023	Perpetual bond	5.14%		398,831	398,831
	July 13, 2023	Perpetual bond	5.40%		498,815	498,815
	January 31, 2024	Perpetual bond	4.49%		398,833	-
	September 12, 2024	Perpetual bond	4.00%		399,033	-
Hybrid bonds in foreign currency	May 12, 2021	Perpetual bond	2.88%		556,007	556,007
				~~W~~	4,600,121	4,001,731

(*) For the nine-month period ended September 30, 2024, the deduction for capital related to hybrid bonds issued is ~~W~~2,134 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition or change them to perpetual bonds.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

21. Equity (continued)

(c) Treasury stock

Changes in treasury stock for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

	September 30, 2024			December 31, 2023
	The number of shares		Carrying value	The number of shares		Carrying value
Beginning balance	6,352	~~W~~	227	6,352	~~W~~	227
Acquisition	9,314,148		450,126	13,507,398		485,947
Disposal	(6,353)		(227)	-		-
Retirement(*)	(3,366,257)		(150,000)	(13,507,398)		(485,947)
Ending balance	5,947,890	~~W~~	300,126	6,352	~~W~~	227

(*) For the nine-month period ended September 30, 2024, the Group acquired treasury stocks for retirement, and the retirement of 3,366,257 shares was completed on March 22, 2024. For the year ended December 31, 2023, the Group acquired treasury stocks for retirement, and the retirement of 3,676,470 shares, 4,243,281 shares, 2,842,929 shares and 2,744,718 shares was completed on March 28, 2023, June 16, 2023, August 31, 2023 and December 27, 2023, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

21. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows:

		September 30, 2024
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain(loss) from cash flow hedges	Net finance gain on insurance contract assets (liabilities)	Net finance gain on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)
Change due to fair value		1,554,389	294	-	-	(3,035,232)	(10,266)	-	-	10,511	(6,514)	(1,486,818)
Reclassification:
Change due to impairment or disposal		52,445	-	-	-	-	-	-	-	-	-	52,445
Effect of hedge accounting		-	-	-	(69,213)	-	-	-	-	-	-	(69,213)
Hedging		(49,963)	-	(49,624)	60,605	-	-	-	-	-	-	(38,982)
Effects from changes in foreign exchange rate		-	2	98,947	-	-	-	-	-	2,408	-	101,357
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	83,802	-	-	-	83,802
Deferred income taxes		(409,317)	(78)	5,897	13,081	801,290	2,719	(22,289)	-	(3,278)	323	388,348
Transfer to other account		-	-	-	-	-	-	-	-	(477)	5,291	4,814
Non-controlling		(877)	-	623	-	-	-	(183)	-	-	-	(437)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

interests
Ending balance	~~W~~	(2,481,757)	(761)	(62,674)	(30,635)	632,681	5,726	(230,998)	9	134,056	(4,784)	(2,039,137)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

21. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2024 and the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)
Change due to fair value		3,862,277	9,738	-	-	(2,961,019)	(28,283)	-	-	1,459	4,011	888,183
Reclassification:
Change due to impairment or disposal		465,343	-	-	-	-	-	-	-	4,199	5,077	474,619
Effect of hedge accounting		-	-	-	(69,484)	-	-	-	-	-	-	(69,484)
Hedging		(28,044)	-	(3,903)	152,927	-	-	-	-	-	-	120,980
Effects from changes in foreign exchange rate		-	-	2,316	-	-	-	-	-	2,862	-	5,178
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(272,792)	-	-	-	(272,792)
Deferred income taxes		(1,137,032)	(2,582)	(4,658)	(22,163)	788,561	7,511	71,935	-	(3,402)	(465)	(302,295)
Transfer to other account		-	-	-	-	-	-	-	-	3,055	(7,352)	(4,297)
Non-controlling interests		(4,328)	-	11	-	-	-	522	-	-	-	(3,795)
Ending balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

21. Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings .

i) Changes in regulatory reserve for loan losses including non-controlling interests as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Beginning balance	~~W~~	3,456,487	3,609,851
Planned provision (reversal) for regulatory reserve for loan losses		611,196	(153,364)
Ending balance	~~W~~	4,067,683	3,456,487

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024		September 30, 2023
		Three- month	Nine- month	Three-month	Nine- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,297,068	4,044,079	1,192,065	3,818,288
Provision for regulatory reserve for loan losses		(93,338)	(610,445)	(21,906)	153,153
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	1,203,730	3,433,634	1,170,159	3,971,441
Basic and diluted earnings per share adjusted for regulatory reserve in Korean won (*)	~~W~~	2,195	6,400	2,169	7,351

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

21. Equity (continued)

(f) Dividends

i) Quarterly dividends paid by the controlling company for the nine-month period ended September 30, 2024 are as follows:

	Record date		Total dividends
Common stock (~~W~~ 540 per share)	March 31, 2024 (1Q)	~~W~~	275,069
Common stock (~~W~~ 540 per share)	June 30, 2024 (2Q)		273,358
		~~W~~	548,427

ii) By resolutions of the 23nd general meeting of stockholders, the annual dividends declared to be paid by the controlling company to the shareholders of the Company in respect of the year ended December 31, 2023 are as follows:

Total dividends
Common stock (~~W~~525 per share)	~~W~~	268,697

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

22. Operating income

Operating income for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024		September 30, 2023
		Three- month	Nine- month	Three- month	Nine- month
Operating income:
Interest income	~~W~~	7,402,644	21,838,101	7,028,499	20,336,162
Fees and commission income		1,081,702	3,267,780	1,092,040	3,087,731
Insurance income		794,618	2,338,542	737,324	2,150,250
Reinsurance income		15,538	38,497	10,123	33,379
Insurance finance income		112,769	129,519	96,756	123,274
Dividend income		41,257	194,811	22,892	152,093
Gain on financial instruments at fair value through profit or loss		793,476	3,347,418	622,000	2,952,867
Income from derivatives held for trading		2,244,642	13,760,907	5,001,148	14,635,182
Gain on financial instruments designated at fair value through profit or loss		85,754	201,263	234,256	366,905
Gain (loss) on foreign currency transaction		(1,281,834)	3,294,972	1,462,948	4,359,036
Gain on disposal of financial securities at fair value through other comprehensive income		94,543	167,161	7,383	47,298
Gain on disposal of securities at amortized cost		-	-	-	358
Reversal of allowance for credit loss		(9,677)	1,743	(7,473)	4,123
Gain (loss) on hedging instruments		(16,988)	389,777	146,511	408,968
Other operating income		263,602	745,681	188,783	551,063
	~~W~~	11,622,046	49,716,172	16,643,190	49,208,689

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

23. Net interest income

Net interest income for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024		September 30, 2023
		Three- month	Nine- month	Three- month	Nine- month
Interest income:
Cash and due from banks at amortized cost	~~W~~	201,845	583,940	144,844	426,830
Deposit at FVTPL		84	84	-	349
Securities at FVTPL		437,400	1,250,058	354,763	995,281
Securities at FVOCI		692,328	2,035,113	617,441	1,696,338
Securities at amortized cost		281,784	833,530	283,966	779,048
Loans at amortized cost		5,674,164	16,779,668	5,512,649	16,064,450
Loans at FVTPL		21,453	68,950	21,818	88,465
Insurance finance interest income		53,051	166,421	57,202	180,214
Others		40,535	120,337	35,816	105,187
		7,402,644	21,838,101	7,028,499	20,336,162
Interest expense:
Deposits		2,615,228	7,624,792	2,542,906	7,216,243
Interests on financial liabilities measured at FVTPL		3,345	9,935	3,303	6,489
Borrowings		484,870	1,469,070	451,624	1,376,450
Debt securities issued		867,056	2,504,992	694,715	1,967,041
Insurance finance interest expenses		475,186	1,433,804	476,067	1,457,157
Others		101,972	302,808	96,577	281,450
		4,547,657	13,345,401	4,265,192	12,304,830

Net interest income	~~W~~	2,854,987	8,492,700	2,763,307	8,031,332

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

24. Net fees and commission income

Net fees and commission income for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024		September 30, 2023
		Three-month	Nine- month	Three-month	Nine- month
Fees and commission income:
Credit placement fees	~~W~~	19,846	60,277	19,909	60,114
Commission received as electronic charge receipt		36,787	110,940	35,908	109,126
Brokerage fees		96,775	309,468	110,457	303,437
Commission received as agency		40,359	119,192	34,592	98,987
Investment banking fees		83,680	176,675	27,855	105,730
Commission received in foreign exchange activities		92,107	265,947	74,243	216,306
Trust management fees		62,576	188,914	74,645	226,489
Credit card fees		323,062	1,008,630	375,762	999,559
Operating lease fees		162,459	487,771	153,441	444,167
Others		164,051	539,966	185,228	523,816
		1,081,702	3,267,780	1,092,040	3,087,731
Fees and commission expense:
Credit-related fee		15,149	39,819	10,384	32,512
Credit card fees		244,878	711,992	233,271	690,385
Others		131,108	406,093	136,344	400,065
		391,135	1,157,904	379,999	1,122,962

Net fees and commission income	~~W~~	690,567	2,109,876	712,041	1,964,769

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

25. Reversal of (provision for) credit loss allowance

Reversal of (provision for) credit loss allowance on financial assets for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024		September 30, 2023
		Three-month	Nine- month	Three-month	Nine- month
Allowance provided:
Loans at amortized cost	~~W~~	(451,175)	(1,295,632)	(456,525)	(1,395,209)
Other financial assets at amortized cost		(12,711)	(48,423)	(24,499)	(71,946)
Securities at fair value through other comprehensive income		(1,832)	(1,832)
Unused credit line and financial guarantee		53,136	(55,595)	(359)	(7,340)
Securities at amortized cost		-	-	133	(1,834)
		(412,582)	(1,401,482)	(481,250)	(1,476,329)
Allowance reversed:
Securities at fair value through other comprehensive income		(9,973)	-	(7,473)	4,123
Securities at amortized cost		296	1,743	-	-
		(9,677)	1,743	(7,473)	4,123
	~~W~~	(422,259)	(1,399,739)	(488,723)	(1,472,206)

26. General and administrative expenses

General and administrative expenses for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024		September 30, 2023
		Three-month	Nine-month	Three-month	Nine-month
Employee benefits:
Salaries	~~W~~	847,659	2,463,285	793,287	2,422,058
Severance benefits:		43,537	128,802	35,728	109,557
Defined contribution		9,681	28,725	8,746	27,112
Defined benefit		33,856	100,077	26,982	82,445
Termination benefits		978	7,002	75,343	111,960
		892,174	2,599,089	904,358	2,643,575

Entertainment		10,381	30,724	10,596	29,760
Depreciation		138,636	398,707	129,751	378,705
Amortization		76,730	200,725	57,567	166,642
Taxes and utility bills		58,184	208,910	55,983	184,802
Advertising		75,277	191,112	69,826	184,295
Research		5,774	17,338	4,220	15,650
Others		232,088	686,490	265,233	692,953
	~~W~~	1,489,244	4,333,095	1,497,534	4,296,382

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

27. Share-based payments

(a) Performance shares granted as of September 30, 2024 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at September 30, 2024	170,874	2,905,065

Fair value per share in Korean won	~~W~~ 44,222, ~~W~~ 33,122, ~~W~~ 37,387, ~~W~~ 37,081 and ~~W~~ 38,156 for the expiration of exercising period from 2019 to 2023	~~W~~ 55,500

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the past one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

27. Share-based payments (continued)

(b) Share-based compensation costs for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024
		Employees of
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	6,807	55,655	62,462

		September 30, 2023
		Employees of
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	2,389	15,072	17,461

(c) Accrued expenses recognized related to share-based payment transactions as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024
		Accrued expenses
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	18,253	149,325	167,578

		December 31, 2023
		Accrued expenses
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	16,079	111,056	127,135

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

28. Income tax expense

(a) Income tax expense for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024		September 30, 2023
		Three-month	Nine- month	Three-month	Nine- month
Current income tax expense	~~W~~	406,986	974,274	344,567	917,774
Temporary differences (*)		(4,109)	(58,214)	87,887	627,249
Income tax recognized in other comprehensive income (*)		37,042	386,988	(60,897)	(271,410)
Income tax expenses	~~W~~	439,919	1,303,048	371,557	1,273,613

Effective tax rate	%	24.92	24.01	23.36	24.61

(*) The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in K-IFRS No. 1012.

(b) The Group is reviewing the impact on the consolidated financial statements following the implementation of the Global Minimum Tax Act. Due to the complexity of the application of the global minimum tax law, it is difficult to reasonably estimate the impact on the consolidated financial statements, and the Group is estimating the impact on the consolidated financial statement with a tax expert.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

29. Earnings per share

Basic and diluted earnings per share for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024		September 30, 2023
		Three- month	Nine- month	Three-month	Nine- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,297,068	4,044,079	1,192,065	3,818,288
Less:
Dividends to hybrid bonds		(38,591)	(124,397)	(50,939)	(142,893)
Profit available for common stock	~~W~~	1,258,477	3,919,682	1,141,126	3,675,395

Weighted average number of common shares outstanding(*)		503,986,567	507,942,592	516,761,098	520,828,602

Basic and diluted earnings per share in Korean won	~~W~~	2,497	7,717	2,210	7,057

(*) As of September 30, 2024, the number of common shares issued by the Group is 509,393,214 shares, and the weighted average number of outstanding shares reflects changes such as the acquisition and retirement of treasury stock for the nine-month periods ended September 30, 2024 and 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

30. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	14,697,550	12,503,445
Contingent guarantees		4,884,767	4,337,751
ABS and ABCP purchase agreements		1,780,168	1,533,047
		21,362,485	18,374,243
Commitments to extend credit:
Loan commitments in Korean won		92,457,538	88,913,555
Loan commitments in foreign currency		25,255,898	26,970,371
Other agreements (*)		97,375,493	96,194,944
		215,088,929	212,078,870
Endorsed bills:
Secured endorsed bills		3,270	44
Unsecured endorsed bills		12,402,906	10,519,665
		12,406,176	10,519,709
	~~W~~	248,857,590	240,972,822

(*) Unused credit commitments provided to the card customers are included, the amounts are ~~W~~91,572,430 million for the nine-month period ended September 30, 2024 and ~~W~~90,832,893 million for the year ended December 31, 2023.

(b) Legal contingencies

As of September 30, 2024, the Group is involved with 1,055 pending lawsuits as a defendant with total litigation fee of ~~W~~ 1,095,785 million.

As of the September 30, 2024, the Group has recorded ~~W~~ 24,799 million and ~~W~~4,723 million, respectively, as other provisions and insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (“TRS”, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedge ("IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind.

Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.

Institutional sanctions (banned from the sale of new private equity funds and etc. for six months) against the Group was finalized by the Financial Services Commission on November 12, 2021.

In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

30. Commitments and contingencies (continued)

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’. The Group was fined ~~W~~ 50 million on March 15, 2023, for relaxing its supervision obligation. However, the Group believes that additional legal liability that arise in the future in relation to the above incident is not high.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(d) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of September 30, 2024, approximately ~~W~~420 billion, the entire outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery. On August 29, 2023, the Board of Directors decided to proceed with privatization using the post-settlement method. In addition, on December 8, 2023, the Board of Directors decided to privatize NH-UK Peterborough Power Plant Trust and others through a post-settlement method.

(e) The Group is responsible for the completion of construction when the contractor fails to fulfill its responsibilities. In case the Group fails to fulfill its responsibility, it is in the process of a responsible-for-completion land trust project (108 cases other than the new residential and commercial apartment project in Mugeo-dong Nam-gu, Ulsan) to compensate for damages incurred to the financial institutions, and for the period ended September 30, 2024, the total PF commitment amount of PF loan financial institutions is ~~W~~ 2,441.2 billion on a temporary basis, ~~W~~ 2,772.4 billion on a limit basis, and the total PF loans amounted to ~~W~~ 4,430.3 billion.

Meanwhile, the construction company’s responsibility for completion of a total of 53 (43 completed sites and 10 sites in progress) land trust, including the new construction project of the Logistics Center in Samdeok-ri, Jincheon-eup, Jincheon-gun, Chungcheongbuk-do, which the consolidated entity is in progress as of the end of the current period, has not been fulfilled. The total PF commitment amount of PF loan financial institutions invested in the relevant business site at the end of the current period is ~~W~~ 854.8 billion on a temporary basis and ~~W~~ 1,225.0 billion on a limit basis, and the PF loan amount is ~~W~~ 1,805.6 billion.

In addition, the completion deadline for a total of 10 (7 completed sites and 3 sites in progress) land trust projects, including the Sanho-dong multiplex in Masan Happo-gu, Changwon-si, Gyeongsangnam-do, which the consolidated entity is in progress as of the end of the current period, has passed. The total PF commitment amount of PF loan financial institutions invested in the relevant business site at the end of the current period is ~~W~~ 147.3 billion on a temporary basis and ~~W~~ 235.6 billion on a limit basis, and the PF loan amount is ~~W~~ 368.4 billion.

The amount of claim for damages of the Group is determined after identifying whether it is a damage caused by the Group’s failure to fulfill its responsibilities, and the scope of damages to be compensated by the Group may change depending on the results of lawsuits that are in progress as of September 30, 2024 or that will proceed after the end of the current period. Since the loss amount cannot be reliably measured, the consolidated financial statements as of September 30, 2024, do not reflect these impacts. The Group will continue to monitor the progress of each business site in the future.

(f) As of September 30, 2024, the Group may lease some part of the total project cost for 38 borrowing-type land trust contracts, including the Magok D13BL Knowledge Industry Center, Gangseo-gu, Seoul. The additional maximum lending amount (unused limit) is ~~W~~ 405,254 million. The decision on whether to lease from the trust account for the project is not an unconditional obligation for the Group. It will be determined based on various factors, including own accounts and the fund management plan of each trust business.

(g) An investigation by the Fair Trade Commission regarding unfair collaborative practices by four commercial banks are in progress, and the results cannot be predicted at this moment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Cash and due from banks at amortized cost	~~W~~	44,432,125	34,650,390
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,398,010)	(1,322,274)
Restricted due from banks		(3,460,010)	(2,911,232)
		(4,858,020)	(4,233,506)
	~~W~~	39,574,105	30,416,884

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, receivable balance and payable balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to ‘Note 13’

(a)
Balances with the related parties as of September 30, 2024 and December 31, 2023 are as follows:

Related party	Account		September 30, 2024	December 31, 2023
Investments in associates:
BNP Paribas Cardif Life Insurance	Credit card loans	~~W~~	173	105
〃	ACL		(1)	(1)
〃	Accrued income		25	32
〃	Deposits		5,382	2,984
〃	Allowance for Undrawn Commitment		2	2
Incorporated association Finance Saving Information Center	Credit card loans		1	-
〃	Deposits		8	7
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		11,700	12,000
〃	ACL		(276)	(471)
〃	Accrued income		45	51
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Accrued income		260	310
KOREA FINANCE SECURITY CO., LTD.	Deposits		149	132
〃	Credit card loans		1	-
Korea Credit Bureau	Deposits		483	640
〃	Credit card loans		233	-
Goduck Gangil1 PFV Co., Ltd.	Deposits		4	11
SBC PFV Co., Ltd.	Loans		958,900	-
〃	ACL		(1,479)	-
〃	Accrued income		92	-
〃	Deposits		2	13,113
Goduck Gangil10 PFV Co., Ltd.	Loans		-	1,100
〃	ACL		-	(5)
〃	Deposits		7,841	7,568
Shinhan Global Healthcare Investment Fund 2	Deposits		1	1
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,600	3,600
Neoplux Market-Frontier Secondary Fund	Account receivables		-	592
Gyeonggi-Neoplux Superman Fund	Account receivables		1,576	1,174
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		552	1,883

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Related parties(continued)

(a) Balances with the related parties as of September 30, 2024 and December 31, 2023 are as follows (continued):

Related party	Account		September 30, 2024	December 31, 2023
Investments in associates (continued):
SHINHAN-NEO Core Industrial Technology Fund	Account receivables	~~W~~	330	123
Neoplux No.3 Private Equity Fund	Account receivables		6,897	5,866
Korea Digital Asset Custody (*1)	Deposits		-	34
Shinhan Smilegate Global PEF I	Unearned revenue		-	7
WaveTechnology co.Ltd.	Deposits		176	17
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		1,140	1,596
iPIXEL Co.,Ltd.	Credit card loans		16	-
〃	ACL		(1)	-
〃	Deposits		890	11
〃	Allowance for Undrawn Commitment		1	-
CJL No.1 Private Equity Fund	Deposits		-	265
NewWave 6th Fund	Account receivables		698	984
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		864	923
Logisvalley Shinhan REIT Co.,Ltd.	Loans		33,000	33,000
〃	ACL		(36)	(36)
〃	Account receivables		83	-
〃	Accrued income		38	81
〃	Deposits		1,692	1,134
Shinhan-Albatross tech investment Fund	Deposits		2,766	2,229
Shinhan Global Active REIT Co.Ltd. (*2)	Loans		39,700	-
〃	ACL		(348)	-
〃	Derivative assets		740	-
〃	Accrued income		817	-
〃	Deposits		6,395	206
Shinhan VC tomorrow venture fund 1	Account receivables		1,812	730
Global Net Zero Solution Security Investment Trust (*1)	Accrued income		-	2
SEOKWANG T&I	Deposits		-	1
Shinhan Time 1st Investment fund	Deposits		64	151
Shinhan-Cognitive Start-up Fund L.P.	Unearned revenue		-	52
NH-J&-IBKC Label Technology Fund	Deposits		111	301
Shinhan-JW Mezzanin New Technology Fund 1st (*1)	Unearned revenue		-	7
Shinhan M&A-ESG Investment fund	Account receivables		385	285
K-REITs Infrastructure Real Estate Fund	Accrued income		5	-
MAN Global Strategy Fund(H)	Accrued income		1	-
Shinhan General Private Real Estate Investment Trust No.3	Accrued income		38	13
Capstone REITs No.26	Loans		20,000	-
〃	ACL		(35)	-
〃	Accrued income		87	-
〃	Deposits		-	1
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.	Accrued income		21	21

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Related parties(continued)

(a) Balances with the related parties as of September 30, 2024 and December 31, 2023 are as follows (continued):

Related party	Account		September 30, 2024	December 31, 2023
Investments in associates (continued):
Shinhan-GB FutureFlow Fund L.P.	Unearned revenue	~~W~~	61	-
LB Scotland Amazon Fulfillment Center Fund 29	Derivative assets		253	-
Shinhan AIM FoF Fund 1-A	Derivative assets		1,117	-
Pinestreet Global Fund 13-2	Derivative assets		28	-
Cascade Tech Co.,Ltd.	Deposits		31	-
STIC ALT Global II Private Equity Fund	Deposits		2,327	-
Douzone Techfin Co.,Ltd.	Credit card loans		12	-
〃	ACL		(2)	-
〃	Deposits		22,750	-
〃	Allowance for Undrawn Commitment		8	-
Rifa Private Real Estate Investment Trust 31	Loans		14,000	-
〃	ACL		(33)	-
Pacific Private Placement Real Estate Fund No.40	Loans		14,000	-
〃	ACL		(37)	-
〃	Accrued income		124	-
Shinhan-DS Mezzanine New Technology Investment Association No. 1	Unearned revenue		159	-
Shinhan-C Square Mezzanine New Technology Investment Association No. 1	Unearned revenue		29	-
KR Seocho Co., Ltd.	Loans		11,871	-
〃	ACL		(231)	-
〃	Accrued income		291	-
KB Distribution Private Real Estate 3-1	Loans		2,000	-
〃	ACL		(35)	-
〃	Accrued income		17	-
Key management personnel and their immediate relatives:	Loans		3,403	5,003
	Assets		1,127,568	68,038
	Liabilities	~~W~~	52,196	29,797

(*1) Excluded from the associates due to disposal and liquidation for the nine-month period ended September 30, 2024.

(*2) Included accounts receivable and payable with the subsidiary of the related parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Related parties (continued)

(b) Transactions with the related parties for the nine-month periods ended September 30, 2024 and 2023 are as follows:

Related party	Account		September 30, 2024		September 30, 2023
			Three- month	Nine- month	Three- month	Nine- month
Investments in associates:
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	409	940	2,607	3,823
〃	Provision for credit loss		-	-	-	(2)
〃	Interest expense		(3)	(9)	(2)	(51)
Partners 4th Growth Investment Fund (*1)	Interest expense		-	-	(2)	(4)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		800	1,047	-	115
〃	Interest expense		(5)	(10)	-	(2)
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		-	192	-	173
Shinhan-PS Investment Fund No.1	Fees and commission income		10	15	-	15
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income		144	441	151	416
〃	Provision for credit loss		(195)	-	-	-
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		259	814	310	952
KOREA FINANCE SECURITY CO., LTD.	Fees and commission income		1	3	1	3
〃	Other administrative expense		(108)	(108)	-	-
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		3,000	3,122	-	139
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		-	148	-	140
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		158	158	-	56
Korea Credit Bureau	Fees and commission income		1,243	1,262	3	11
〃	Fees and commission expense		(3,443)	(3,443)	-	-
〃	Other administrative expense		(52)	(52)	-	-
Goduck Gangil1 PFV Co., Ltd.	Interest income		-	-	24	132
〃	Reversal of (provision for) credit loss		-	-	(1)	10
SBC PFV Co., Ltd.	Fees and commission income		249	7,839	-	-
〃	Interest income		15,475	21,502	-	-
〃	Interest expense		(1)	(13)	(2)	(10)
〃	Reversal of (provision for) credit loss		626	(793)	-	-
Goduck Gangil10 PFV Co., Ltd.	Interest income		-	30	14	57
〃	Interest expense		(60)	(236)	(99)	(448)
〃	Reversal of credit loss		12	17	-	1
Korea Omega Project Fund I	Fees and commission income		35	110	40	123
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		3	15	5	39
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		77	270	96	289
Future-Creation Neoplux Venture Capital Fund	Interest income		39	58	19	66
Neoplux Market-Frontier Secondary Fund	Fees and commission income		-	-	85	466
Gyeonggi-Neoplux Superman Fund	Fees and commission income		135	403	126	423
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		182	537	221	698
NewWave 6th Fund	Fees and commission income		227	698	244	733

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Related parties (continued)

(b) Transactions with the related parties for the nine-month periods ended September 30, 2024 and 2023 are as follows (continued):

Related party	Account		September 30, 2024		September 30, 2023
			Three- month	Nine- month	Three- month	Nine- month
Investments in associates (continued):
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income	~~W~~	100	332	124	373
KTC-NP Growth Champ 2011-2 Private Equity Fund (*1)	Interest income		-	-	-	36
Neoplux No.3 Private Equity Fund	Fees and commission income		646	1,942	675	2,002
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		386	1,140	401	1,194
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		16	46	16	46
Ulmus SHC innovation investment fund	Fees and commission income		17	52	22	68
CJL No.1 Private Equity Fund	Interest expense		-	(2)	(3)	(8)
Leverent-Shinhan Vista New Technology Investment Fund	Fees and commission income		-	40	40	80
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		-	120	68	204
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		24	74	25	75
Shinhan-Time mezzanine blind Fund	Fees and commission income		76	225	75	150
Shinhan VC tomorrow venture fund 1	Fees and commission income		665	1,812	850	2,550
JS Shinhan Private Equity Fund	Fees and commission income		151	449	151	449
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		296	592	148	444
Shinhan-Kunicorn first Fund	Fees and commission income		-	261	-	232
Shinhan-Quantum Startup Fund	Fees and commission income		38	114	38	114
Shinhan Simone Fund Ⅰ	Fees and commission income		-	78	-	78
Shinhan Whitrin New Tech Fund	Fees and commission income		21	62	21	64
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		(1)	(1)	(1)	(1)
Logisvalley Shinhan REIT Co.,Ltd.	Interest income		428	1,275	429	1,412
〃	Fees and commission income		37	93	41	122
〃	Interest expense		-	(1)	-	(1)
〃	Provision for credit loss		-	-	-	(4)
Shinhan Dev Healthcare Investment Fund	Fees and commission income		(95)	82	19	58
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		29	222	61	128
Global Commerce New Technology Investment Fund	Fees and commission income		15	30	8	30
Shinhan-HGI Entities with social responsibility Investment Fund	Fees and commission income		16	47	16	47
Shinhan WWG Energy Fund New Technology Investment Fund	Fees and commission income		11	34	11	34
IGIS Shinhan Tech. Investment Trust 1	Fees and commission income		36	36	36	36
Shinhan-Ji and Tec Smart Innovation Fund	Fees and commission income		65	130	65	195
Global Net Zero Solution Security Investment Trust (*2)	Fees and commission income		-	17	19	58
SH 1.5years Maturity Investment Type Security Investment Trust No.2 (*2)	Fees and commission income		-	4	4	12

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Related parties (continued)

(b) Transactions with the related parties for the nine-month periods ended September 30, 2024 and 2023 are as follows (continued):

Related party	Account		September 30, 2024		September 30, 2023
			Three- month	Nine- month	Three- month	Nine- month
Investments in associates (continued):
Shinhan Global Active REIT Co. Ltd.(*3)	Interest income	~~W~~	638	3,982	-	-
〃	Fees and commission income		792	2,449	-	-
〃	Derivative-related income		204	8,220	-	-
〃	Interest expense		(2)	(4)	(1)	(2)
〃	Reversal of credit loss		437	218	-	-
Shinhan Time 1st Investment fund	Fees and commission income		-	26	-	26
Shinhan SGC ESG Investment Fund 1st	Fees and commission income		29	86	29	86
Shinhan-iSquare Venture PEF 1st	Fees and commission income		25	75	25	75
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income		-	207	-	42
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Fees and commission income		-	216	-	216
NH-J&-IBKC Label Technology Fund	Interest expense		(1)	(5)	(3)	(10)
Bonanza-Shinhan GIB Innovative Semiconductor Investment Fund	Fees and commission income		-	55	-	55
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income		54	160	54	59
Shinhan M&A-ESG Investment Fund	Fees and commission income		285	855	285	441
Shinhan-JW Mezzanin New Technology Fund 1st (*2)	Fees and commission income		-	7	33	33
MAN Global Strategy Fund(H)	Fees and commission income		1	5	2	2
Shinhan Time Secondary Blind New Technology Investment Association	Fees and commission income		51	150	20	20
Shinhan-OpenWater Pre-IPO Fund-1	Fees and commission income		-	100	36	36
Shinhan-CJ Technology Innovation Fund No. 1	Fees and commission income		51	150	38	38
Shinhan-Eco Venture Fund 2nd	Fees and commission income		25	75	24	24
Heungkuk-Shinhan The First Visionary Fund No.1	Fees and commission income		-	200	87	87
Koreainvestment-Shinhan-LEP K beauty	Fees and commission income		96	190	94	94
Shinhan HB Wellness 1st Fund	Fees and commission income		19	58	16	16
Shinhan J&Wave New Technology Business Investment Association	Fees and commission income		3	14	2	2
Shinhan General Private Real Estate Investment Trust No.3	Fees and commission income		42	86	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Related parties (continued)

(b) Transactions with the related parties for the nine-month periods ended September 30, 2024 and 2023 are as follows (continued):

Related party	Account		September 30, 2024		September 30, 2023
			Three- month	Nine- month	Three- month	Nine- month
Investments in associates (continued):
Shinhan DS Secondary Investment Fund	Fees and commission income	~~W~~	-	151	-	-
Fortress-Shinhan Air Cargo No. 1 New Technology Investment Association	Fees and commission income		26	76	-	-
Shinhan Ulmus Small Manager Innovative Enterprise Investment Association No. 7	Fees and commission income		24	71	-	-
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.	Fees and commission income		21	62	-	-
Shinhan-GB FutureFlow Fund L.P.	Fees and commission income		61	177	-	-
LB Scotland Amazon Fulfillment Center Fund 29	Derivative-related income		57	253	-	-
〃	Other expense		-	(2)	-	-
Shinhan AIM FoF Fund 1-A	Derivative-related income		(855)	937	-	-
〃	Derivative-related expense		-	(232)	-	-
〃	Other income		-	22	-	-
Pinestreet Global Fund 13-2	Derivative-related income		(2)	18	-	-
〃	Other income		1	1	-	-
Shinhan Regent New Technology Business Investment Association No. 1	Fees and commission income		-	23	-	-
Shinhan-soo secondary Fund	Fees and commission income		-	134	-	-
E&Shinhan New Growth-Up Fund	Fees and commission income		81	177	-	-
Cascade Tech Co., Ltd.	Reversal of credit loss		-	6	-	-
TheZone Techfin Co., Ltd.	Fees and commission income		1	2	-	-
〃	Interest expense		(214)	(524)	-	-
Songpa Biz Cluster PFV Co., Ltd.	Fees and commission income		9,178	9,178	-	-
〃	Interest expense		-	(1)	-	-
STIC ALT Global II Private Equity Fund	Interest expense		(1)	(2)	-	-
Rifa Private Real Estate Investment Trust 31	Interest income		128	553	-	-
〃	Reversal of (provision for) credit loss		14	(33)	-	-
Pacific Private Placement Real Estate Fund No.40	Interest income		298	771	-	-
Shinhan-DS Mezzanine New Technology Investment Association No. 1	Fees and commission income		67	106	-	-
Shinhan-Csquared Mezzanine Fund 1	Fees and commission income		10	10	-	-
Shinhan Time BM Sub-Director New Technology Association	Fees and commission income		-	110	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Related parties (continued)

(b) Transactions with the related parties for the nine-month periods ended September 30, 2024 and 2023 are as follows (continued):

Related party	Account		September 30, 2024		September 30, 2023
			Three- month	Nine- month	Three- month	Nine- month
Investments in associates (continued):
KR Seocho Co., Ltd.	Interest income	~~W~~	282	1,005	-	-
Shinhan Market-Frontier Investment Association No. 3	Fees and commission income		384	635	-	-
K-REITs Infrastructure Real Estate Fund	Fees and commission income		16	33	25	25
KB Distribution Private Real Estate 3-1	Interest income		26	77	-	-
〃	Provision for credit loss		(30)	(35)	-	-
Capstone REITs No.26	Interest income		252	337	-	-
〃	Provision for credit loss		(13)	(35)	-	-
Wave Technology	Fees and commission expense		(300)	(300)	-	-
Key management personnel and their close family members	Interest income		32	99	51	185
		~~W~~	34,487	75,697	8,016	20,190

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2023.

(*2) Excluded from the associates due to disposal and liquidation for the year ended September 30, 2024.

(*3) Included transaction details with the subsidiary of the related parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the nine-month periods ended September 30, 2024 and 2023 are as follows:

		September 30, 2024		September 30, 2023
		Three- month	Nine- month	Three-month	Nine- month
Short-term employee benefits	~~W~~	5,257	16,784	6,206	19,197
Severance benefits		195	621	178	573
Share-based payment transactions(*)		7,211	14,703	2,672	6,361
	~~W~~	12,663	32,108	9,056	26,131

(*) Share-based payments refer to the remuneration expenses during the vesting period.

(d) The guarantees provided between the related parties as of September 30, 2024 and December 31, 2023 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		September 30, 2024	December 31, 2023	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	-	10,000	Unused loan limit
〃	SBC PFV Co., Ltd.		91,100	-	Unused loan limit
〃	Key Management Personnel		2,719	3,241	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		827	895	Unused credit line
The Group	Structured entities		242,483	326,830	Purchase agreement
〃	〃		215,195	-	Derivative agreement
		~~W~~	552,324	340,966

(e) Details of collaterals provided by the related parties as of September 30, 2024 and December 31, 2023 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		September 30, 2024	December 31, 2023
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	-	2,400
	Logisvalley Shinhan REIT Co.,Ltd.	Collateral trust		39,600	39,600
	Rifa Private Real Estate Investment Trust 31	Collateral trust		16,800	-
	SBC PFV Co., Ltd.	Collateral trust		1,320,000	-
	Key Management Personnel	Properties		6,799	4,417
		Deposits and etc.		1,196	1,127
		Guarantee		2,135	1,308
				10,130	6,852
			~~W~~	1,386,530	48,852

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Related parties (continued)

(f) Details of significant loan transactions with related parties for the nine-month period ended September 30, 2024 and for the year ended December 31, 2023 are as follows:

			September 30, 2024
Classification	Company		Beginning	Loan	Recover	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,529	-	(300)	471	11,700
	Shinhan Global Active REIT Co.Ltd.		-	165,400	(125,700)	-	39,700
	SBC PFV Co., Ltd.		-	1,144,000	(185,100)	-	958,900
	Goduck Gangil10 PFV Co., Ltd.		1,100	-	(1,100)	-	-
	Logisvalley Shinhan REIT Co.,Ltd.		33,000	34,175	(34,175)	-	33,000
	Cascade Tech Co.,Ltd.		-	66	(66)	-	-
	Rifa Private Real Estate Investment Trust 31		-	28,000	(14,000)	-	14,000
	Pacific Private Placement Real Estate Fund No.40		-	14,000	-	-	14,000
	KR Seocho Co., Ltd.		-	11,871	(7,000)	7,000	11,871
	KB Distribution Private Real Estate 3-1		-	2,000	-	-	2,000
	Capstone REITs No.26		-	20,000	-	-	20,000
Key Management Personnel			5,005	1,317	(2,917)	-	3,405
Total		~~W~~	50,634	1,420,829	(370,358)	7,471	1,108,576

(*) The effect on changes in allowance for credit loss is included.

			December 31, 2023
Classification	Company		Beginning	Loan	Recover	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,880	-	-	(351)	11,529
	Goduck Gangil1 PFV Co., Ltd.		6,825	-	(6,825)	-	-
	Goduck Gangil10 PFV Co., Ltd.		3,100	-	(2,000)	-	1,100
	Logisvalley Shinhan REIT Co.,Ltd.		43,000	33,000	(43,000)	-	33,000
Kay Management Personnel			6,563	3,154	(4,712)	-	5,005
Total		~~W~~	71,368	36,154	(56,537)	(351)	50,634

(*) The effect on changes in allowance for credit loss is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

33. Interests in unconsolidated structured entities

(a)
The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024	December 31, 2023
Total assets:
Asset-backed securitization	~~W~~	221,731,316	214,750,119
Structured financing		456,929,028	427,272,034
Investment fund		447,726,843	364,272,967
	~~W~~	1,126,387,187	1,006,295,120

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

33. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans at fair value through profit or loss	~~W~~	11,948	309,401	20,808	342,157
Loan at amortized cost		2,022,232	18,314,714	248,272	20,585,218
Securities at fair value through profit or loss		3,854,853	166,901	14,933,825	18,955,579
Derivative assets		14,346	-	-	14,346
Securities at fair value through other comprehensive income		4,192,117	177,284	-	4,369,401
Securities at amortized cost		4,925,662	-	60	4,925,722
Other assets		10,398	102,212	2,926	115,536
	~~W~~	15,031,556	19,070,512	15,205,891	49,307,959
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	4,136	273	-	4,409
Other liabilities		452	5,143	3	5,598
	~~W~~	4,588	5,416	3	10,007

		December 31, 2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans at fair value through profit or loss	~~W~~	9,598	309,635	123,282	442,515
Loan at amortized cost		1,061,060	16,604,162	227,185	17,892,407
Securities at fair value through profit or loss		4,366,192	129,795	13,304,176	17,800,163
Derivative assets		674	-	-	674
Securities at fair value through other comprehensive income		4,041,459	183,517	3,315	4,228,291
Securities at amortized cost		4,806,904	-	65	4,806,969
Other assets		4,636	79,822	11,935	96,393
	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	9,939	315	-	10,254
Other liabilities		301	1,628	-	1,929
	~~W~~	10,240	1,943	-	12,183

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

33. Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	15,031,556	19,070,512	15,205,891	49,307,959
Purchase agreements		944,016	58,267	2,298,475	3,300,758
Loan commitments		385,249	1,288,549	22,158	1,695,956
Others		-	405,254	-	405,254
	~~W~~	16,360,821	20,822,582	17,526,524	54,709,927

		December 31, 2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412
Purchase agreements		1,029,819	10,462	2,134,239	3,174,520
Loan commitments		353,790	913,252	-	1,267,042
Others		-	429,549	-	429,549
	~~W~~	15,674,132	18,660,194	15,804,197	50,138,523

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

34. Events after the reporting period

(a) Quarterly dividend resolution

The Company decided to pay a quarterly dividend of ~~W~~ 540 per share for common stock and convertible preferred stock by a resolution of the board of directors on October 25, 2024. The total amount of dividends is ~~W~~ 271,860 million, and the dividend base date is September 30, 2024.

(b) Acquisition and retirement of treasury shares

To enhance the shareholders’ value, the Group made a decision on the acquisition and retirement of treasury stock amounted to ~~W~~ 400 billion based on the resolution of the board of directors on October 25, 2024. Of this amount, ~~W~~ 250 billion is scheduled to be acquired by December 31, 2024, and the remaining ~~W~~ 150 billion by March 31, 2025.